EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER
BY AND BETWEEN
HERITAGE FINANCIAL GROUP, INC.
AND
ALARION FINANCIAL SERVICES, INC.

Dated as of April 21, 2014

3.20	Seller Material Contracts.	27
3.21	Loan Matters.	29
3.22	Opinion of Financial Advisor.	32
3.23	Vote Required.	32
3.24	Insurance.	32
3.25	Community Reinvestment Act Compliance.	32
3.26	Investment Securities.	33
3.27	Books and Records.	33
3.28	Indemnification.	33
3.29	No Other Representations or Warranties.	33

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PURCHASER		34

4.1	Organization and Authority.	34
4.2	Authorization; No Violation.	34
4.3	Purchaser Information.	35
4.4	Financial Statements and Reports.	36
4.5	Absence of Certain Changes.	38
4.6	Litigation and Other Proceedings.	38
4.7	No Undisclosed Liabilities.	38
4.8	Compliance with Laws.	38
4.9	No Vote Required.	40
4.10	Reorganization.	40
4.11	Financing.	40
4.12	Capitalization.	40
4.13	Properties and Leases.	41
4.14	Tax Matters.	42
4.15	Related Party Transactions.	44
4.16	Labor.	44
4.17	Purchaser Benefit Plans.	45
4.18	Risk Management.	46
4.19	Environmental Matters.	46
4.2	Intellectual Property.	47
4.21	Brokers and Finders.	47
4.22	Purchaser Material Contracts.	47
4.23	Loan Matters.	48
4.24	Insurance.	50
4.25	Community Reinvestment Act Compliance.	51
4.26	Investment Securities.	51
4.27	Books and Records.	51
4.28	Indemnification.	51
4.29	No other Representations or Warranties	52

ARTICLE 5 CONDUCT OF BUSINESS PENDING CONSUMMATION		52

5.1	Affirmative Covenants of Seller.	52
5.2	Negative Covenants of Seller.	52
5.3	Affirmative Covenants of Purchaser.	55
5.4	Negative Covenants of Purchaser.	56

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5.5	Adverse Changes in Condition.	56
5.6	Reports.	57

ARTICLE 6 ADDITIONAL AGREEMENTS		57

6.1	Regulatory Matters.	57
6.2	Access to Information; Current Information; Attendance at Meetings.	59
6.3	Shareholder Meeting.	61
6.4	NASDAQ Listing.	61
6.5	No Solicitation.	61
6.6	Agreement as to Efforts to Consummate.	63
6.7	Press Releases.	64
6.8	State Takeover Laws.	64
6.9	Employee Benefits and Contracts; Directors.	64
6.10	Indemnification; Directors’ and Officers’ Insurance.	66
6.11	System Integration.	67

ARTICLE 7 CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE		67

7.1	Conditions to Obligations of Each Party.	67
7.2	Conditions to Obligations of Purchaser.	68
7.3	Conditions to Obligations of Seller.	70

ARTICLE 8 TERMINATION		71

8.1	Termination.	71
8.2	Effect of Termination.	73
8.3	Fees and Expenses.	73
8.4	Termination Fee.	73

ARTICLE 9 MISCELLANEOUS PROVISIONS		74

9.1	Definitions.	74
9.2	Brokers and Finders.	80
9.3	Entire Agreement.	81
9.4	Amendments.	81
9.5	Waivers.	81
9.6	Assignment.	81
9.7	Notices.	82
9.8	Governing Law; Venue.	82
9.9	Counterparts.	83
9.10	Captions; Articles and Sections.	83
9.11	Interpretations.	83
9.12	Enforcement of Agreement.	83
9.13	Third Party Beneficiaries.	83
9.14	Severability.	84
9.15	Survival.	84

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LIST OF EXHIBITS

Exhibit	Description
A	Form of Support Agreement
B	Form of Director Letter Agreement
C	Form of Claims Letter
D	Form of Severance Agreement with Mr. Hart
E	Form of Severance Agreement with Mr. Ivers
F	Form of Employment Agreement with Ms. Cribb
G	Form of Exchange Agreement with Jacobs Asset Management, LLC

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INDEX OF DEFINED TERMS

Acquisition Proposal	Section 6.5(e)
Affiliate	Section 9.1(a)
Agreement	Preamble
Alarion Bank	Recital B
Articles of Merger	Sectoin 1.2
Assets	Section 9.1(a)
Average Purchaser Stock Price	Section 8.1(h)
Bank Merger	Recital B
Bank Merger Agreement	Section 1.9
Bank Merger Certificates	Section 1.9
Bankruptcy and Equity Exception	Section 3.4(a)
Beneficially Own	Section 3.10
BSP	Section 3.19
CERCLA	Section 9.1(a)
Certificate	Section 1.4(b)
Change in Recommendation	Section 6.5(c)
Claims Letters	Section 6.9(g)
Closing	Section 1.8
Closing Date	Section 1.8
Code	Recital E
Common Stock Merger Consideration	Section 1.4(b)
Confidentiality Agreement	Section 9.1(a)
Consent	Section 9.1(a)
Contract	Section 9.1(a)
Default	Section 9.1(a)
Determination Date	Section 8.1(h)
Determination Period	Section 8.1(h)
Director Letter Agreements	Section 6.9(f)
Dissenting Shares	Section 1.4(f)
Division	Section 3.6(c)
DOL	Section 3.15(b)
Effective Time	Section 1.2
Employee Benefit Plan	Section 9.1(a)
Environmental Laws	Section 9.1(a)
ERISA	Section 9.1(a)
ERISA Affiliate	Section 9.1(a)
Exchange Act	Section 9.1(a)
Exchange Act Documents	Section 9.1(a)
Exchange Agentt	Section 2.1
Exchange Agent Agreement	Section 2.1
Exchange Agreement	Recital D
Exchange Fund	Section 2.2
Exhibits	Section 9.1(a)
FDIC	Section 3.2(b)
Federal Reserve	Section 3.4(d)
FHLMC	Section 3.21(h)
Final Index Price	Section 8.1(h)
Florida Corporate Code	Section 1.1

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FNMA	Section 3.21(h)
Form S-4	Section 3.4(d)
GAAP	Section 9.1(a)
GNMA	Section 3.21(h)
Governmental Authority	Section 9.1(a)
Hazardous Material	Section 9.1(a)
HeritageBank	Recital B
HSR Act	Section 3.4(d)
Indemnified Party	Section 6.10(a)
Initial Index Price	Section 8.1(h)
Initial Purchaser Price	Section 8.1(h)
Intellectual Property	Section 9.1(a)
IRS	Section 3.15(b)
Knowledge	Section 9.1(a)
Law	Section 9.1(a)
Letter of Transmittal	Section 2.3
Liability	Section 9.1(a)
Liens	Section 3.2(a)
Litigation	Section 9.1(a)
Maryland Corporate Code	Section 1.1
Material	Section 9.1(a)
Maximum Amount	Section 6.10(b)
Merger	Recital A
No Action Letter	Section 3.6(c)
Non-Offer Employee	Section 9.1(a)
Order	Section 9.1(a)
OREO	Section 3.7
Outside Date	Section 8.1(b)(i)
Party / Parties	Section 9.1(a)
Permit	Section 9.1(a)
Permitted Liens	Section 3.7
Person	Section 9.1(a)
Purchaser	Preamble
Purchaser Benefit Plans	Section 4.17(a)
Purchaser Common Stock	Section 9.1(a)
Purchaser Disclosure Memorandum	Section 9.1(a)
Purchaser Entities	Section 9.1(a)
Purchaser Loans	Section 4.23(a)
Purchaser Material Adverse Effect	Section 9.1(a)
Purchaser Material Contracts	Section 4.22(a)
Purchaser Mortgage Investor	Section 4.23(h)
Purchaser Mortgage Loans	Section 4.23(h)
Purchaser Mortgage Vendor	Section 4.23(d)
Purchaser Mortgage Vendor Agreement	Section 4.23(d)
Purchaser SEC Reports	Section 4.4(c)
Purchaser Series A	Section 9.1(a)
Purchaser Series B	Section 9.1(a)
Purchaser Terminating Breach	Section 8.1(d)
RCRA	Section 9.1(a)
Regulatory Agency	Section 3.4(d)
Regulatory Agreement	Section 3.13(c)

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Regulatory Approvals	Section 3.4(d)
Representative	Section 9.1(a)
SEC	Section 3.4(d)
Securities Act	Section 3.5
Seller	Preamble
Seller Benefit Plans	Section 3.15(a)
Seller Board Confidential Matters	Section 6.2(d)
Seller Board Recommendation	Section 6.3
Seller Common Stock	Section 9.1(a)
Seller Confidential Information	Section 6.5(a)
Seller Disclosure Memorandum	Section 9.1(a)
Seller Entities	Section 9.1(a)
Seller Individuals	Section 6.5(a)
Seller Loans	Section 3.21(a)
Seller Material Adverse Effect	Section 9.1(a)
Seller Material Contracts	Section 3.20(a)
Seller Mortgage Investor	Section 3.21(h)
Seller Mortgage Loans	Section 3.21(h)
Seller Mortgage Vendor	Section 3.21(d)
Seller Mortgage Vendor Agreement	Section 3.21(d)
Seller Representatives	Section 6.5(a)
Seller Retirement Plan.	Section 3.15(a)
Seller Series A StockSec	Section 9.1(a)
Seller Series B Stock	Section 9.1(a)
Seller Shareholder Meeting	Section 6.3
Seller Shareholder Meeting Notice Date	Section 6.3
Seller Stock	Section 1.4(d)
Seller Stockholder Approval	Section 3.23
Seller Stock Option	Section 1.5
Seller Stock Plans	Section 1.5
Seller Terminating Breach	Section 8.1(c)
Seller Temination Fee	Section 8.4(a)
SRO	Section 3.4(d)
Superior Proposal	Section 6.5(e)
Surviving Company	Section 1.1
Take-Out Letter	Section 3.21(h)
Takeover Law	Section 3.4(b)
Tax / Taxes	Section 9.1(a)
Taxing Authority	Section 9.1(a)
Tax Return	Section 9.1(a)

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EXHIBIT A

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of April 21, 2014 is by and between Heritage Financial Group, Inc., a Maryland corporation (“Purchaser”), and Alarion Financial Services, Inc., a Florida corporation (“Seller”).

RECITALS

A.            The Board of Directors of each of Purchaser and Seller has (i) determined that this Agreement and the business combination, in which Seller will merge with and into Purchaser (the “Merger”) with Purchaser as the surviving corporation, and related transactions contemplated hereby are in the best interests of their respective companies and shareholders, (ii) has determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business strategies, and (iii) has approved this Agreement at meetings of each of such Boards of Directors.

B.             Immediately after the Merger, Alarion Bank, a Florida state chartered bank (“Alarion Bank”), and a wholly-owned subsidiary of Seller, will merge with and into HeritageBank of the South, a Georgia state savings association (“HeritageBank”) and a wholly-owned subsidiary of Purchaser  (the “Bank Merger”).

C.             As a condition to the willingness of Purchaser to enter into this Agreement, all of the directors and executive officers of Seller have entered into a Support Agreement, substantially in the form of Exhibit A hereto, dated as of the date hereof, with Purchaser, pursuant to which each such director or executive officer has agreed among other things, to vote all shares of common stock of Seller owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in such Support Agreement.

D.             As a condition to the willingness of Purchaser to enter into this Agreement, Jacobs Asset Management, LLC, the investment manager for certain funds which hold shares of Seller Series A Stock, has entered into an Exchange Agreement, substantially in the form of Exhibit G hereto, dated as of the date hereof, with Purchaser (the “Exchange Agreement”), pursuant to which Purchaser Preferred Stock will be exchanged for cash and Purchaser Common Stock, upon the terms and subject to the conditions set forth in such Exchange Agreement.

E.             The parties intend the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and intend for this Agreement to constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

F.             The parties desire to make certain representations, warranties and agreements in connection with the business transactions described in this Agreement and to prescribe certain conditions thereto.

NOW, THEREFORE in consideration of the mutual covenants, representations, warranties and agreements herein contained and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
THE MERGER

1.1           The Merger.

Subject to the terms and conditions of this Agreement, in accordance with the Maryland General Corporation Law (the “Maryland Corporate Code”) and the Florida Business Corporation Act (the “Florida Corporate Code”), at the Effective Time, Seller shall merge with and into Purchaser. Purchaser shall be the resulting or surviving corporation (the “Surviving Company”) in the Merger and shall continue its existence as a corporation under the laws of the State of Maryland. As of the Effective Time, the separate corporate existence of Seller shall cease.

1.2           Effective Time.

Subject to the terms and conditions of this Agreement, simultaneously with the Closing, the Parties shall execute, and Purchaser shall cause to be filed with the Maryland State Department of Assessments and Taxation and the Secretary of State of the State of Florida, articles of merger as provided in the Maryland Corporate Code and Florida Corporate Code (collectively, the “Articles of Merger”).  The Merger shall become effective at such time as the last of the Articles of Merger are filed or such other time as may be specified in such Articles of Merger (the “Effective Time”).

1.3           Effects of the Merger.

At and after the Effective Time, the Merger shall have the effects set forth in the Maryland Corporate Code and Florida Corporate Code.

1.4           Conversion of Stock.

By virtue of the Merger and without any action on the part of Seller, Purchaser or the holders of any of the following securities, at the Effective Time:

(a)           Each share of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

(b)           Subject to Sections 1.4(e) and 1.4(f), each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time shall be converted, in accordance with the procedures set forth in Article 2, into the right to receive 0.44 shares of Purchaser Common Stock (together with any cash in lieu of fractional shares as specified in Section 2.3(f), the “Common Stock Merger Consideration”).  All of the shares of Seller Common Stock converted into the right to receive the Common Stock Merger Consideration pursuant to this Article 1 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Seller Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Common Stock Merger Consideration in the form the shares of Purchaser Common Stock into which the shares of Seller Common Stock represented by such Certificate have been converted pursuant to this Section 1.4 (and cash in lieu of fractional shares pursuant to Section 2.3(f)), as well as any dividends to which holders of Seller Common Stock become entitled in accordance with Section 2.3(c).

(c)            Subject to Section 1.4(e), each share of the Seller Series A Stock issued and outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically be converted into and shall thereafter represent the right to receive one share of Purchaser Series A, which shall have rights, preferences, privileges and voting powers, and limitations and restrictions, such that the rights, preferences, privileges and voting powers, and limitations and restrictions, of the Purchaser Series A are, taken as a whole, not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions, of the Seller Series A Stock immediately prior to the Effective Time.

(d)            Subject to Section 1.4(e), each share of the Seller Series B Stock issued and outstanding immediately prior to the Effective Time (together with the Seller Common Stock and the Seller Series A Stock, the “Seller Stock”) shall, as of the Effective Time, automatically be converted into and shall thereafter represent the right to receive, subject to the other provisions of this Article 1, one share of Purchaser Series B, which shall have rights, preferences, privileges and voting powers, and limitations and restrictions, such that the rights, preferences, privileges and voting powers, and limitations and restrictions, of the Purchaser Series B are, taken as a whole, not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions, of the Seller Series B Stock immediately prior to the Effective Time.

(e)            All shares of Seller Stock that are owned, directly or indirectly, by Seller or Purchaser (other than (i) shares of Seller Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (ii) shares of Seller Stock held, directly or indirectly, by Seller or Purchaser in respect of a debt previously contracted shall be cancelled and shall cease to exist, and no stock of Purchaser or other consideration shall be delivered in exchange therefor.

(f)            Notwithstanding anything in this Agreement to the contrary, shares of Seller Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a shareholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands the fair value of such shares pursuant to, and who complies in all respects with, the provisions of Sections 607.1301 to 607.1333 of the Florida Corporate Code, shall not be converted into or be exchangeable for the right to receive the Common Stock Merger Consideration (the “Dissenting Shares”), but instead such holder shall be entitled to such rights, and only such rights, as are granted pursuant to the provisions of Sections 607.1301 to 607.1333 of the Florida Corporate Code (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist), unless and until such holder shall have failed to perfect such holder’s right to receive, or shall have effectively withdrawn or lost rights to demand or receive, the fair value of such shares of Seller Common Stock under such provisions of the Florida Corporate Code.  If any shareholder dissenting pursuant to Sections 607.1301 to 607.1333 of the Florida Corporate Code and this Section 1.4(f) shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s shares of Seller Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Common Stock Merger Consideration for each such share of Seller Common Stock, in accordance with Section 1.4(b), without any interest thereon. Seller shall give Purchaser (i) prompt notice of any written notices to exercise dissenters’ rights in respect of any shares of Seller Common Stock, attempted withdrawals of such notices and any other instruments served pursuant to the Florida Corporate Code and received by Seller relating to dissenters’ rights and (ii) the opportunity to participate in negotiations and proceedings with respect to demands for fair value under the Florida Corporate Code. Seller shall not, except with the prior written consent of Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment.  Any portion of the Common Stock Merger Consideration made available to the Exchange Agent pursuant to Article 2 to pay for shares of Seller Common Stock for which dissenters’ rights have been perfected shall be returned to Purchaser upon demand.

(g)            If Purchaser changes the number of shares of Purchaser Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock combination, stock dividend or similar recapitalization with respect to such stock and the record date therefor shall be prior to the Effective Time, the Common Stock Merger Consideration shall be proportionately adjusted as necessary to preserve the relative economic benefit to the parties.

1.5           Stock Options.

Prior to the Effective Time, Seller shall cause any outstanding and unexercised options to purchase shares of Seller Common Stock (each, a “Seller Stock Option”) awarded under the Alarion Bank 2005 Stock Plan (the “Seller Stock Plans”) and with a per share exercise price greater than or equal to 44.0% of the closing price on Nasdaq of a share of Purchaser Common Stock on the day prior to the Effective Time to be cancelled.  Any Seller Stock Option with an exercise price less than 44.0% of the closing price on Nasdaq of a share of Purchaser Common Stock on the day prior to the Effective Time shall be cancelled by Seller or Purchaser in consideration of a cash payment to the holder of such Seller Stock Option equal to the difference between the exercise price of such Seller Stock Option and the amount equal to 44.0% of such closing price.  Purchaser shall not assume any outstanding Seller Stock Options or the Seller Stock Plans, and none of the outstanding Seller Stock Options shall be converted to, or represent rights to acquire, Purchaser Common Stock.  At or immediately prior to the Effective Time, Seller shall adopt such resolutions or take such other actions as may be required to effect the transactions described in this Section 1.5.

1.6           Articles and Bylaws of the Surviving Company.

At the Effective Time, the articles of incorporation of Purchaser in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Company until thereafter amended in accordance with applicable law.  The bylaws of Purchaser in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Company until thereafter amended in accordance with applicable law and the terms of such bylaws.

1.7           Directors and Officers.

Subject to applicable law, the directors of Purchaser immediately prior to the Effective Time shall be the directors of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.  The officers of Purchaser immediately prior to the Effective Time shall be the officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

1.8           Closing.

On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Atlanta, Georgia time, at a location and on a date selected by mutual agreement of Seller and Purchaser, which date shall be no later than fifteen (15) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the Parties (the “Closing Date”).  At the Closing, there shall be delivered to the Purchaser and Seller the certificates and other documents required to be delivered pursuant to Article 7 hereof.  The parties agree that the Closing shall be effected, to the extent practicable, by certificates and other documents to be held in escrow by outside counsel to the recipient party pending authorization by the delivery party (or their outside counsel) of their release at Closing.

1.9           Bank Merger.

Immediately after the Effective Time, Alarion Bank will merge with and into HeritageBank.  HeritageBank shall be the surviving entity in the Bank Merger and shall continue its corporate existence under the name HeritageBank of the South, and, following the Bank Merger, the separate corporate existence of Alarion Bank shall cease.  The parties agree that the Bank Merger shall become effective immediately after the Effective Time.  The Bank Merger shall be implemented pursuant to an agreement and plan of merger, in a form to be specified by Purchaser and reasonably acceptable to Seller (the “Bank Merger Agreement”).  In order to obtain the necessary state and federal regulatory approvals for the Bank Merger, the parties hereto shall cause the following to be accomplished prior to the filing of applications for regulatory approval: (i) Seller shall cause Alarion Bank to adopt the Bank Merger Agreement, Seller, as the sole shareholder of Alarion Bank, shall approve the Bank Merger Agreement, and Seller shall cause the Bank Merger Agreement to be duly executed by Alarion Bank and delivered to HeritageBank and (ii) Purchaser shall cause HeritageBank to adopt the Bank Merger Agreement, Purchaser, as the sole shareholder of HeritageBank, shall approve the Bank Merger Agreement and Purchaser shall cause the Bank Merger Agreement to be duly executed by HeritageBank and delivered to Alarion Bank.  Seller shall cause Alarion Bank, and Purchaser shall cause HeritageBank, to execute such certificates of merger and articles of combination and such other documents and certificates (in each case in form and substance reasonably satisfactory to Purchaser and Seller) as are necessary to make the Bank Merger effective (the “Bank Merger Certificates”) immediately following the Effective Time.

1.10         Tax Consequences.

It is intended that the Merger and the Bank Merger shall together constitute a reorganization within the meaning of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code.  From and after the date of this Agreement and until the Closing, each party hereto shall use its reasonable best efforts to cause the Merger to qualify as a reorganization under Section 368(a) of the Code.

1.11        Possible Restructuring of the Merger.

Purchaser shall have the right to revise the structure of the Merger and other transactions herein contemplated if and to the extent that it deems such a change to be desirable; provided, that no such revision to the structure of the Merger (i) shall result in any changes in the amount or type of the consideration that the holders of shares of Seller Stock are entitled to receive under this Agreement, or the terms, timing, or conditions upon which such holders are to receive such consideration; or (ii) would unreasonably impede or delay consummation of the Merger. Purchaser may exercise this right of revision by giving written notice to Seller in the manner provided in Section 9.7, which notice shall be in the form of an amendment to this Agreement. The parties hereto agree to appropriately amend this Agreement and any related documents in order to reflect any such revised structure.

1.12         Additional Actions.

If, at any time after the Effective Time, Purchaser shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Purchaser its right, title or interest in, to or under any of the rights, properties or assets of any Seller Entity, or (ii) otherwise carry out the purposes of this Agreement, each Seller Entity and its officers and directors shall be deemed to have granted to Purchaser an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law or take any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Purchaser its right, title or interest in, to or under any of the rights, properties or assets of any Seller Entity or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of Purchaser are authorized in the name of each Seller Entity or otherwise to take any and all such action; provided, however, that in exercising any rights under any such power of attorney, neither Purchaser nor any of its officer or directors shall:  (i) make any untrue statement of a material fact or omit to state a material fact required to or necessary to make the any statement made with respect to such exercise, in light of the circumstances in which it is made, not misleading, or (ii) take any action which results in the creation of any liability of any current or former director or officer of Seller.

ARTICLE 2
DELIVERY OF MERGER CONSIDERATION

2.1           Exchange Agent.

Prior to the Effective Time, Purchaser shall appoint its transfer agent, pursuant to an agreement (the “Exchange Agent Agreement”) to act as exchange agent (the “Exchange Agent”) hereunder.

2.2           Deposit of Common Stock Merger Consideration.

At or prior to the Effective Time, Purchaser shall: (i) deposit with the Exchange Agent, or authorize the Exchange Agent to issue, an aggregate number of shares of Purchaser Common Stock equal to the aggregate Common Stock Merger Consideration, and (ii) deposit, or cause to be deposited, with the Exchange Agent, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.3(f) (all of the foregoing, the “Exchange Fund”), and Purchaser shall instruct the Exchange Agent to timely pay the aggregate Common Stock Merger Consideration in accordance with this Agreement.

2.3           Delivery of Common Stock Merger Consideration.

(a)            As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate that, immediately prior to the Effective Time, represented outstanding shares of Seller Common Stock whose shares were converted into the right to receive the Common Stock Merger Consideration pursuant to Section 1.4:  (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to each Certificate shall pass, only upon delivery of such Certificate (or affidavits of loss in lieu of such Certificate)) to the Exchange Agent and which shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”); and (ii) instructions for use in surrendering a Certificate in exchange for the Common Stock Merger Consideration and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(b).  Subsequent to the date that is three (3) months after the Effective Time, but prior to the date that is six (6) months after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate who has not yet surrendered such holder’s Certificate, in exchange for the Common Stock Merger Consideration and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(b), an additional copy of the Letter of Transmittal.

(b)           Upon surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, a holder of Seller Common Stock will be entitled to receive promptly after the Effective Time the Common Stock Merger Consideration in respect of the shares of Seller Common Stock represented by its Certificate or Certificates. Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Common Stock Merger Consideration upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article 2.

(c)            No dividends or other distributions with respect to Purchaser Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Purchaser Common Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Article 2. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article 2, the record holder thereof shall be entitled to receive, without interest:  (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Purchaser Common Stock represented by such Certificate and not paid; or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Purchaser Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Purchaser Common Stock issuable with respect to such Certificate.

(d)           In the event of a transfer of ownership of a Certificate representing Seller Common Stock that is not registered in the stock transfer records of Seller, the shares of Purchaser Common Stock and cash in lieu of fractional shares of Purchaser Common Stock comprising the Common Stock Merger Consideration shall be issued or paid in exchange therefor to a Person other than the Person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Seller Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or establish to the satisfaction of Purchaser that the tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the earlier of (x) the one-year anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, Purchaser) shall be entitled to deduct and withhold from any cash in lieu of fractional shares of Purchaser Common Stock otherwise payable pursuant to this Agreement to any holder of Seller Common Stock such amounts as the Exchange Agent or Purchaser, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Purchaser, as the case may be, and timely paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Seller Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Purchaser, as the case may be.

(e)            After the Effective Time, there shall be no transfers on the stock transfer books of Seller of the shares of Seller Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Seller Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Common Stock Merger Consideration in accordance with the procedures set forth in this Article 2.

(f)             Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Purchaser Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Purchaser Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Purchaser. In lieu of the issuance of any such fractional share, Purchaser shall pay to each former holder of Seller Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest whole cent) determined by multiplying:  (i) $19.09 by (ii) the fraction of a share (after taking into account all shares of Seller Common Stock held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) of Purchaser Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(g)           Any portion of the Exchange Fund that remains unclaimed by the shareholders of Seller at the expiration of one (1) year after the Effective Time may be paid to Purchaser. In such event, any former shareholders of Seller who have not theretofore complied with this Article 2 shall thereafter look only to Purchaser with respect to the Common Stock Merger Consideration  and any unpaid dividends and distributions on the Purchaser Common Stock deliverable in respect of each share of Seller Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Purchaser, the Surviving Company, the Exchange Agent or any other Person shall be liable to any former holder of shares of Seller Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h)            In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Purchaser or the Exchange Agent, the posting by such Person of a bond in such amount as Purchaser may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Common Stock Merger Consideration deliverable in respect thereof pursuant to this Agreement.

2.4           Delivery of Preferred Stock Merger Consideration.

Each certificate representing shares of Seller Series A Stock and Seller Series B Stock shall, as of the Effective Time, represent the same number of shares of Purchaser Series A or Purchaser Series B, as appropriate, until such time when such shares of Purchaser Series A or Purchaser Series B are redeemed, repurchased, or otherwise acquired in accordance with their terms.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in the applicable section of the Seller Disclosure Memorandum, Seller hereby represents and warrants to Purchaser as follows:

3.1           Organization and Authority.

(a)            Seller is a corporation duly incorporated, validly existing and in active status under the laws of the State of Florida, has corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified or where the failure to be so qualified or in good standing would not reasonably be expected to result in a Seller Material Adverse Effect.

(b)            Seller has furnished or made available to Purchaser true, correct and complete copies of Seller’s articles of incorporation and bylaws as amended through the date of this Agreement. Seller is a bank holding company duly registered under the Bank Holding Company Act, as amended and the applicable regulations and interpretations of the regulatory authorities responsible for implementing such statute.

3.2           Seller’s Subsidiaries.

(a)            Seller has set forth in the Seller Disclosure Memorandum a true, complete and correct list of all of its subsidiaries as of the date of this Agreement, all shares of the outstanding capital stock of each of which are owned directly or indirectly by Seller. No capital stock of any subsidiary of Seller is or may be required to be issued by reason of any option, warrant, scrip, preemptive right, right to subscribe to, gross-up right, call or commitment of any character whatsoever relating to, or security or right convertible into, shares of any capital stock of such subsidiary of Seller, and there are no contracts, commitments, understandings or arrangements by which any subsidiary of Seller is bound to issue additional shares of its capital stock, or any option, warrant or right to purchase or acquire any additional shares of its capital stock. All of the shares of capital stock of each subsidiary of Seller are duly authorized and validly issued, fully paid and nonassessable and are owned directly or indirectly by Seller free and clear of any lien, adverse right or claim, charge, option, pledge, covenant, title defect, security interest or other encumbrances of any kind (“Liens”).

(b)            Each subsidiary of Seller is an entity duly organized, validly existing, duly qualified to do business and in active status under the laws of its jurisdiction of incorporation, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not reasonably be expected to result in a Seller Material Adverse Effect, and has corporate or other legal entity power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted.  Except in respect of its subsidiaries and as disclosed in the Seller Disclosure Memorandum, Seller does not own beneficially, directly or indirectly, more than 5% of any class of equity securities or similar interests of any corporation bank, business trust, association or other entity. Seller’s sole depository institution subsidiary is Alarion Bank, which is duly organized and validly existing as a Florida state-chartered bank. Alarion Bank is a member in good standing of the Federal Home Loan Bank of Atlanta and owns the requisite amount of stock therein.  The deposit accounts of Alarion Bank are insured by the Federal Deposit Insurance Corporation (“FDIC”) to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

3.3           Capitalization.

(a)            The authorized capital stock of Seller consists of (i) 4,000,000 shares of Seller Common Stock and (ii) 1,000,000 shares of preferred stock (including 6,514 shares of Seller Series A Stock and 326 shares of Seller Series B Stock).  As of the date of this Agreement, 2,633,208 shares of Seller Common Stock, 6,514 shares of Seller Series A Stock, and 326 shares of Seller Series B Stock are issued and outstanding.  As of the date of this Agreement, 371,465 shares of Seller Common Stock are reserved for issuance pursuant the Seller Stock Plans (of which 205,979 shares were subject to outstanding Seller Stock Options).

(b)            All of the issued and outstanding shares of capital stock of Seller are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of capital stock or other security of Seller has been issued in violation of any preemptive rights of the current or past shareholders of Seller.  Other than shares of Seller Common Stock, Seller Series A Stock, Seller Series B Stock and Seller Stock Options as set forth in Section 3.3(a), Seller has no authorized, issued or outstanding (A) shares of capital stock or other voting securities or equity interests; (B) securities of any Seller Entity convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of any Seller Entity; (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of any Seller Entity or other equity equivalent or equity-based award or right; (D) subscriptions, options, warrants, calls, commitments, contracts or other rights to acquire from any Seller Entity, or obligations of any Seller Entity to issue, register, transfer, or sell any shares of capital stock of any Seller Entity, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of any Seller Entity or rights or interests described in clause (C); or (E) obligations of any Seller Entity to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver, register, transfer or sell, or cause to be issued, granted, delivered, registered, transferred or sold, any such securities.  Except for this Agreement, there are no shareholder agreements, voting trusts or other agreements or understandings to which any Seller Entity is a party or on file with Seller with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other equity interest of any Seller Entity.  No Seller Entity has any trust capital securities or other similar securities outstanding.

(c)            No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the stockholders of Seller may vote are issued and outstanding. Except under or pursuant to the Seller Stock Plan, Seller does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of, or securities or rights convertible into or exchangeable or exercisable for, any shares of Seller Stock or any other equity securities of Seller or any securities representing the right to purchase or otherwise receive any shares of capital stock of Seller (including any rights plan or agreement). Seller is not a party to any voting agreement with respect to any shares of capital stock of, or other equity or voting interests in, any Seller Entity and, to the Knowledge of Seller, as of the date of this Agreement there are no irrevocable proxies and no voting agreements with respect to any shares of capital stock of, or other equity or voting interests in, any Seller Entity.  No subsidiary of Seller owns any capital stock of Seller.

3.4           Authorization; No Violation.

(a)            Seller has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement by Seller, and the consummation of the transactions contemplated hereby, have been duly authorized by the Board of Directors of Seller. This Agreement has been duly and validly executed and delivered by Seller and, assuming due authorization, execution and delivery of this Agreement by Purchaser, is a valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganizations, fraudulent transfer or similar laws relating to or affecting creditors generally or by general equitable principles (whether applied in equity or at law) (the “Bankruptcy and Equity Exception”). No other corporate proceedings are necessary for the execution and delivery by Seller of this Agreement, the performance by Seller of its obligations under this Agreement or the consummation by Seller of the transactions contemplated by this Agreement except the Seller Stockholder Approval and the adoption and approval of the Bank Merger Agreement by the board of directors of Alarion Bank and by the Seller as its sole shareholder.

(b)            The Board of Directors of Seller, at a meeting duly called and held in compliance with the requirements of the Florida Corporate Code has (i) determined that the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, Seller and its stockholders; (ii) adopted and approved this Agreement and approved the transactions contemplated hereby, including the Merger; (iii) determined to recommend that the stockholders of Seller adopt this Agreement and approve the transactions contemplated hereby, including the Merger; and (iv) taken all action required to be taken by them in order to exempt the Merger, this Agreement and the other transactions contemplated hereby, from the requirements of any “fair price,” “moratorium,” “control share acquisition,” “affiliate transaction,” “business combination” or other form of anti-takeover laws and regulations enacted under state, federal or other laws (any of the foregoing, a “Takeover Law”) that may purport to be applicable to the Merger, this Agreement and the other transactions contemplated hereby.

(c)            Neither the execution, delivery and performance by Seller of this Agreement, nor the consummation of the transactions contemplated by this Agreement, nor compliance by Seller with any of the provisions of this Agreement, will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of, any Lien, upon any of the properties or assets of any Seller Entity under any of the terms, conditions or provisions of (A) the articles of incorporation or bylaws of any Seller Entity (or similar governing documents) or (B) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which any Seller Entity is a party or by which it may be bound, or to which any Seller Entity or any of the properties or assets of any Seller Entity may be subject, or (ii) assuming that the consents, approvals and filings referred to in Section 3.4(d) are duly obtained, violate any ordinance, permit, concession, grant, franchise, law, statute, rule or regulation or any judgment, ruling, order, writ, injunction or decree applicable to any Seller Entity or any of their respective properties or assets other than, in the case of subclauses (i)(B) and (ii), for such violation or violations or other matters that would not reasonably be expected to have a Seller Material Adverse Effect or would reasonably be expected to prevent, impair or materially delay the ability of Seller to consummate the Merger.

(d)           Except for (i) filings of required applications and notices with, and the receipt of consents, required authorizations, approvals, exemptions or non-objections from, the Securities and Exchange Commission (the “SEC”), NASDAQ, state securities authorities, applicable securities exchanges, and other industry self-regulatory organizations (each, an “SRO”); (ii) the filing of any other required applications, filings or notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the FDIC, the Florida Office of Financial Regulation, Georgia Department of Banking and Finance, any other federal or state banking, other regulatory, self-regulatory or enforcement authorities or any courts, administrative agencies or commissions or other governmental authorities or instrumentalities (each of the bodies set forth in clauses (i) and (ii), a “Regulatory Agency”) and approval of or non-objection to such applications, filings and notices (taken together with the items listed in clause (i), the “Regulatory Approvals”); (iii) the filing with the SEC of a proxy statement in definitive form relating to the Seller Stockholders’ Meeting and of a registration statement on Form S-4 (or such other applicable form) (the “Form S-4”) in which the proxy statement will be included as a prospectus, and declaration of effectiveness of the Form S-4; (iv) the filing of (A) the Articles of Merger with the Maryland State Department of Assessments and Taxation and the Secretary of State of the State of Florida and (B) the Bank Merger Certificates; (v) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”); and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Purchaser Common Stock pursuant to this Agreement and approval of listing of such Purchaser Common Stock on NASDAQ, no consents or approvals of or filings or registrations with any Governmental Authority or any other Person are necessary in connection with the due execution, delivery, performance, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby including the Merger and the Bank Merger, and, in each case, the satisfaction of any applicable waiting periods thereafter, except as would not reasonably be expected to have a Seller Material Adverse Effect or would not reasonably be expected to prevent, impair or materially delay the ability of Seller to consummate the Merger.  As of the date of this Agreement, Seller has no Knowledge of any reason why any requisite Regulatory Approvals to be obtained by it:  (a) should not be granted on a timely basis; or (b) may be conditioned or restricted in any manner (including any requirement relating to the raising of additional capital or the disposition of Assets) which may be likely to materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of Seller and Purchaser or otherwise materially impair the value of Seller to Purchaser.

3.5           Seller Information.

The information relating to each Seller Entity that is provided by Seller or its representatives for inclusion in the Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Authority in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The portions of the Form S-4 relating to the Seller Entities and other portions within the reasonable control of the Seller Entities will comply in all material respects with the provisions of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations thereunder.  The representations and warranties contained in this Section 3.5 will not apply to statements or omissions based upon information furnished to Seller by Purchaser expressly for inclusion in any submission.

3.6           Financial Statements and Reports.

(a)           The audited consolidated balance sheets of the Seller Entities as of December 31, 2013 and December 31, 2012 and the related consolidated statements of comprehensive loss, stockholders’ equity and cash flows for each of the years ended December 31, 2013 and December 31, 2012, together with the notes thereto, reported on by Hacker, Johnson & Smith, PA and previously furnished to Purchaser:  (i) in all material respects have been prepared from, and are in accordance with, the books and records of the Seller Entities, (ii) in all material respects have been prepared in accordance with GAAP applied on a consistent basis; and (iii) present fairly in all material respects the consolidated financial position of the Seller Entities at the dates set forth therein and the consolidated results of operations, changes in stockholders’ equity and cash flows of the Seller Entities for the periods stated therein except, in each case, as indicated in such statements or the notes thereto.  As of the date hereof, Hacker, Johnson & Smith, PA has not resigned (or informed Seller that it intends to resign) or been dismissed as independent public accountants of Seller as a result of or in connection with any disagreements with Seller on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.  Section 3.6(a) of the Seller Disclosure Memorandum lists all non-audit services performed by Hacker, Johnson & Smith, PA for Seller.

(b)           Except as would not reasonably be expected to have a Seller Material Adverse Effect, each Seller Entity has timely filed all reports, registrations, statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2012 with all applicable Regulatory Agencies and with each other applicable Governmental Authority, and all other reports and statements required to be filed by it since January 1, 2012, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or other Governmental Authority, has paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments would not reasonably be expected to have a Seller Material Adverse Effect, and, as of the date hereof, there are no material unresolved violations or exceptions by any Regulatory Agencies in connection therewith. As of their respective dates, such reports, registrations, statements and certifications did not, in all material respects, contain nay untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.  Except for normal examinations conducted by a Regulatory Agency in the ordinary course, there is no pending proceeding before, or, to Seller’s Knowledge, threatened, examination or investigation by, any Regulatory Agency into the business or operations of any Seller Entity.

(c)            On November 20, 2012, the Office of Chief Counsel of the Division of Corporation Finance of the staff of the SEC (the “Division”) issued to Seller a letter (the “No-Action Letter”) stating that the Division will not object if Seller stops filing Exchange Act Documents. In reliance on the No-Action Letter, Seller suspended filing Exchange Act Documents ninety (90) days after filing with the SEC, on December 28, 2012, a Form 15.  None of Seller’s subsidiaries are required to file any Exchange Act Documents or make any reports or filings under the Exchange Act. No information provided by Seller to its shareholders, in connection with annual or special meetings of shareholders or otherwise, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d)           The records, systems, controls, data and information of each Seller Entity are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of, or appropriate license by, a Seller Entity or Seller’s accountants (including all means of access thereto and therefrom), except for non-exclusive ownership and non-direct control that would not reasonably be expected to have a Seller Material Adverse Effect.  Since January 1, 2012:  (i) no Seller Entity nor, to the Knowledge of Seller, any director, officer, employee, auditor, accountant or representative of any Seller Entity, has received or otherwise had or obtained Knowledge of any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of any Seller Entity or its respective internal accounting controls, including any material complaint, allegation, assertion or claim that any Seller Entity has engaged in questionable accounting or auditing practices; and (ii) no attorney representing any Seller Entity, whether or not employed by any Seller Entity, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by any Seller Entity or any of its respective officers or directors or employees who have a significant role in the Seller Entities’ internal control over financial reporting to the Board of Directors of Seller or any committee thereof or to any director or officer of Seller.

(e)           The information contained in the budget or the pro forma financial information (including, without limitation, the projections and forecasts contained therein) that was provided by Seller to Purchaser, was based upon reasonable assumptions, which assumptions and such budget or pro forma financial information, remain, to Seller’s Knowledge, reasonable.

3.7           Properties and Leases.

Except for any: (i) Liens for taxes and other governmental charges and assessments which are not yet due and payable; (ii) Liens of landlords and Liens of carriers, warehousemen, mechanics and materialmen and other like Liens arising in the ordinary course of business for sums not yet due and payable; and (iii) other Liens or imperfections on property which are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien or imperfection (“Permitted Liens”), a Seller Entity has good and marketable title in fee simple (in the case of owned real property), free and clear of any material Liens, to all the real and personal property reflected in Seller’s consolidated audited balance sheet as of December 31, 2013, and all owned real and personal property acquired since such date, except for with respect to such owned real and personal property as has been disposed of in the ordinary course of business. Except as would not reasonably be expected to result in a Seller Material Adverse Effect, (a) all leases of real property and all other leases material to any Seller Entity pursuant to which such Seller Entity, as lessee, leases real or personal property are valid and effective in accordance with their respective terms; and (b) there is not, under any such lease, any existing default by any Seller Entity or any event which, with notice or lapse of time or both, would constitute such a default. Section 3.7 of the Seller Disclosure Memorandum sets forth a listing as of the date of this Agreement of the Other Real Estate Owned (“OREO”) acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof. Other than OREO, and except for ordinary wear and tear, all of the buildings, structures, and appurtenances owned, leased, or occupied by any Seller Entity are in good operating condition and in a state of good maintenance and repair and comply with applicable zoning and other municipal laws and regulations, and there are no latent defects therein, except to the extent that failure to satisfy this representation would not reasonably be expected to have a Seller Material Adverse Effect.

3.8           Tax Matters.

(a)           All Seller Entities have timely filed with the appropriate Taxing Authority all Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects.  None of the Seller Entities is currently the beneficiary of any extension of time within which to file any Tax Return.  All Taxes of the Seller Entities that have become due and payable (whether or not shown on any Tax Return) have been fully and timely paid.  There are no Liens for any Taxes (other than a Lien for ad valorem Taxes not yet due and payable) on any of the Assets of any of the Seller Entities.  No claim has ever been made by a Taxing Authority in a jurisdiction where any Seller Entity does not file a Tax Return that such Seller Entity may be subject to Taxes by that jurisdiction.

(b)           None of the Seller Entities has received any notice of assessment or proposed assessment in connection with any Taxes, and there are no threatened or, to Seller’s Knowledge, pending disputes, claims, audits or examinations regarding any Taxes of any Seller Entity or the assets of any Seller Entity.  To Seller’s Knowledge, no officer or employee responsible for Tax matters of any Seller Entity expects any Taxing Authority to assess any additional Taxes for any period for which Tax Returns have been filed.  No issue has been raised by a Taxing Authority in any prior examination of Seller which, by application of the same or similar principles, is expected to result in a proposed deficiency for any subsequent taxable period.  None of the Seller Entities has waived any statute of limitations in respect of any Taxes or agreed to a Tax assessment or deficiency.

(c)            Except as would not reasonably be expected to have a Seller Material Adverse Effect, each Seller Entity has complied with all applicable Laws, rules and regulations relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Code or similar provisions under foreign Law.

(d)            The unpaid Taxes of each Seller Entity (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) for such Seller Entity and was properly determined in accordance with GAAP applied on a basis consistent with past practices and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Seller Entities in filing their Tax Returns.

(e)           None of the Seller Entities is a party to any Tax allocation or sharing agreement and none of the Seller Entities has been a member of an affiliated group filing a consolidated federal income Tax Return or has any Tax Liability of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise, other than Tax allocation or sharing agreements for a group of which Seller is the common parent.

(f)            During the five-year period ending on the date hereof, none of the Seller Entities was a “distributing corporation” or a “controlled corporation” as defined in, and in a transaction intended to be governed by Section 355 of the Code.

(g)           None of the Seller Entities has made any payments (whether in cash, property or in the form of benefits), is obligated to make any payments (whether in cash, property or in the form of benefits), or is a party to any contract that could obligate it to make any payments (whether in cash, property or in the form of benefits) that could be subject to withholding under Section 4999 of the Code.  Seller has not been a United States real property holding corporation within the meaning of Code Section 897(c)(1)(A)(ii).  None of the Seller Entities has been or will be required to include any adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing.  There is no taxable income of Seller that will be required under applicable tax law to be reported by Purchaser or any of its Affiliates, including Seller, for a taxable period beginning after the Closing Date which taxable income was realized prior to the Closing Date. The net operating losses of the Seller Entities are not subject to any limitation on their use under the provisions of Sections 382 or 269 of the Code or any other provisions of the Code or the Treasury Regulations dealing with the utilization of net operating losses other than any such limitations as may arise as a result of the consummation of the transactions contemplated by this Agreement.

(h)           None of the Seller Benefit Plans provides for the gross-up or reimbursement of Taxes under Section 4999 of 409A of the Code, or otherwise.

(i)             Except as would not reasonably be expected to have a Seller Material Adverse Effect, each of the Seller Entities is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

(j)             Seller is not subject to any private letter ruling of the IRS or comparable rulings of any Taxing Authority.

(k)           No property owned by Seller is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Code and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code or (iii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (iv) “limited use property” within the meaning of Rev. Proc. 76-30, (v) subject to Section 168(g)(1)(A) of the Code or (vi) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above.

(l)             Seller does not have any “corporate acquisition indebtedness” within the meaning of Section 279 of the Code.

(m)           Seller has disclosed on its federal income Tax Returns all positions taken therein that could give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

(n)           Seller has not participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1), or a transaction substantially similar to a reportable transaction.

3.9           Absence of Certain Changes.

(a)            Since December 31, 2013, each Seller Entity has conducted its respective businesses in all material respects only in the ordinary course consistent with their past practice and from such date until the date hereof there has not been any action taken or committed to be taken any Seller Entity which, if taken following entry by Seller into this Agreement, would have required the consent of Purchaser pursuant to Section 5.2(a), (b), (i), (q) or (v).

(b)           Since December 31, 2013, there have not been any events, changes or effects with respect to any Seller Entity that has had, or would reasonably be expected to have a Seller Material Adverse Effect.

3.10        Related Party Transactions.

Except: (i) as set forth in Section 3.10 of the Seller Disclosure Memorandum, (ii) for compensation in the ordinary course; (iii) for ordinary course bank deposit, trust and asset management services on arms’ length terms; (iv) for other transactions or arrangements of a type available to employees of any Seller Entity generally; and (v) for transactions, agreements, arrangements or understandings between or among any Seller Entities, there are no material transactions or series of related transactions, agreements, arrangements or understandings between any Seller Entity, on the one hand, and Seller, any current or former director or executive officer of Seller or any Seller Entity or any Person other than Purchaser who Beneficially Owns 5% or more of the Shares (or, to the Knowledge of Seller as of the date hereof, any of such Person’s immediate family members or affiliates) (other than subsidiaries of Seller), on the other hand.   For purposes of this Agreement, “Beneficially Own” and correlative terms are used as defined in Rules 13d-3 and 13d-5 of the Exchange Act.

3.11         Litigation and Other Proceedings.

Except as would not reasonably be expected to have a Seller Material Adverse Effect or would not reasonably be expected to prevent, impair or materially delay the ability of Seller to consummate the Merger, there is no suit, action, investigation, claim, proceeding or review pending, or to the Knowledge of Seller, threatened against any Seller Entity or any of the current or former directors or executive officers of any Seller Entity.  There is no material injunction, order, award, judgment, settlement, decree or regulatory restriction (other than regulatory restrictions of general application that apply to similarly situated companies) imposed upon or entered into by any Seller Entity or the assets of any Seller Entity.

3.12         No Undisclosed Liabilities.

Except as would not reasonably be expected to have a Seller Material Adverse Effect, and except for:  (i) those liabilities that are reflected or reserved against on the balance sheet for the year ended December 31, 2013 (including any notes thereto); (ii) that were incurred or arose since December 31, 2013 in the ordinary course of business consistent with past practice of Seller; or (iii) liabilities incurred in connection with this Agreement and the transactions contemplated hereby, no Seller Entity has any liabilities of any nature (absolute, accrued, contingent, known, unknown or otherwise).

3.13         Compliance with Laws.

(a)            Each Seller Entity holds, and has at all times since January 1, 2012 held, all licenses, franchises, permits, memberships and authorizations which are necessary for the lawful conduct of its respective businesses and ownership of its respective properties, rights and assets under and pursuant to applicable law (and has paid all fees and assessments due and payable in connection therewith), except where the failure to hold such license, franchise, permit, membership or authorization or to pay such fees or assessments would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect and, to the Knowledge of Seller, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened in writing that would reasonably be expected to have any such effect.  Since January 1, 2012, except as would not reasonably be expected to have a Seller Material Adverse Effect, each Seller Entity has complied in all material respects with, and is not in default or violation in any material respect of: (i) any applicable law and its implementing regulations and the regulatory or supervisory guidance with respect thereto, including, as applicable, all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act and Regulation V, the Truth in Lending Act and Regulation Z, the Truth in Savings Act and Regulation DD, the Home Mortgage Disclosure Act and Regulation C, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Regulation E, the Credit Card Accountability, Responsibility and Disclosure Act, Servicemembers Civil Relief Act, Military Lending Act, the Federal Trade Commission Act, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, flood insurance, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, Sections 23A and 23B of the Federal Reserve Act, the Bank Holding Company Act and the implementing regulations of the Federal Reserve, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, all agency and other investor and mortgage company requirements relating to the origination, sale and servicing of mortgage and consumer loans and all applicable laws relating to broker-dealers, investment advisors and insurance brokers, any other regulations or guidance issued by, or requirements of, the Consumer Financial Protection Bureau, the Federal Reserve, the FDIC or any other federal agency with respect to anti-money laundering or terrorist financing, unfair or deceptive acts and practices, lending, financing, leasing, payment processing, deposit or savings accounts, transactions with affiliates or other activities, assets or liabilities of any Seller Entity; (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information, and no Seller Entity knows of, or has received since January 1, 2012, written notice of, any material defaults or material violations of any applicable law; and (iii) regulatory or supervisory requirements or guidance with respect to risk management and oversight by the Seller Entities of relationships with third parties that provide products and services to or on behalf of any Seller Entity.

(b)           Since January 1, 2012, each Seller Entity has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the applicable governing documents and applicable law, except where the failure to so administer such accounts would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.  Since January 1, 2012, no Seller Entity, nor to Seller’s Knowledge, any director, officer or employee of any Seller Entity, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and, except as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(c)            Except as would not reasonably be expected to be material to the Seller Entities taken as a whole, no Seller Entity is subject to any cease-and-desist or other similar order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any capital directive by, or since January 1, 2012 has adopted any board resolutions at the request of, any Governmental Authority that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its liquidity and funding policies and practices, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its operations or business (each a “Regulatory Agreement”), nor has any Seller Entity been advised since January 1, 2012 and prior to the date hereof by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any such Regulatory Agreement.  Except as would not reasonably be expected to be material to the Seller Entities taken as a whole, each Seller Entity is in compliance with each Regulatory Agreement to which it is party or subject, and no Seller Entity has received any notice in writing from any Governmental Authority indicating that any Seller Entity is not in compliance with any such Regulatory Agreement.

(d)           Except as would not reasonably be expected to be material to the Seller Entities taken as a whole, no Seller Entity, nor any of its respective directors, officers, employees or, to the Knowledge of Seller, any agents or other Persons acting on their behalf: (i) has violated the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement; (ii) has made or provided, or caused to be made or provided, directly or indirectly, any payment or thing of value to a foreign official, foreign political party, candidate for office or any other Person while knowing or having a reasonable belief that the Person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision; (iii) has paid, accepted or received any unlawful contributions, payments, expenditures or gifts; (iv) has violated or operated in noncompliance with any export restrictions, money laundering law, anti-terrorism law or regulation, anti-boycott regulations or embargo regulations; or (v) is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

3.14         Labor.

(a)            No Seller Entity is a party to or bound by any labor or collective bargaining agreement and, to the Knowledge of Seller, there are no organizational campaigns or petitions of any labor union, workers’ council or labor organization seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of any Seller Entity or compel any Seller Entity to bargain with any such labor union, works council or labor organization. There are no material labor related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the Knowledge of Seller, threatened.

(b)           Except as would not reasonably be expected to have a Seller Material Adverse Effect, each Seller Entity has complied in all material respects with, and is not in violation in any material respect of, all applicable laws relating to labor, employment or employment practices, including but not limited to all laws relating to labor relations, equal employment opportunities, affirmative action, fair employment practices, employment discrimination, harassment, retaliation, leave, disability rights and benefits, reasonable accommodation, hours of work, classification of employees, payment of wages and overtime compensation, immigration, workers compensation, health and safety, working conditions, employee scheduling, family and medical leave, and employee terminations, and unemployment insurance. No Seller Entity has, since January 1, 2012, engaged in any unfair labor practices. Except as would not reasonably be expected to have a Seller Material Adverse Effect, there are no claims, complaints, charges, lawsuits, investigations, audits, arbitrations or administrative proceedings pending or, to the Knowledge of Seller, threatened against any Seller Entity brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, any class of the foregoing, or any Governmental Authority, relating to any law described in the preceding sentence, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, retaliatory, wrongful or tortious conduct in connection with the employment relationship.

3.15         Seller Benefit Plans.

(a)            Seller has disclosed in Section 3.15 of the Seller Disclosure Memorandum:  (i) each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Seller Entity or ERISA Affiliate thereof for the benefit of employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate; and (ii) a list of each Employee Benefit Plan that is not identified in (i) above (e.g., former Employee Benefit Plans) but for which any Seller Entity or ERISA Affiliate has or reasonably could have any obligation or Liability (collectively (i) and (ii) above are referred to as the “Seller Benefit Plans”).  Any of the Seller Benefit Plans which is an “employee pension benefit plan,” as that term is defined in ERISA Section 3(2), is referred to herein as a “Seller Retirement Plan.”

(b)           Seller has delivered to Purchaser prior to the execution of this Agreement true and complete copies of the Seller Benefit Plans listed on Seller Disclosure Memorandum Section 3.15 including, as applicable:  (i) all plan documents, trust agreements or other funding arrangements for each Seller Benefit Plan (including insurance contracts), and all adopted amendments thereto; (ii) all determination letters, rulings, opinion letters, information letters or advisory opinions issued by the United States Internal Revenue Service (“IRS”), the United States Department of Labor (“DOL”) or the Pension Benefit Guaranty Corporation during this calendar year or current filing cycle, if applicable, and any of the preceding three (3) calendar years; (iii) any filing or documentation (whether or not filed with the IRS) where corrective action was taken in connection with the IRS EPCRS program set forth in Revenue Procedure 2013-12 (or its predecessor or successor rulings), the DOL Voluntary Fiduciary Correction Program, or any other available correction program; (iv) annual reports or returns, audited financial statements (to the extent financial statements are required), actuarial reports and valuations prepared for any Employee Benefit Plan for the current plan year and the three preceding plan years; and (v) the most recent summary plan descriptions and any material modifications thereto.

(c)            Each Seller Benefit Plan is in material compliance with the terms of such Seller Benefit Plan, and in material compliance with the applicable requirements of the Code, ERISA and any other applicable Laws.  Each Seller Retirement Plan which is intended to be qualified under Section 401(a) of the Code (i) has received a current, favorable determination letter from the IRS that is still in effect and applies to the Seller Retirement Plan as amended and as administered or, (ii) within the time permitted under Code Section 401(b), has timely applied for a favorable determination letter which when issued will apply retroactively to the Seller Retirement Plan as amended and as administered, or (iii) is maintained pursuant to a prototype or volume submitter document and is fully entitled to rely upon the opinion or advisory letter issued by the IRS to the sponsor of the prototype or volume submitter plan documents.  Seller is not aware of any circumstances that could reasonably result in the revocation of or the inability to rely upon any such favorable determination, opinion, or advisory letter.  Seller has not received any communication (written or unwritten) from any government agency questioning or challenging the compliance of any Seller Benefit Plan with any applicable Laws.  No Seller Benefit Plan is currently being audited by any Governmental Agency for compliance with any applicable Laws or has previously been audited with a determination by such Governmental Authority that the Employee Benefit Plan failed to comply with any applicable Laws.

(d)           Neither Seller nor, to the Knowledge of Seller, any other Person has made any material oral or written representation or communication with respect to any aspect of the Seller Benefit Plans to employees of the Seller that is not in accordance with the written or otherwise preexisting terms and provisions of the Seller Benefit Plans.  Neither the Seller nor, to the Knowledge of Seller, any administrator or fiduciary of any Seller Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner, which could subject the Seller or Purchaser to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary or other duty under ERISA.  To the Knowledge of Seller, there are no claims or disputes under the terms of, or in connection with, the Seller Benefit Plans other than claims for benefits which are payable in the ordinary course of business and no action, proceeding, prosecution, inquiry, hearing or investigation has been commenced with respect to any Seller Benefit Plan.

(e)           Except as would not reasonably be expected to have a Seller Material Adverse Effect, all Seller Benefit Plan documents and annual reports or returns, audited  financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Seller Benefit Plans are correct and complete and have been timely filed with the IRS or the DOL to the extent filing is required. Summary plan descriptions, any material modifications thereto, and summary annual reports have been distributed to participants of the Seller Benefit Plans (as required by applicable Law), and there have been no changes in the information set forth therein which would require amendment and redistribution of such summary plan descriptions, which have not been properly documented in accordance with applicable Law in any other Seller benefit Plan documents.

(f)             To Seller’s Knowledge, no “party in interest” (as defined in ERISA Section 3(14)) or “disqualified person” (as defined in Code Section 4975(e)(2)) of any Seller Benefit Plan has engaged in any nonexempt “prohibited transaction” (described in Code Section 4975(c) or ERISA Section 406).

(g)           Seller and its ERISA Affiliates do not and have never sponsored, maintained, contributed to, or been obligated under ERISA or otherwise to contribute to:  (i) a “defined benefit plan” (as defined in ERISA Section 3(35) and Code Section 414(j); (ii) a “multi-employer plan” (as defined in ERISA Sections 3(37) and 4001(a)(3); (iii) a “multiple employer plan” (meaning a plan sponsored by more than one employer within the meaning of ERISA Sections 4063 or 4064 or Code Section 413(c)); (iv) a “multiple employer welfare arrangement” as defined in ERISA Section 3(40), or (v) any plan or other arrangement funded by a voluntary employees’ beneficiary association within the meaning of Code Section 501(c)(9).  Seller and its ERISA Affiliates have not incurred and there are no circumstances under which either could reasonably incur any liability under Title IV of ERISA or Section 412 of the Code.

(h)            No Seller Entity has any Liability for retiree health and life benefits under any of the Seller Benefit Plans and there are no restrictions on the rights of such Seller Entity to amend or terminate any Seller Benefit Plan providing retiree health or other benefits without incurring any Liability thereunder except for required continued coverage to the extent provided under Part 6 of Title I of ERISA or Code Section 4980B.  The Seller and its ERISA Affiliates and each Seller Benefit Plan has complied in all material respects with the health care continuation requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code and the provisions of Part 7 of Subtitle B of Title I of ERISA and Code Section 4980D or any other applicable Law.  No Tax under Code Sections 4980B, 4980D or 5000 has been incurred with respect to any Seller Benefit Plan and no circumstance exists which could give rise to such Taxes.  There are no reserves, assets, surpluses or prepaid premiums with respect to any Plan that is a “welfare plan” as defined in Section 3(1) of ERISA.  The Seller, its ERISA Affiliates and each Seller Benefit Plan has complied in all material respects with any applicable Law, including, without limitation, Sections 79, 104 through 106, 125, 127, 129, 132, 137,  4980G, or 9801 through 9812 of the Code as such requirements relate to any Seller Benefit Plan.

(i)             Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will:  (i) result in any payment or benefit (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any current or former director, employee, officer or consultant of any Seller Entity from any Seller Entity under any Seller Benefit Plan or otherwise; (ii) increase the amount or value of any payments or benefits payable to any current or former director, employee, officer or consultant of any Seller Entity from any Seller Entity under any Seller Benefit Plan or otherwise; (iii) result in any acceleration of the time of payment or vesting of any payments or benefits payable to any current or former director, employee, officer or consultant of any Seller Entity from any Seller Entity under any Seller Benefit Plan or otherwise; or (iv) result in any limitation on the right of Seller Entity to amend, merge, terminate or receive a reversion of assets from any Seller Benefit Plan or related trust.

(j)            The actuarial present values of any accrued deferred compensation or other post-employment benefit entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Seller Entity and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Code Section 412 or ERISA Section 302, have been fully reflected on the Seller’s financial statements to the extent required by and in accordance with GAAP.

(k)           All individuals who render services to any Seller Entity and who are authorized to participate in a Seller Benefit Plan pursuant to the terms of such Seller Benefit Plan are in fact eligible to and authorized to participate in such Seller Benefit Plan.  All individuals participating in (or eligible to participate in) any Seller Benefit Plan are common-law employees or former employees of a Seller Entity or directors or former directors of a Seller Entity. No individual who has performed services for the Seller or any ERISA Affiliate has been improperly excluded from participation in any Seller Benefit Plan.

(l)             There is no vesting of benefits and no payments or changes in terms due to any insured person as a result of this Agreement, the Merger or the transactions contemplated herein, under any bank-owned life insurance split dollar life insurance or similar arrangement or Contract, and the Surviving Company shall, upon and after the Effective Time, succeed to and have all the rights in, to and under such Contracts as Seller presently holds.

(m)           Each Seller Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code (A) complies and, at all times after December 31, 2008 has complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations and other applicable guidance thereunder and (B) between January 1, 2005 and December 31, 2008 was operated in good faith compliance with section 409A of the Code, as determined under applicable guidance of the Treasury and the IRS.  No compensation payable by any Seller Entity has been reportable as nonqualified deferred compensation in the gross income of any individual or entity, and subject to an additional tax, as a result of the operation of Section 409A of the Code.  No assets set aside for the payment of benefits under any “nonqualified deferred compensation plan” are held outside of the United States, except to the extent that substantially all of the services to which such benefits are attributable have been performed in the jurisdiction in which such assets are held.

(n)           With respect to each Seller Benefit Plan, all required payments, premiums, contributions, reimbursements or accruals for all periods (or partial periods) have been made or properly accrued for on the Seller Financial Statements. None of the Seller Benefits Plans has any unfunded Liabilities which are not reflected on the Seller Financial Statements.  All assets attributable to any Seller Benefit Plan have been held in trust unless a statutory or an administrative exemption to the trust requirements of ERISA Section 403(a) applies.

(o)            Seller has reserved all rights necessary to amend or terminate, without the consent of any other person, each of the Seller Benefit Plans.

(p)           No Seller Benefit Plan covers any current or former officers, directors, employees, leased employees or consultants agents (or their respective beneficiaries) of Seller or any ERISA Affiliate outside of the United States.

(q)            Neither Seller nor any ERISA Affiliate has made any nondeductible contributions to any Seller Benefit Plan.

3.16        Risk Management; Derivatives.

Except as would not reasonably be expected to result in a Seller Material Adverse Effect:

(a)            Each Seller Entity has in place risk management policies and procedures sufficient in scope and operation to protect against risks of the type and in amounts reasonably expected to be incurred by Persons of similar size and in similar lines of business as such Seller Entity.

(b)           Seller has not entered into any derivative instruments, including swaps, caps, floors and option agreements, whether for any Seller Entity’s own account, or for the account of one or more of their customers.

3.17        Environmental Matters.

Except as would not reasonably be expected, individually or in the aggregate, to have a Seller Material Adverse Effect on Seller, (a) each Seller Entity has complied with and is currently in compliance with any and all Environmental Laws; (b) Each Seller Entity has obtained and is in compliance with any and all permits, licenses, or other authorizations required pursuant to any Environmental Laws; (c) there are no proceedings, claims, actions, or investigations of any kind, pending or threatened in writing, by any Person, third party, court, agency, or other Governmental Authority or any arbitral body, against any Seller Entity arising under any Environmental Law and, to the Knowledge of Seller, there is no reasonable basis for any such proceeding, claim, action or investigation; (d) there are no agreements, orders, judgments, indemnities or decrees by or with any Person, court, Regulatory Agency or other Governmental Authority that could impose any liabilities or obligations on any Seller Entity under or in respect of any Environmental Law; and (e) to the Knowledge of Seller, there are and have been no environmental conditions releases or threatened releases of Hazardous Material at any property (i) currently or formerly owned, operated, or otherwise used by any Seller Entity, (ii) in which any Seller Entity holds or held a security interest; or (iii) over which any Seller Entity has participated or is participating in the management, under circumstances which could reasonably be expected to result in liability to or claims against any Seller Entity under any Environmental Law.

3.18        Intellectual Property.

(a)            Each Seller Entity owns or has a license to use all of the Intellectual Property used by such Seller Entity in the course of its business, including sufficient rights in each copy possessed by each Seller Entity, except where such failure to do so would not reasonably be expected to result in a Seller Material Adverse Effect.  Each Seller Entity is the owner of or has a license, with the right to sublicense, to any Intellectual Property sold to, purchased from, or licensed to or from a third party by such Seller Entity in connection with such Seller Entity’s business operations, and such Seller Entity has the right to convey by sale or license any Intellectual Property so conveyed, except where such failure to do so would not reasonably be expected to result in a Seller Material Adverse Effect.  No Seller Entity is in material Default under any of its Intellectual Property licenses.  The consummation of the Merger will not result in the loss or impairment of the right of any Seller Entity to own or use any of the Intellectual Property, and Purchaser will have substantially the same rights of each Seller Entity to own and/or use the Intellectual Property following consummation of the Merger.  No proceedings have been instituted, or are pending or to the Knowledge of Seller threatened, which challenge the rights of any Seller Entity with respect to Intellectual Property used, sold or licensed by such Seller Entity in the course of its business, nor has any Person claimed or alleged any rights to such Intellectual Property.  The conduct of the business of the Seller Entities does not infringe any Intellectual Property of any other Person in any material respect.  No Seller Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property.  The Seller Entities have no Contracts with their respective directors, officers, or employees which requires such officer, director or employee to assign any interest in any Intellectual Property to a Seller Entity, and no such officer, director or employee is party to any Contract with any Person other than a Seller Entity which requires such officer, director or employee to assign any interest in any Intellectual Property to any Person other than a Seller Entity.  No officer, director or employee of any Seller Entity is party to any Contract which restricts or prohibits such officer, director or employee from engaging in activities competitive with any provider of financial services, including any Seller Entity.

(b)            Section 3.18(b) of the Seller Disclosure Memorandum sets forth sets forth a true, correct and complete list in all material respects as of the date of this Agreement of all Intellectual Property registrations and issued patents, and all pending applications for same, including: (i) the record owner of such item, and, if different, the legal owner and beneficial owner of such item, (ii) the jurisdiction in which such item is issued, registered or pending, and (iii) the issuance, registration or application date and number of such item.

3.19         Brokers and Finders.

There is no investment banker, broker or finder retained by or authorized to act on behalf of  any Seller Entity or any of Seller’s stockholders or affiliates who is entitled to any fee, commission or reimbursement of expenses from any Seller Entity in connection with the transactions contemplated hereby, other than BSP Securities, Inc. (“BSP”), a division of Banks Street Partners, LLC. True, correct and complete copies of all agreements with BSP relating to any such fees or commissions have been furnished to Purchaser prior to the date hereof.

3.20         Seller Material Contracts.

(a)            Section 3.20 of the Seller Disclosure Memorandum sets forth a true, correct and complete list as of the date of this Agreement of each of the following to which any Seller Entity is a party or to which they or their assets or properties may be subject, whether written or oral:

(i)            any material agreement with any labor union;

(ii)           any contract containing covenants that limit in any material respect the ability of any Seller Entity to compete in any line of business or with any Person or which involve any material restriction of the geographical area in which, or method by which or with whom, any Seller Entity may carry on its business (other than as may be required by law or applicable regulatory authorities);

(iii)           any material contract that obligates Seller or any of its affiliates (or, upon consummation of the Merger, Purchaser or any of its affiliates) to conduct business with any third party on an exclusive or preferential basis, or that requires referrals of business or requires Seller or any of its affiliates to make available investment opportunities to any Person on a priority or exclusive basis

(iv)           any agreement that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of any Seller Entity;

(v)           any material joint venture, partnership, strategic alliance or other similar contract (including any material franchising agreement, but in any event excluding introducing broker agreements); and any contract relating to the acquisition or disposition of any material business or material assets (whether by merger, sale of stock or assets or otherwise) outside the ordinary course of business, which acquisition or disposition is not yet complete or where such contract contains material continuing payment obligations (including “earn out” obligations) or contains material continuing indemnity obligations of any Seller Entity;

(vi)           any real property lease and any other lease with annual rental payments, in each case, aggregating $50,000 or more;

(vii)           any contract providing for hedging or derivative instruments, including swaps, caps, floors and option agreements, other than the Seller Stock Options;

(viii)           any material agreement that relates to long term indebtedness or the borrowing of money with an original and remaining maturity of one year or more by any Seller Entity, or the guarantee by any Seller Entity of any such obligation, including any sale and leaseback transactions, capitalized leases and other similar financing transactions, in each case that would reasonably be expected to exceed $50,000;

(ix)           any material agreement that relates to the performance of clearing or execution services to the extent any Seller Entity has or is contractually bound to incur unsecured credit exposure arising from the performance of such clearing or execution services;

(x)           any agreement that limits the payment of dividends by any Seller Entity;

(xi)           any consulting agreement or data processing, software programming or licensing contract involving the payment of more than $50,000 per annum (other than any such contracts which are terminable by a Seller Entity on 60 days or less notice without any required payment or other conditions, other than the condition of notice);

(xii)           any agreement involving Intellectual Property (other than agreements entered into in the ordinary course with customers and “shrink-wrap” software licenses);

(xiii)           that is not of the type described in clauses (i) through (xii) above and which involved payments by, or to, any Seller Entity in the year ended December 31, 2013, or that could reasonably be expected to involve such payments during the year ending December 31, 2014, of more than $50,000 (other than pursuant to Loans originated or purchased by any Seller Entity); or

(xiv)           any other contract or agreement which is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K.

All contracts, arrangements, commitments or understandings of the type described in this Section 3.20 shall be collectively referred to herein as the “Seller Material Contracts.”

(b)            Each such Seller Material Contract is valid and in full force and effect and enforceable in accordance with its respective terms, except as would not reasonably be expected to have a Seller Material Adverse Effect, and subject to the Bankruptcy and Equity Exception.  No Seller Entity, nor, to Seller’s Knowledge, any counterparty to any Seller Material Contract, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any Seller Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, have not and would not reasonably be expected to result in a Seller Material Adverse Effect.

(c)            Except as set forth in Section 3.20(c) of the Seller Disclosure Memorandum, no consent is required under a Seller Material Contract for the execution, delivery, or performance of this Agreement, the consummation of the Merger, the Bank Merger or the other transactions contemplated hereby.

3.21         Loan Matters.

(a)           Except as would not reasonably be expected to have a Seller Material Adverse Effect, each loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) in which any Seller Entity is a creditor (collectively, “Seller Loans”) currently outstanding (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the Knowledge of Seller, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception). The notes or other credit or security documents with respect to each such outstanding Seller Loan were in compliance in all material respects with all applicable laws at the time of origination or purchase by a Seller Entity and are complete and correct in all material respects.

(b)           Except as would not reasonably be expected to have a Seller Material Adverse Effect, each outstanding Seller Loan was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Seller Loan files are being maintained in accordance with the relevant notes or other credit or security documents, such Seller Entity’s written underwriting standards and with all applicable requirements of applicable law.

(c)            Except as would not reasonably be expected to have a Seller Material Adverse Effect, none of the agreements pursuant to which any Seller Entity has sold Seller Loans or Seller Loan pools or participations in Seller Loans or Seller Loan pools contains any obligation to repurchase such Seller Loans or interests therein or to pursue any other form of recourse against any Seller Entity solely on account of a payment default by the obligor on any such Seller Loan.

(d)           Except as would not reasonably be expected to have a Seller Material Adverse Effect, each agreement between a Seller Entity and a Seller Mortgage Vendor, hereinafter defined (“Seller Mortgage Vendor Agreement”), is valid and in full force and effect and enforceable in accordance with its respective terms, subject to the Bankruptcy and Equity Exception.  To Seller’s Knowledge, no Seller Mortgage Vendor is in material breach of its Seller Mortgage Vendor Agreement.  The applicable Seller Entity has the right to stop funding immediately the Seller Mortgage Vendor Agreement upon: (i) an order or directive from any depository institution regulatory authority; (ii) the justifiable suspension of Seller Mortgage Vendor by any of its institutional end-loan Seller Mortgage Investors (hereinafter defined); (iii) a material, negative change in the Seller Mortgage Vendor’s financial condition; (iv) the Seller Mortgage Vendor’s failure to comply with the terms of the Seller Mortgage Vendor Agreement; or (v) the Seller Mortgage Vendor’s failure to comply with the underwriting, closing delivery and funding requirements of its institutional end-loan Seller Mortgage Investors.  The relevant seller has the obligation to repurchase any Seller Loan subject to a Seller Mortgage Vendor Agreement should the sale of any Seller Loan or Seller Loans scheduled for purchase by the Seller Mortgage Investor fail to be consummated within a specified time, not to exceed ninety (90) days, after the date on which an interest in the Seller Loan is purchased by the Seller Entity.  For purposes of this Agreement, “Seller Mortgage Vendor” means a third-party that originates or purchases mortgage loans from whom any Seller Entity purchases, or did purchase, a participation interest in such mortgage loans or whose origination or purchase of mortgage loans was financed by any Seller Entity.

(e)            Section 3.21(e) of the Seller Disclosure Memorandum sets forth a list of (i) each Seller Loan that as of March 31, 2014 had an outstanding balance and/or unfunded commitment of $100,000 or more and that as of such date (A) was contractually past due 90 days or more in the payment of principal and/or interest or was in default of any other material provision, (B) was on non-accrual status, (C) was classified as “substandard,” “doubtful” “loss,” “classified,” “criticized,” “impaired” or “special mention” (or words of similar import) by any Seller Entity or any Governmental Authority, (D) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Seller Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (E) where a specific reserve allocation exists in connection therewith, or (F) which is required to be accounted for as a troubled debt restructuring in accordance with Statement of Financial Accounting Standards No. 15; and (ii) each asset of any Seller Entity that as of March 31, 2014 was classified as “other real estate owned,” “other repossessed assets” or as an asset to satisfy Seller Loans, and the book value thereof as of such date. For each Seller Loan identified in accordance with the immediately preceding sentence, Section 3.21(e) of the Seller Disclosure Memorandum sets forth the outstanding balance, including accrued and unpaid interest and late fees, on each such Seller Loan and the identity of the borrower thereunder as of March 31, 2014.

(f)             Except as would not reasonably be expected to have a Seller Material Adverse Effect, Seller’s allowance for loan losses as of March 31, 2014, is in compliance with:  (i) Seller’s existing methodology for determining the adequacy of its allowance for loan losses; and (ii) the standards formally established by applicable Governmental Entities in accordance with their statutory authority and the Financial Accounting Standards Board, and is adequate under all of such standards.

(g)           Section 3.21(g) of the Seller Disclosure Memorandum sets forth a list of all Seller Loans as of the date of this Agreement by any Seller Entity to any directors, officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of any Seller Entity. There are no employee, officer, director or other affiliate Seller Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O, and all such Seller Loans are and were originated in compliance in all material respects with all applicable laws.

(h)           Except as would not reasonably be expected to have a Seller Material Adverse Effect, each mortgage loan made by a Seller Mortgage Vendor in which any Seller Entity has purchased a participating interest or which any Seller Entity has financed (the “Seller Mortgage Loans”) is secured by a first or second lien on the land on which the dwelling is situated, and the Seller Mortgage Vendor has a written agreement (“Take-Out Letter”) issued by an investor (the “Seller Mortgage Investor”) approved by a Seller Entity to purchase the Seller Mortgage Loan.  The Seller Mortgage Loans are conforming loans eligible for purchase under Government National Mortgage Association (“GNMA”), Federal National Mortgage Association (“FNMA”), Federal Home Loan Mortgage Corporation (“FHLMC”), or approved institutional investor criteria.  If it is determined that for any reason an act of fraud has occurred in the origination of any Mortgage Loan or if any underwriting deficiencies have occurred which have prevented such Seller Mortgage Loan from being purchased by the Seller Mortgage Investor, such Seller Entity has full legal and financial recourse against the Seller Mortgage Vendor.  The delivery of all Seller Mortgage Loan documents is at the Seller Mortgage Vendor’s risk and the Seller Mortgage Vendor’s responsibility, and each Seller Mortgage Vendor has agreed to indemnify such Seller Entity and hold it harmless from all bona fide and reasonable loss, cost or expense (including reasonable attorneys’ fees) arising out of or incurred in connection therewith, except only for such loss, cost or expense, if any, that results solely from the negligent acts or omissions of the Seller Entities.  No Seller Entity is under any obligation to purchase, and there is no recourse against any Seller Entity for, any Seller Mortgage Loan sold to a Seller Mortgage Investor or any other purchaser.

(i)             Except as would not reasonably be expected to have a Seller Material Adverse Effect, to Seller’s Knowledge, with respect to each Seller Mortgage Loan, all applicable federal, state and local laws, rules and regulations have been complied with, including, but not limited to, the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act, the Flood Disaster Protection Act, the Fair Housing Act, the Truth-in-Lending Act of 1968, the Depository Institutions Deregulatory and Monetary Control Act of 1980, all as amended, and regulations issued pursuant to each of them; all usury laws and limitations; all conditions within the control of the Seller Mortgage Vendor as to the validity of the insurance or guaranty required by the National Housing Act of 1934, as amended, and the rules and regulations thereunder, and the Servicemen’s Readjustment Act of 1944, as amended, and the rules and regulations thereunder; and all requirements of the mortgage insurance companies or other insurers have been properly satisfied, and such insurance or guaranty is valid or enforceable. To Seller’s Knowledge, a written appraisal of the real property securing each such Seller Mortgage Loan has been prepared by a duly-licensed appraiser and satisfies all requirements for any applicable Department of Veterans Affairs guaranty, FHA insurance or private mortgage insurance and all requirements imposed by the Seller Mortgage Investor which issued the Take-Out Letter covering such Seller Mortgage Loan.  To Seller’s Knowledge, Seller Mortgage Loans that are secured by premises requiring flood insurance due to their location in a special flood hazard as designated by the Secretary of HUD, are and continue to be covered by special flood insurance under the National Flood Insurance Program.

(j)            Except as would not reasonably be expected to have a Seller Material Adverse Effect, no Seller Entity is now, nor has it been since January 1, 2012, subject to any fine, sanction, settlement or other administrative agreement with respect to Seller Mortgage Loans.

(k)           The electronic data files delivered by Seller to Purchaser with respect to all outstanding Seller Loans each as of March 31, 2014 are true, correct and complete as of their respective dates in all material respects.

(l)             Except as would not reasonably be expected to have a Seller Material Adverse Effect, since January 1, 2012, no Seller Entity has foreclosed upon, or taken a deed or title to, any real estate (other than single-family residential properties) without complying in all material respects with all applicable FDIC environmental due diligence standards (including FDIC Bulletin FIL-14-93, and update FIL-98-2006) or foreclosed upon, or taken a deed or title to, any such real estate if the environmental assessment indicates the liabilities under Environmental Laws are likely in excess of the asset’s value.

(m)           Except as set forth in Section 3.21(m) of the Seller Disclosure Memorandum in sufficient detail, since January 1, 2012, no Seller Entity has acquired or disposed of any pool of Seller Loans, other than related to its mortgage purchase business in the ordinary course of business.

3.22        Opinion of Financial Advisor.

BSP has delivered to the Board of Directors of Seller its written opinion to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, qualifications and limitations included in the opinion, the consideration to be received by the holders of the Seller Common Stock in the Merger is fair to the holders of Seller Common Stock from a financial point of view.

3.23         Vote Required.

The only vote of the holders of any class or series of capital stock of Seller necessary or required in order to adopt this Agreement or approve the transactions contemplated hereby, including the Merger, is the adoption of this Agreement by the holders of a majority of the outstanding shares of Seller Common Stock entitled to vote on such matter (the “Seller Stockholder Approval”).

3.24         Insurance.

Except as would not reasonably be expected, either individually or in the aggregate, to have a Seller Material Adverse Effect: (a) each Seller Entity is insured with reputable insurers against such risks and in such amounts as the management of such Seller Entity reasonably has determined to be prudent and consistent with industry practice; (b) each Seller Entity is in compliance in all material respects with its insurance policies and are not in default under any of the terms thereof; (c) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of a Seller Entity or potential liabilities of the lessor of any properties which are leased by a Seller Entity, such Seller Entity is the sole beneficiary of such policies; and (d) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.25         Community Reinvestment Act Compliance.

Each Seller Entity that is an insured depositary institution is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of “satisfactory” in its most recently completed exam, and Seller has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which would reasonably be expected to result in such Seller Entity having its current rating lowered.

3.26         Investment Securities.

Each Seller Entity has good and valid title to all securities held by it in a principal capacity (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of any Seller Entity and except for such defects in title or Liens that would not be material to the Seller Entities as a whole, and such securities are valued on the books of such Seller Entity in accordance with GAAP except as would not reasonably be expected to have a Seller Material Adverse Effect.

3.27         Books and Records.

The corporate record books of each Seller Entity are complete and accurate in all material respects and reflect all meetings, consents and other actions of the boards of directors and shareholders of such Seller Entity.

3.28        Indemnification.

To Seller’s Knowledge, no present or former director, officer, employee or agent of any of the Seller Entities has any claim for indemnification from any of the Seller Entities.  No action or failure to take action by any present or former director, officer, employee or agent of any of the Seller Entities or other event has occurred, or has been alleged to have occurred, which occurrence or allegation would give rise to any  claim by any present or former director, officer, employee or agent of any Seller Entities for indemnification from any of the Seller Entities.

3.29         No Other Representations or Warranties.

Except for the representations and warranties made by Seller in this Article 3, neither Seller nor any other Person makes any express or implied representation or warranty with respect to any Seller Entity or its respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Seller hereby disclaims any such other representations or warranties.  In particular, without limiting the foregoing disclaimer, neither Seller nor any other Person makes or has made any representation or warranty to Purchaser or any of its affiliates or representatives, except for the representations and warranties made by Seller in this Article 3, with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to any Seller Entity or its respective businesses or (ii) any oral or written information presented to Purchaser or any of its affiliates or representatives in the course of their due diligence investigation of Seller, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as disclosed in the applicable section of the Purchaser Disclosure Memorandum or in the Purchaser SEC Reports (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Purchaser hereby represents and warrants to Seller as follows:

4.1           Organization and Authority.

(a)           Purchaser is a corporation, duly organized, validly existing and in good standing under the laws of the State of Maryland, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified or where failure to be so qualified or in good standing would not reasonably be expected to result in a Purchaser Material Adverse Effect.  Purchaser is a savings and loan holding company duly registered under the Home Owners’ Loan Act, as amended, and the applicable regulations and interpretations of the regulatory authorities responsible for implementing such statute.  Seller’s sole depository institution subsidiary is HeritageBank, which is duly organized and validly existing as a Georgia state savings association.  HeritageBank is a member in good standing of the Federal Home Loan Bank of Atlanta and owns the requisite amount of stock therein.  The deposit accounts of HeritageBank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

(b)            Purchaser has corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. Purchaser has furnished or made available to Seller true, correct and complete copies of its articles of incorporation and by-laws as amended through the date of this Agreement.

4.2           Authorization; No Violation.

(a)            Purchaser has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement by Purchaser, and the consummation of the transactions contemplated hereby, have been duly authorized by the requisite corporate action of Purchaser. This Agreement has been duly and validly executed and delivered by Purchaser and, assuming due authorization, execution and delivery of this Agreement by Seller, is a valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception. Except for the adoption and approval of the Bank Merger Agreement by the board of directors of HeritageBank and by Purchaser as its sole shareholder, no other corporate proceedings are necessary for the execution and delivery by Purchaser of this Agreement, the performance by Purchaser of its obligations under this Agreement or the consummation by Purchaser of the transactions contemplated by this Agreement.

(b)           Neither the execution, delivery and performance by Purchaser  of this Agreement, nor the consummation of the transactions contemplated by this Agreement, nor compliance by Purchaser with any of the provisions of this Agreement, will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of, any Lien, upon any of the properties or assets of any Purchaser Entity under any of the material terms, conditions or provisions of (A) the articles of incorporation or bylaws of any Purchaser Entity (or similar governing documents) or (B) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which any Purchaser Entity is a party or by which it may be bound, or to which any Purchaser Entity or any of the properties or assets of any Purchaser Entity may be subject, or (ii) violate any ordinance, permit, concession, grant, franchise, law, statute, rule or regulation or any judgment, ruling, order, writ, injunction or decree applicable to any Purchaser Entity or any of their respective properties or assets other than, in the case of subclauses (i)(B) and (ii), for such violation or violations or other matters that would not reasonably be expected to have a Purchaser Material Adverse Effect or would reasonably be expected to prevent, impair or materially delay the ability of Purchaser to consummate the Merger.

(c)            Except for: (i) the Regulatory Approvals; (ii) the filing and declaration of effectiveness of the Form S-4; (iii) the filing of (A) the Articles of Merger with the Maryland State Department of Assessments and Taxation and the Secretary of State of the State of Florida and (B) the Bank Merger Certificates; (iv) any notices or filings under the HSR Act; and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Purchaser Common Stock pursuant to this Agreement and approval of listing of such Purchaser Common Stock on NASDAQ, no consents or approvals of or filings or registrations with any Governmental Authority or any other Person are necessary in connection with the due execution, delivery, performance, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby including the Merger and the Bank Merger except as would not reasonably be expected to have a Purchaser Material Adverse Effect or would not reasonably be expected to prevent, impair or materially delay the ability of Purchaser to consummate the Merger.  As of the date of this Agreement, Purchaser has no Knowledge of any reason why any requisite Regulatory Approvals to be obtained by it:  (a) should not be granted on a timely basis; or (b) may be conditioned or restricted in any manner (including any requirement relating to the raising of additional capital or the disposition of Assets) which may be likely to materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of Seller and Purchaser or otherwise materially impair the value of Seller to Purchaser.

4.3           Purchaser Information.

The information relating to each Purchaser Entity that is provided by Purchaser or its representatives for inclusion in the Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Authority in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The portions of the Form S-4 relating to each of the Purchaser Entities and other portions within the reasonable control of any of the Purchaser Entities will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.  The representations and warranties contained in this Section 4.3 will not apply to statements or omissions based upon information furnished to Purchaser by Seller expressly for inclusion in any submission.

4.4           Financial Statements and Reports.

(a)           The audited consolidated balance sheets of the Purchaser Entities as of December 31, 2013 and December 31, 2012 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years ended December 31, 2013 and December 31, 2012, together with the notes thereto, reported on by Mauldin & Jenkins LLC and included in Purchaser’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2013 and December 31, 2012, as filed with the SEC: (i) in all material respects have been prepared from, and are in accordance with, the books and records of the Purchaser Entities; (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of the Purchaser Entities for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount); (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iv) in all material respects have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.  As of the date hereof, the books and records of each of the Purchaser Entities have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.  Mauldin & Jenkins LLC has not resigned (or informed Purchaser that indicated it intends to resign) or been dismissed as independent public accountants of Purchaser as a result of or in connection with any disagreements with Purchaser on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)           Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, each Purchaser Entity has timely filed all reports, registrations, statements and certifications, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2012 with all applicable Regulatory Agencies and with each other applicable Governmental Authority, and all other reports and statements required to be filed by it since January 1, 2012, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or other Governmental Authority, has paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments would not reasonably be expected to have a Purchaser Material Adverse Effect, and, as of the date hereof, there are no material unresolved violations or exceptions by any Regulatory Agencies in connection therewith.  Except for normal examinations conducted by a Regulatory Agency in the ordinary course, there is no pending proceeding before, or, to Purchaser’s Knowledge, threatened, examination or investigation by, any Regulatory Agency into the business or operations of any Purchaser Entity.

(c)            An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by any Purchaser Entity pursuant to the Securities Act or the Exchange Act, since January 1, 2011 (the “Purchaser SEC Reports”) is publicly available (it being understood that documents made available via the SEC’s EDGAR system shall be deemed to have been made publicly available for purposes of this representation).  No such Purchaser SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date.  As of their respective dates, all Purchaser SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.  As of the date of this Agreement, no executive officer of Purchaser has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002. As of the date hereof, there are no material outstanding comments from or unresolved issues raised by the SEC with respect to any of the Purchaser SEC Reports, except such comments or unresolved issues as would not reasonably be expected to have a Purchaser Material Adverse Effect.  None of Purchaser’s subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(d)           The records, systems, controls, data and information of each Purchaser Entity are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of, or appropriate license by, a Purchaser Entity or its respective accountants (including all means of access thereto and therefrom), except for non-exclusive ownership and non-direct control that would not reasonably be expected to have a Purchaser Material Adverse Effect.  Since January 1, 2012:  (i) no Purchaser Entity nor, to the Knowledge of Purchaser, any director, officer, employee, auditor, accountant or representative of any Purchaser Entity, has received or otherwise had or obtained Knowledge of any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of any Purchaser Entity or its respective internal accounting controls, including any material complaint, allegation, assertion or claim that any Purchaser Entity has engaged in questionable accounting or auditing practices; and (ii) no attorney representing any Purchaser Entity, whether or not employed by any Purchaser Entity, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by any Purchaser Entity or any of its respective officers or directors or employees who have a significant role in Purchaser Entities’ internal control over financial reporting to the Board of Directors of Purchaser or any committee thereof or to any director or officer of Purchaser.

(e)           The information contained in the budget or the pro forma financial information (including, without limitation, the projections and forecasts contained therein) that was provided by Purchaser to Seller, was based upon reasonable assumptions, which assumptions and such budget or pro forma financial information, remain, to Purchaser’s Knowledge, reasonable.

4.5           Absence of Certain Changes.

(a)           Since December 31, 2013, each Purchaser Entity has conducted its respective businesses in all material respects only in the ordinary course consistent with past practice and from such date until the date hereof there has not been any action taken or committed to be taken by any Purchaser Entity which, if taken following entry by Purchaser into this Agreement, would have required the consent of the Seller pursuant to Section 5.4.

(b)           Since December 31, 2013, there have not been any events, changes or effects with respect to any Purchaser Entity that has had, or would reasonably be expected to have a Purchaser Material Adverse Effect.

4.6           Litigation and Other Proceedings.

Except as would not reasonably be expected to have a Purchaser Material Adverse Effect or would not reasonably be expected to prevent, impair or materially delay the ability of Purchaser to consummate the Merger, there is no suit, action, investigation, claim, proceeding or review pending, or to the Knowledge of Purchaser, threatened against any Purchaser Entity or any of the current or former directors or executive officers of any Purchaser Entity.  There is no material injunction, order, award, judgment, settlement, decree or regulatory restriction (other than regulatory restrictions of general application that apply to similarly situated companies) imposed upon or entered into by any Purchaser Entity or the assets of any Purchaser Entity.

4.7           No Undisclosed Liabilities.

Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, and except for:  (i) those liabilities that are reflected or reserved against on the balance sheet of the Purchaser Annual Report on Form 10-K for the year ended December 31, 2013 (including any notes thereto); (ii) that were incurred or arose since December 31, 2013 in the ordinary course of business consistent with past practice of Purchaser; or (iii) liabilities incurred in connection with this Agreement and the transactions contemplated hereby, no Purchaser Entity has any liabilities of any nature (absolute, accrued, contingent, known, unknown or otherwise).

4.8           Compliance with Laws.

(a)           Each Purchaser Entity holds, and has at all times since January 1, 2012 held, all licenses, franchises, permits, memberships and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable law (and has paid all fees and assessments due and payable in connection therewith), except where the failure to hold such license, franchise, permit, membership or authorization or to pay such fees or assessments would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect and, to the Knowledge of Purchaser, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened in writing that would reasonably be expected to have such effect.  Except for such failures to comply, defaults or violations that would not reasonably be expected to have a Purchaser Material Adverse Effect, since January 1, 2012, each Purchaser Entity has complied with, and is not in default or violation of: (i) any applicable law and its implementing regulations and the regulatory or supervisory guidance with respect thereto, including, as applicable, all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act and Regulation V, the Truth in Lending Act and Regulation Z, the Truth in Savings Act and Regulation DD, the Home Mortgage Disclosure Act and Regulation C, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Regulation E, the Credit Card Accountability, Responsibility and Disclosure Act, Servicemembers Civil Relief Act, Military Lending Act, the Federal Trade Commission Act, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, flood insurance, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, Sections 23A and 23B of the Federal Reserve Act, the Home Owners Loan Act and the implementing regulations of the Federal Reserve, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, all agency and other investor and mortgage company requirements relating to the origination, sale and servicing of mortgage and consumer loans and all applicable laws relating to broker-dealers, investment advisors and insurance brokers, any other regulations or guidance issued by, or requirements of, the Consumer Financial Protection Bureau, the Federal Reserve, the FDIC or any other federal agency with respect to anti-money laundering or terrorist financing, unfair or deceptive acts and practices, lending, financing, leasing, payment processing, deposit or savings accounts, transactions with affiliates or other activities, assets or liabilities of any Purchaser Entity; (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information, and no Purchaser Entity knows of, or has received since January 1, 2012, written notice of, any material defaults or material violations of any applicable law; and (iii) regulatory or supervisory requirements or guidance with respect to risk management and oversight by any Purchaser Entity of relationships with third parties that provide products and services to or on behalf of any Purchaser Entity.

(b)           Since January 1, 2012, each Purchaser Entity has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the applicable governing documents and applicable law, except where the failure to so administer such accounts would not reasonably be expected to have a Purchaser Material Adverse Effect.  Since January 1, 2012, no Purchaser Entity, nor to the Purchaser’s Knowledge, any director, officer or employee of any Purchaser Entity, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and, except as would not reasonably be expected to have a Purchaser Material Adverse Effect, the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(c)            Except as would not reasonably be expected to be material to the Purchaser Entities taken as a whole, no Purchaser Entity is subject to a Regulatory Agreement, nor has any Purchaser Entity been advised since January 1, 2012 and prior to the date hereof by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any such Regulatory Agreement.  Each Purchaser Entity is in compliance in all material respects with each Regulatory Agreement to which it is party or subject, and no Purchaser Entity has received any notice from any Governmental Authority indicating that any Purchaser Entity is not in compliance in all material respects with any such Regulatory Agreement.

(d)            Except as would not reasonably be expected to be material to the Purchaser Entities taken as a whole, no Purchaser Entity, nor any of its respective directors, officers, employees or, to the Knowledge of Purchaser, any agents or other Persons acting on its behalf, (i) has violated the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement, (ii) has made or provided, or caused to be made or provided, directly or indirectly, any payment or thing of value to a foreign official, foreign political party, candidate for office or any other Person while knowing or having a reasonable belief that the Person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision, (iii) has paid, accepted or received any unlawful contributions, payments, expenditures or gifts, (iv) has violated or operated in noncompliance with any export restrictions, money laundering law, anti-terrorism law or regulation, anti-boycott regulations or embargo regulations, or (v) is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

4.9           No Vote Required.

No vote is required by the holders of any class or series of Purchaser’s capital stock to approve and adopt this Agreement or the transactions contemplated hereby under applicable law or pursuant to the rules of any national securities exchange as a result of this Agreement or the transactions contemplated hereby.

4.10        Reorganization.

Purchaser has not taken or agreed to take any action, and has no Knowledge of any facts or circumstances, that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.11        Financing.

Purchaser has, or will have at the Effective Time, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to consummate the Merger pursuant to the terms of this Agreement, including to pay the Common Stock Merger Consideration, to redeem the resulting Purchaser Preferred Stock and to pay all related fees and expenses of Parent and its representatives pursuant to this Agreement.

4.12         Capitalization.

(a)           The authorized capital stock of Purchaser consists of:  (i) 45,000,000 shares of Purchaser Common Stock, and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share.  As of the date of this Agreement, 7,848,517 shares of Purchaser Common Stock and no shares of preferred stock are issued and outstanding.  As of the date of this Agreement, 112,625 shares of Purchaser Common Stock are reserved for issuance pursuant to the Heritage Financial Group 2006 Equity Incentive Plan and the Heritage Financial Group, Inc. 2011 Equity Incentive Plan (of which 82,303 shares were subject to outstanding stock options).

(b)            All of the issued and outstanding shares of capital stock of Purchaser are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of capital stock or other security of Purchaser has been issued in violation of any preemptive rights of the current or past shareholders of Purchaser.  Other than disclosed in the Purchaser SEC Reports, Purchaser has no authorized, issued or outstanding (i) shares of capital stock or other voting securities or equity interests; (ii) securities of any Purchaser Entity convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of any Purchaser Entity; (iii) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of any Purchaser Entity or other equity equivalent or equity-based award or right; (iv) subscriptions, options, warrants, calls, commitments, contracts or other rights to acquire from any Purchaser Entity, or obligations of any Purchaser Entity to issue, register, transfer, or sell any shares of capital stock of any Purchaser Entity, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of any Purchaser Entity or rights or interests described in clause (iii); or (v) obligations of any Purchaser Entity to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver, register, transfer or sell, or cause to be issued, granted, delivered, registered, transferred or sold, any such securities.

(c)         Except as disclosed in the Purchaser SEC Reports, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the stockholders of Purchaser may vote are issued and outstanding. Except as disclosed in the Purchaser SEC Reports, Purchaser does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of, or securities or rights convertible into or exchangeable or exercisable for, any shares of Purchaser Common Stock or any other equity securities of Purchaser or any securities representing the right to purchase or otherwise receive any shares of capital stock of Purchaser (including any rights plan or agreement). Except as disclosed in the Purchaser SEC Reports, Purchaser is not a party to any voting agreement with respect to any shares of capital stock of, or other equity or voting interests in, any Purchaser Entity and, to the Knowledge of Purchaser, except as disclosed in the Purchaser SEC Reports, as of the date of this Agreement there are no irrevocable proxies and no voting agreements with respect to any shares of capital stock of, or other equity or voting interests in, any Purchaser Entity.

4.13         Properties and Leases.

Except for any Permitted Liens or as disclosed in the Purchaser SEC Reports, each Purchaser Entity has good and marketable title in fee simple (in the case of owned real property), free and clear of any material Liens, to all the real and personal property reflected in Purchaser’s consolidated audited balance sheet as of December 31, 2013, and to all owned real and personal property acquired since such date, except for with respect to such owned real and personal property as has been disposed of in the ordinary course of business.  Except as would not reasonably be expected to result in a Purchaser Material Adverse Effect:  (i) all leases of real property and all other leases material to any Purchaser Entity pursuant to which such Purchaser Entity, as lessee, leases real or personal property are valid and effective in accordance with their respective terms; and (ii) there is not, under any such lease, any existing default by any Purchaser Entity or any event which, with notice or lapse of time or both, would constitute such a default. Other than OREO, and except for ordinary wear and tear, all of the buildings, structures, and appurtenances owned, leased, or occupied by any Purchaser Entity are in good operating condition and in a state of good maintenance and repair and comply with applicable zoning and other municipal laws and regulations, and there are no latent defects therein, except to the extent that failure to satisfy this representation would not reasonably be expected to have a Purchaser Material Adverse Effect.

4.14         Tax Matters.

(a)            All Purchaser Entities have timely filed with the appropriate Taxing Authority all Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects.  None of the Purchaser Entities is currently the beneficiary of any extension of time within which to file any Tax Return.  All Taxes of the Purchaser Entities that have become due and payable (whether or not shown on any Tax Return) have been fully and timely paid.  There are no Liens for any Taxes (other than a Lien for ad valorem Taxes not yet due and payable) on any of the Assets of any of the Purchaser Entities.  No claim has ever been made by a Taxing Authority in a jurisdiction where any Purchaser Entity does not file a Tax Return that such Purchaser Entity may be subject to Taxes by that jurisdiction.

(b)            None of the Purchaser Entities has received any notice of assessment or proposed assessment in connection with any Taxes, and there are no threatened or, to Purchaser’s Knowledge, pending disputes, claims, audits or examinations regarding any Taxes of any Purchaser Entity or the assets of any Purchaser Entity.  To Purchaser’s Knowledge, no officer or employee responsible for Tax matters of any Purchaser Entity expects any Taxing Authority to assess any additional Taxes for any period for which Tax Returns have been filed.  No issue has been raised by a Taxing Authority in any prior examination of Purchaser which, by application of the same or similar principles, is expected to result in a proposed deficiency for any subsequent taxable period.  None of the Purchaser Entities has waived any statute of limitations in respect of any Taxes or agreed to a Tax assessment or deficiency.

(c)            Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, each Purchaser Entity has complied with all applicable Laws, rules and regulations relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Code or similar provisions under foreign Law.

(d)            The unpaid Taxes of each Purchaser Entity: (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) for such Purchaser Entity and was properly determined in accordance with GAAP applied on a basis consistent with past practices and; (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Purchaser Entities in filing their Tax Returns.

(e)            During the five-year period ending on the date hereof, none of the Purchaser Entities was a “distributing corporation” or a “controlled corporation” as defined in, and in a transaction intended to be governed by Section 355 of the Code.

(f)            None of the Purchaser Entities has made any payments (whether in cash, property or in the form of benefits), is obligated to make any payments (whether in cash, property or in the form of benefits), or is a party to any contract that could obligate it to make any payments (whether in cash, property or in the form of benefits) that could be subject to withholding under Section 4999 of the Code.  Purchaser has not been a United States real property holding corporation within the meaning of Code Section 897(c)(1)(A)(ii).  None of the Purchaser Entities has been or will be required to include any adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing.  There is no taxable income of Purchaser that will be required under applicable tax law to be reported by Seller or any of its Affiliates, including Purchaser, for a taxable period beginning after the Closing Date which taxable income was realized prior to the Closing Date. The net operating losses of the Purchaser Entities are not subject to any limitation on their use under the provisions of Sections 382 or 269 of the Code or any other provisions of the Code or the Treasury Regulations dealing with the utilization of net operating losses other than any such limitations as may arise as a result of the consummation of the transactions contemplated by this Agreement.

(g)            Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, each of the Purchaser Entities is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

(h)            No property owned by Purchaser is: (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Code and in effect immediately prior to the enactment of the Tax Reform Act of 1986; (ii) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code; or (iii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (iv) “limited use property” within the meaning of Rev. Proc. 76-30; (v) subject to Section 168(g)(1)(A) of the Code or (vi) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above.

(i)             Purchaser does not have any “corporate acquisition indebtedness” within the meaning of Section 279 of the Code.

(j)             Purchaser has disclosed on its federal income Tax Returns all positions taken therein that could give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

(k)            Purchaser has not participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1), or a transaction substantially similar to a reportable transaction.

4.15         Related Party Transactions.

Except: (i) as set forth in Purchaser SEC Reports; (ii) for compensation in the ordinary course; (iii) for ordinary course bank deposit, trust and asset management services on arms’ length terms; (iv) for other transactions or arrangements of a type available to employees of any Purchaser Entity generally; and (v) for transactions, agreements, arrangements or understandings between or among any Purchaser Entities, there are no material transactions or series of related transactions, agreements, arrangements or understandings between any Purchaser Entity, on the one hand, and Purchaser, any current or former director or executive officer of any Purchaser Entity or any Person who Beneficially Owns 5% or more of the Shares (or, to the Knowledge of Purchaser as of the date hereof, any of such Person’s immediate family members or affiliates) (other than subsidiaries of Purchaser), on the other hand.

4.16         Labor.

(a)            No Purchaser Entity is a party to or bound by any labor or collective bargaining agreement and, to the Knowledge of Purchaser, there are no organizational campaigns or petitions of any labor union, workers’ council or labor organization seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of any Purchaser Entity or compel any Purchaser Entity to bargain with any such labor union, works council or labor organization. There are no material labor related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the Knowledge of Purchaser, threatened.

(b)           Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, each Purchaser Entity has complied in all material respects with, and is not in violation in any material respect of, all applicable laws relating to labor, employment or employment practices, including but not limited to all laws relating to labor relations, equal employment opportunities, affirmative action, fair employment practices, employment discrimination, harassment, retaliation, leave, disability rights and benefits, reasonable accommodation, hours of work, classification of employees, payment of wages and overtime compensation, immigration, workers compensation, health and safety, working conditions, employee scheduling, family and medical leave, and employee terminations, and unemployment insurance. No Purchaser Entity has since January 1, 2012 engaged in any unfair labor practices. Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, there are no claims, complaints, charges, lawsuits, investigations, audits, arbitrations or administrative proceedings pending or, to the Knowledge of Purchaser, threatened against any Purchaser Entity brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, any class of the foregoing, or any Governmental Authority, relating to any law described in the preceding sentence, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, retaliatory, wrongful or tortious conduct in connection with the employment relationship.

4.17        Purchaser Benefit Plans.

(a)           Each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Purchase Entity or ERISA Affiliate thereof for the benefit of employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate and each Employee Benefit Plan (e.g., former Employee Benefit Plans) for which any Purchaser Entity or ERISA Affiliate has or reasonably could have any obligation or Liability are referred to as the “Purchaser Benefit Plans.”

(b)            All Purchaser Benefit Plan documents and annual reports or returns, audited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Purchaser Benefit Plans are correct and complete and have been timely filed with the IRS or the DOL to the extent filing is required. Summary plan descriptions, any material modifications thereto, and summary annual reports have been distributed to participants of the Purchaser Benefit Plans (as required by Law), and there have been no changes in the information set forth therein which would require amendment and redistribution of such summary plan descriptions.

(c)            To Purchaser’s Knowledge, no “party in interest” (as defined in ERISA Section 3(14)) or “disqualified person” (as defined in Code Section 4975(e)(2)) of any Purchaser Benefit Plan has engaged in any nonexempt “prohibited transaction” (described in Code Section 4975(c) or ERISA Section 406).

(d)            Except as disclosed in the Purchaser SEC Reports, Purchaser and its ERISA Affiliates do not and have never sponsored, maintained, contributed to, or been obligated under ERISA or otherwise to contribute to: (i) a “defined benefit plan” (as defined in ERISA Section 3(35) and Code Section 414(j); (ii) a “multi-employer plan” (as defined in ERISA Sections 3(37) and 4001(a)(3); (iii) a “multiple employer plan” (meaning a plan sponsored by more than one employer within the meaning of ERISA Sections 4063 or 4064 or Code Section 413(c)); (iv) a “multiple employer welfare arrangement” as defined in ERISA Section 3(40), or (v) any plan or other arrangement funded by a voluntary employees’ beneficiary association within the meaning of Code Section 501(c)(9).  Purchaser and its ERISA Affiliates have not incurred and there are no circumstances under which either could reasonably incur any liability under Title IV of ERISA or Section 412 of the Code.

(e)            Except as disclosed in Purchaser SEC Reports, no Purchaser Entity has any Liability for retiree health and life benefits under any of the Purchaser Benefit Plans and there are no restrictions on the rights of such Purchaser Entity to amend or terminate any such Purchaser Benefit Plan providing retiree health or other benefits without incurring any Liability thereunder except for required continued coverage to the extent provided under Part 6 of Title I of ERISA or Code Section 4980B.  The Purchaser and its ERISA Affiliates and each Purchaser Benefit Plan has complied in all material respects with the health care continuation requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code and the provisions of Part 7 of Subtitle B of Title I of ERISA and Code Section 4980D or any other applicable Law.  No Tax under Code Sections 4980B or 5000 has been incurred with respect to any Purchaser Benefit Plan and no circumstance exists which could give rise to such Taxes.  There are no reserves, assets, surpluses or prepaid premiums with respect to any Plan that is a “welfare plan” as defined in Section 3(1) of ERISA.  The Purchaser, its ERISA Affiliates and each Purchaser Benefit Plan has complied in all material respects with any applicable Law, including, without limitation, Sections 79, 104 through 106, 125, 127, 129, 132, 137,  4980G, or 9801 through 9812 of the Code as such requirements relate to any Purchaser Benefit Plan.

(f)            The actuarial present values of any accrued deferred compensation or other post-employment benefit entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Purchaser Entity and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Code Section 412 or ERISA Section 302, have been fully reflected on the Purchaser SEC Reports to the extent required by and in accordance with GAAP.

(g)            Each Purchaser Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code (A) complies and, at all times after December 31, 2008, has complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations and other applicable guidance thereunder and (B) between January 1, 2005 and December 31, 2008, was operated in good faith compliance with section 409A of the Code, as determined under applicable guidance of the Treasury and the IRS.  No compensation payable by any Purchaser Entity has been reportable as nonqualified deferred compensation in the gross income of any individual or entity, and subject to an additional tax, as a result of the operation of Section 409A of the Code.  No assets set aside for the payment of benefits under any “nonqualified deferred compensation plan” are held outside of the United States, except to the extent that substantially all of the services to which such benefits are attributable have been performed in the jurisdiction in which such assets are held.

(h)            With respect to each Purchaser Benefit Plan, all required payments, premiums, contributions, reimbursements or accruals for all periods (or partial periods) have been made or properly accrued for on the Purchaser SEC Reports.  None of the Purchaser Benefits Plans has any unfunded Liabilities which are not reflected on the Purchaser Financial Statements.  All assets attributable to any Purchaser Benefit Plan have been held in trust unless a statutory or an administrative exemption to the trust requirements of ERISA Section 403(a) applies.

4.18         Risk Management.

Except as would not reasonably be expected to result in a Purchaser Material Adverse Effect, each Purchaser Entity has in place risk management policies and procedures sufficient in scope and operation to protect against risks of the type and in amounts reasonably expected to be incurred by Persons of similar size and in similar lines of business as such Purchaser Entity.

4.19         Environmental Matters.

Except as would not reasonably be expected, individually or in the aggregate, to have a Purchaser Material Adverse Effect on Purchaser: (a) each Purchaser Entity has complied with and is currently in compliance with any and all Environmental Laws; (b) each Purchaser Entity has obtained and is in compliance with any and all permits, licenses, or other authorizations required pursuant to any Environmental Laws; (c) there are no proceedings, claims, actions, or investigations of any kind, pending or threatened in writing, by any Person, third party, court, agency, or other Governmental Authority or any arbitral body, against any Purchaser Entity arising under any Environmental Law and, to the Knowledge of Purchaser, there is no reasonable basis for any such proceeding, claim, action or investigation; (d) there are no agreements, orders, judgments, indemnities or decrees by or with any Person, court, Regulatory Agency or other Governmental Authority that could impose any liabilities or obligations on any Purchaser Entity under or in respect of any Environmental Law; and (e) to the Knowledge of Purchaser, there are and have been no environmental conditions releases or threatened releases of Hazardous Material at any property (i) currently or formerly owned, operated, or otherwise used by any Purchaser Entity, (ii) in which any Purchaser Entity holds or held a security interest, or (iii) over which any Purchaser Entity has participated or is participating in the management, under circumstances which could reasonably be expected to result in liability to or claims against any Purchaser Entity under any Environmental Law.

4.20         Intellectual Property.

Each Purchaser Entity owns or has a license to use all of the Intellectual Property used by such Purchaser Entity in the course of its business, including sufficient rights in each copy possessed by each Purchaser Entity, except where any failure to do so would not reasonably be expected to result in a Purchaser Material Adverse Effect.  Each Purchaser Entity is the owner of or has a license, with the right to sublicense, to any Intellectual Property sold to, purchased from, or licensed to or from a third party by such Purchaser Entity in connection with such Purchaser Entity’s business operations, and such Purchaser Entity has the right to convey by sale or license any Intellectual Property so conveyed, except where any failure to do so would not reasonably be expected to result in a Purchaser Material Adverse Effect.  No Purchaser Entity is in material Default under any of its Intellectual Property licenses.  No proceedings have been instituted, or are pending or to the Knowledge of Purchaser threatened, which challenge the rights of any Purchaser Entity with respect to Intellectual Property used, sold or licensed by such Purchaser Entity in the course of its business, nor has any Person claimed or alleged any rights to such Intellectual Property.  The conduct of the business of the Purchaser Entities does not infringe any Intellectual Property of any other Person in any material respect.

4.21        Brokers and Finders.

There is no investment banker, broker or finder retained by or authorized to act on behalf of any Purchaser Entity or any of Purchaser’s stockholders or affiliates who is entitled to any fee, commission or reimbursement of expenses from any Purchaser Entity in connection with the transactions contemplated hereby, other than SunTrust Robinson Humphrey, Inc.  True, correct and complete copies of all agreements with SunTrust Robinson Humphrey, Inc. relating to any such fees or commissions have been furnished to Seller prior to the date hereof.

4.22         Purchaser Material Contracts.

(a)            The Purchaser SEC Reports contain a true, correct and complete list as of the date of this Agreement of any contract or agreement of any Purchaser Entity is a party or to which it or its assets or properties may be subject, whether written or oral which is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K (the “Purchaser Material Contracts).”

(b)           Each Purchaser Material Contract is valid and in full force and effect and enforceable in accordance with its respective terms, except as would not reasonably be expected to have a Purchaser Material Adverse Effect, and subject to the Bankruptcy and Equity Exception.  No Purchaser Entity, nor, to Purchaser’s Knowledge, any counterparty to any Purchaser Material Contract, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any Purchaser Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, have not and would not reasonably be expected to result in a Purchaser Material Adverse Effect.

4.23         Loan Matters.

(a)            Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, each loan currently outstanding in which any Purchaser Entity is a creditor (the “Purchaser Loans”):  (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be; (ii) to the extent secured, has been secured by valid Liens which have been perfected; and (iii) to the Knowledge of Purchaser, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception). The notes or other credit or security documents with respect to each such outstanding Purchaser Loan were in compliance in all material respects with all applicable laws at the time of origination or purchase by a Purchaser Entity and are complete and correct in all material respects.

(b)           Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, each outstanding Purchaser Loan was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Purchaser Loan files are being maintained in accordance with the relevant notes or other credit or security documents, Purchaser’s written underwriting standards and with all applicable requirements of applicable law.

(c)            Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, none of the agreements pursuant to which any Purchaser Entity has sold Purchaser Loans or Purchaser Loan pools or participations in Purchaser Loans or Purchaser Loan pools contains any obligation to repurchase such Purchaser Loans or interests therein or to pursue any other form of recourse against any Purchaser Entity solely on account of a payment default by the obligor on any such Purchaser Loan.

(d)            Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, each agreement between a Purchaser Entity and a Purchaser Mortgage Vendor, hereinafter defined (“Purchaser Mortgage Vendor Agreement”), is valid and in full force and effect and enforceable in accordance with its respective terms, subject to the Bankruptcy and Equity Exception.  To Purchaser’s Knowledge, no Purchaser Mortgage Vendor is in material breach of its Purchaser Mortgage Vendor Agreement.  Each Purchaser Entity has the right to stop funding immediately any Purchaser Mortgage Vendor Agreement upon: (i) an order or directive from any depository institution regulatory authority; (ii) the justifiable suspension of Purchaser Mortgage Vendor by any of its institutional end-loan Purchaser Mortgage Investors (hereinafter defined); (iii) a material, negative change in the Purchaser Mortgage Vendor’s financial condition; (iv) the Mortgage Vendor’s failure to comply with the terms of the Purchaser Mortgage Vendor Agreement; or (v) the Purchaser Mortgage Vendor’s failure to comply with the underwriting, closing delivery and funding requirements of its institutional end-loan Investors.  The relevant seller has the obligation to repurchase any Purchaser Loan which is the subject of any Purchaser Mortgage Vendor Agreement should the sale of any Purchaser Loan or Purchaser Loans scheduled for purchase by the Investor fail to be consummated within a specified time, not to exceed ninety (90) days, after the date on which an interest in the Purchaser Loan is purchased by the Purchaser Entity.  For purposes of this Agreement, “Purchaser Mortgage Vendor” means a third-party that originates or purchases mortgage loans from whom any Purchaser Entity purchases, or did purchase, a participation interest in such mortgage loans or whose origination or purchase of mortgage loans was financed by any Purchaser Entity.

(e)           The Purchaser SEC Reports accurately reflect Purchaser’s nonaccrual, past due and restructured loans, potential problem loans, and OREO in accordance with SEC guidance.

(f)            Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, Purchaser’s allowance for loan losses as of March 31, 2014, is in compliance with: (i) Purchaser’s existing methodology for determining the adequacy of its allowance for loan losses and; (ii) the standards formally established by Governmental Entities in accordance with their statutory authority and the Financial Accounting Standards Board, and is adequate under all of such standards.

(g)           All Purchaser Loans as of the date of this Agreement by any Purchaser Entity to any directors, officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of any Purchaser Entity are and were originated in compliance in all material respects with Regulation O. There are no employee, officer, director or other affiliate Purchaser Loans in which any Purchaser Entity is a creditor on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O.

(h)           Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, each mortgage loan made by a Purchaser Mortgage Vendor in which any Purchaser Entity has purchased a participating interest or which any Purchaser Entity has financed (the “Purchaser Mortgage Loans”) is secured by a first or second lien on the land on which the dwelling is situated, and the Purchaser Mortgage Vendor has a Take-Out Letter issued by an investor (the “Purchaser Mortgage Investor”) approved by a Purchaser Entity to purchase the Purchaser Mortgage Loan.  The Purchaser Mortgage Loans are conforming loans eligible for purchase under GNMA, FNMA, FHLMC, or approved institutional investor criteria.  If it is determined that for any reason an act of fraud has occurred in the origination of any Purchaser Mortgage Loan, or if any underwriting deficiencies have occurred which have prevented such Purchaser Mortgage Loan from being purchased by the Purchaser Mortgage Investor, a Purchaser Entity has full legal and financial recourse against the Purchaser Mortgage Vendor.  The delivery of all Purchaser Mortgage Loan documents is at the Purchaser Mortgage Vendor’s risk and the Purchaser Mortgage Vendor’s responsibility, and each Purchaser Mortgage Vendor has agreed to indemnify such Purchaser Entity and hold it harmless from all bona fide and reasonable loss, cost or expense (including reasonable attorneys’ fees) arising out of or incurred in connection therewith, except only for such loss, cost or expense, if any, that results solely from the negligent acts or omissions of the Purchaser Entities.   No Purchaser Entity is under any obligation to purchase, and there is no recourse against any Purchaser Entity for, any Purchaser Mortgage Loan sold to a Purchaser Mortgage Investor or any other purchaser.

(i)             Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, to Purchaser’s Knowledge, with respect to each Purchaser Mortgage Loan, all applicable federal, state and local laws, rules and regulations have been complied with, including, but not limited to, the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act, the Flood Disaster Protection Act, the Fair Housing Act, the Truth-in-Lending Act of 1968, the Depository Institutions Deregulatory and Monetary Control Act of 1980, all as amended, and regulations issued pursuant to each of them; all usury laws and limitations; all conditions within the control of the Purchaser Mortgage Vendor as to the validity of the insurance or guaranty required by the National Housing Act of 1934, as amended, and the rules and regulations thereunder, and the Servicemen’s Readjustment Act of 1944, as amended, and the rules and regulations thereunder; and all requirements of the mortgage insurance companies or other insurers have been properly satisfied, and such insurance or guaranty is valid or enforceable.  To Purchaser’s Knowledge, a written appraisal of the real property securing each such Purchaser Mortgage Loan has been prepared by a duly-licensed appraiser and satisfies all requirements for any applicable Department of Veterans Affairs guaranty, FHA insurance or private mortgage insurance and all requirements imposed by the Purchaser Mortgage Investor which issued the Take-Out Letter covering such Purchaser Mortgage Loan.  To Purchaser’s Knowledge, Purchaser Mortgage Loans that are secured by premises requiring flood insurance due to their location in a special flood hazard as designated by the Secretary of HUD, are and continue to be covered by special flood insurance under the National Flood Insurance Program.

(j)             Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, no Purchaser Entity is now, nor has it been since January 1, 2012, subject to any fine, sanction, settlement or other administrative agreement with respect to Purchaser Mortgage Loans.

(k)            Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, since January 1, 2012, no Purchaser Entity has foreclosed upon, or taken a deed or title to, any real estate (other than single-family residential properties) without complying in all material respects with all applicable FDIC environmental due diligence standards (including FDIC Bulletin FIL-14-93, and update FIL-98-2006) or foreclosed upon, or taken a deed or title to, any such real estate if the environmental assessment indicates the liabilities under Environmental Laws are likely in excess of the asset’s value.

4.24         Insurance.

Except as would not reasonably be expected, either individually or in the aggregate, to have a Purchaser Material Adverse Effect: (a) each Purchaser Entity is insured with reputable insurers against such risks and in such amounts as the management of such Purchaser Entity reasonably has determined to be prudent and consistent with industry practice; (b) each Purchaser Entity is in compliance in all material respects with its insurance policies and is not in default under any of the terms thereof; (c) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of a Purchaser Entity or potential liabilities of the lessor of any properties which are leased by a Purchaser Entity, such Purchaser Entity is the sole beneficiary of such policies; and (d) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

4.25         Community Reinvestment Act Compliance.

Each Purchaser Entity that is an insured depositary institution is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of “satisfactory” in its most recently completed exam, and Purchaser has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which would reasonably be expected to result in such Purchaser Entity having its current rating lowered.

4.26         Investment Securities.

Each Purchaser Entity has good and valid title to all securities held by it in a principal capacity (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of any Purchaser Entity and except for such defects in title or Liens that would not be material to the Purchaser Entities as a whole, and such securities are valued on the books of such Purchaser Entity in accordance with GAAP except as would not reasonably be expected to have a Purchaser Material Adverse Effect.

4.27         Books and Records.

The corporate record books of each Purchaser Entity are complete and accurate in all material respects and reflect all meetings, consents and other actions of the boards of directors and shareholders of such Purchaser Entity.

4.28         Indemnification.

To Purchaser’s Knowledge, no present or former director, officer, employee or agent of any of the Purchaser Entities has any claim for indemnification from any of the Purchaser Entities.  No action or failure to take action by any present or former director, officer, employee or agent of any of the Purchaser Entities or other event has occurred, or has been alleged to have occurred, which occurrence or allegation would give rise to any claim by any present or former director, officer, employee or agent of any Purchaser Entities for indemnification from any of the Purchaser Entities. No Other Representations or Warranties.

4.29         No Other Representations or Warranties

Except for the representations and warranties made by Purchaser in this Article 4, neither Purchaser nor any other Person makes any express or implied representation or warranty with respect to any Purchaser Entity or its respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Purchaser hereby disclaims any such other representations or warranties.  In particular, without limiting the foregoing disclaimer, neither Purchaser nor any other Person makes or has made any representation or warranty to Seller or any of its affiliates or representatives, except for the representations and warranties made by Purchaser in this Article 4, with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to any Purchaser Entity or its respective businesses or (ii) any oral or written information presented to Seller or any of its affiliates or representatives in the course of their due diligence investigation of Purchaser, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

ARTICLE 5
CONDUCT OF BUSINESS PENDING CONSUMMATION

5.1           Affirmative Covenants of Seller.

Except as expressly contemplated or permitted by this Agreement or as required by applicable law or a Governmental Authority, or with the prior written consent of Purchaser, during the period from the date of this Agreement to the Effective Time, Seller shall, and shall cause each of its subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice, (b) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, and (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Purchaser or Seller or any of their respective subsidiaries to obtain any necessary Regulatory Approvals or to consummate the transactions contemplated hereby.

5.2           Negative Covenants of Seller.

Without limiting the foregoing Section 5.1, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, except as expressly contemplated or permitted by this Agreement or as required by applicable law or a Governmental Authority, Seller shall not, and shall not permit any of its subsidiaries, without the prior written consent of Purchaser (which shall not be unreasonably withheld, conditioned or delayed with respect to subsections (c), (e), (f), (i), (k), (l), (m), (n), (o), (p), (r) and (u)), to:

(a)            change the number of authorized or issued shares of its capital stock, issue any shares of Seller Stock, including any shares that are held as treasury stock as of the date of this Agreement, or issue or grant any right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, make any grant or award under the Seller Option Plan, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock, except that Seller may issue shares of Seller Common Stock upon the valid exercise of presently outstanding Seller Options issued under the Seller Option Plan;

(b)           issue any other capital securities, including trust preferred or other similar securities, voting debt, or other securities, debentures or subordinated notes;

(c)            (i) enter into, modify, amend, renew or terminate any employment, consulting, severance, change in control, or similar agreement or arrangement with any director, officer or employee of any Seller Entity, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments) other than (A) at will agreements, (B) normal individual increases in salary to non-officer employees, in each case in the ordinary course of business consistent with past practice, and (C) severance in accordance with past practice; or (ii) hire any new officers; or (iii) promote any employee to a rank of vice president or a more senior position;

(d)           enter into, establish, adopt, modify, amend, renew, or terminate any Seller Benefit Plan, or take any action to accelerate the vesting of benefits payable thereunder, except as required by law or pursuant to the terms of the Seller Benefit Plan in effect as of the date hereof;

(e)           sell, transfer, mortgage or encumber any of its assets or properties except in the ordinary course of business consistent with past practice, and in the case of a sale or transfer, at fair value, or sell or transfer any portion of its deposit liabilities;

(f)           enter into, modify, amend or renew any data processing contract, service provider agreement, or any lease, license or maintenance agreement relating to real or personal property or Intellectual Property, other than the periodic renewal of an agreement that is necessary to operate its business in the ordinary course consistent with past practice, or permit to lapse its rights in any material Intellectual Property;

(g)           acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts contracted prior to the date hereof in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of, the assets, business or properties of any Person;

(h)           sell or acquire any loans (excluding originations) or loan participations, except in the ordinary course of business consistent with past practice (but in the case of a sale, after giving Purchaser and HeritageBank a first right of refusal to acquire such loan or participation at the same price and on the same terms as proposed by such Seller Entity), or sell or acquire any servicing rights;

(i)            amend its articles of incorporation, charter or bylaws, except as required by law, or appoint a new director to its Board of Directors;

(j)             implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or any Governmental Authority;

(k)           except to the extent permitted by Section 5.2(f), enter into or terminate any Seller Material Contract or amend or modify in any material respect or renew any existing Seller Material Contract;

(l)            except in the ordinary course of business consistent with past practice and involving an amount not in excess of $25,000 (exclusive of any amounts paid directly or reimbursed to Seller under any insurance policy maintained by Seller), settle any claim, action or proceeding against it. Notwithstanding the foregoing, no settlement shall be made if it involves a precedent for other similar claims, which in the aggregate, could reasonably be expected to be material to Seller;

(m)          in the case of Alarion Bank (i) voluntarily make any material changes in or to its deposit mix; (ii) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with past practice and competitive factors in the marketplace; (iii) incur any liability or obligation relating to retail banking and branch merchandising, marketing and advertising activities and initiatives except in the ordinary course of business consistent with past practice; (iv) open any new branch or deposit taking facility; or (v) close or relocate any existing branch or other facility.

(n)           (i) purchase any equity securities or purchase any debt securities, other than (A) U.S. Treasury securities or United States Government agency securities, (B) securities with maturities of one year or less, or (C) otherwise in the ordinary course of business consistent with its current investment policy; (ii) enter into or acquire any derivatives contract or structured note; or (iii) enter into any new, or modify, amend or extend the terms of any existing, contracts relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities or any interest rate swap agreements or other agreements relating to the hedging of interest rate risk;

(o)           purchase any fixed assets (by installment purchase, capital lease, synthetic lease or otherwise) where the amount paid or committed thereof is in excess of $25,000 individually or $100,000 in the aggregate, except for emergency repairs or replacements in the ordinary course of business consistent with past practice;

(p)

(i)           make any material changes in its policies concerning loan underwriting or which classes of Persons may approve loans or fail to comply with such policies as previously provided;

(ii)           make any loans or extensions of credit except in the ordinary course of business consistent with past practice, provided (a) any unsecured extension of credit, individually or in the aggregate with other unsecured extensions of credit to the same relationship, in excess of $100,000; or (b) any secured loan or extension of credit, individually or in the aggregate with other secured loans or extensions of credit to the same relationship, in excess of $750,000, shall require the prior written consent of Purchaser, which approval or rejection shall be given in writing three (3) business days after the loan package is delivered to Purchaser; or

(iii)           renew or renegotiate any loans or credits that are on any watch list and/or are classified or special mentioned or take any similar actions with respect to collateral held with respect to debts previously contracted or other real estate owned, except pursuant to safe and sound banking practices and with prior disclosure to HeritageBank; provided, however, that Alarion Bank may, without the prior notice to or written consent of HeritageBank, renew or extend existing credits on substantially similar terms and conditions as present at the time such credit was made or last extended, renewed or modified, for a period not to exceed the duration of the most recent term of such credit and at rates not less than market rates for comparable credits and transactions and without any release of any collateral or advancement of additional funds;

(q)           take any action or knowingly fail to take any action that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(r)            except as required by applicable law or regulation, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

(s)            incur any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice with a term not in excess of one year, or incur, assume or become subject to, whether directly or by way of any guarantee or otherwise, any obligations or liabilities (absolute, accrued, contingent or otherwise) of any other Person, other than the issuance of letters of credit in the ordinary course of business and in accordance with the restrictions set forth in Section 5.2(p);

(t)            develop, market or implement any new line of business;

(u)            make, change or revoke any material tax election (other than in a manner consistent with prior elections), file any materially amended Tax Return, enter into any Tax closing agreement, or settle or agree to compromise any material liability with respect to disputed Taxes;

(v)            take any action that is likely to materially impair Seller’s ability to perform any of its obligations under this Agreement or Alarion Bank’s ability to perform any of its obligations under the Bank Merger Agreement; or

(w)           agree or commit to do any of the foregoing.

5.3           Affirmative Covenants of Purchaser.

Except as expressly contemplated or permitted by this Agreement or as required by applicable law or a Governmental Authority, or with the prior written consent of Seller, during the period from the date of this Agreement to the Effective Time, Purchaser shall, and shall cause each Purchaser Entity to, (a) use commercially reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, and (b) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Seller or Purchaser or any of their respective subsidiaries to obtain any necessary Regulatory Approvals or to consummate the transactions contemplated hereby.

5.4           Negative Covenants of Purchaser.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, except as expressly contemplated or permitted by this Agreement or as required by applicable law or a Governmental Authority, Purchaser shall not, and shall not permit any Purchaser Entity, without the prior written consent of Seller (which shall not be unreasonably withheld, conditioned or delayed) to:

(a)            amend its articles of incorporation, bylaws or similar governing documents in a manner that would adversely affect Seller or the holders of Seller Stock;

(b)           make, declare, pay or set aside for payment any dividend on or with respect to the Purchaser Common Stock or make any other distribution to Purchaser’s shareholders except for the payment of regular quarterly dividends in the ordinary course of business consistent with past practice;

(c)            take any action that is likely to materially delay the Effective Time of this Agreement or otherwise materially impair Purchaser’s ability to perform any of its obligations under this Agreement or HeritageBank’s ability to perform any of its obligations under the Bank Merger Agreement;

(d)           enter into any agreement providing for a merger, consolidation or other business combination of Purchaser as to which the holders of the capital stock of Purchaser before the transaction will, after the transaction, hold shares of capital stock of Purchaser (or other surviving company) representing less than 40% of the value or ordinary voting power of the capital stock of the Purchaser (or other surviving company), unless such agreement:  (i) requires explicit assumption of the Agreement by such surviving company; and (ii) preserves the economic benefit to holders of Seller Common Stock provided in this Agreement;

(e)            take any action or knowingly fail to take any action that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(f)             agree or commit to do any of the foregoing.

5.5           Adverse Changes in Condition.

Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable, or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

5.6           Reports.

Each Party and its subsidiaries shall file all reports required to be filed by it with Regulatory Agencies between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed.  If financial statements are contained in any such reports filed with any Regulatory Agency, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders’ equity, and cash flows for the periods then ended in accordance with GAAP and applicable regulatory requirements or guidelines (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material).

ARTICLE 6
ADDITIONAL AGREEMENTS

6.1           Regulatory Matters.

(a)           As promptly as practicable following the date of this Agreement, Purchaser, with the input, assistance and cooperation of Seller, shall promptly prepare and file with the SEC the Form S-4, in which the proxy statement will be included.  Purchaser shall not file the Form S-4 without the approval of Seller, which approval shall not be unreasonably withheld, conditioned or delayed.  Each of Purchaser and Seller shall use its commercially reasonable best efforts to respond as promptly as practicable to any written or oral comments from the SEC or its staff with respect to the Form S-4 or any related matters. Each of Seller and Purchaser shall use its commercially reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to maintain such effectiveness for as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement.  Upon the Form S-4 being declared effective, Seller shall thereafter mail or deliver the proxy statement to its shareholders.  Purchaser shall also use its commercially reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Seller shall furnish all information concerning Seller and the holders of Seller Common Stock as may be reasonably requested in connection with any such action.  If at any time prior to the Effective Time any event occurs or information relating to Seller or Purchaser, or any of their respective affiliates, directors or officers, should be discovered by Seller or Purchaser that should be set forth in an amendment or supplement to the Form S-4, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable law, disseminated to Seller’s shareholders.

(b)           In addition to their obligations pursuant to Section 6.1(a), Seller and Purchaser shall make all necessary filings with respect to the Merger and the other transactions contemplated by this Agreement under the Securities Act, the Exchange Act and applicable foreign or state securities or “Blue Sky” laws and regulations promulgated thereunder and provide each other with copies of any such filings. Purchaser and Seller shall advise the other Party, promptly after receipt of notice thereof, of (and provide copies of any notices or communications with respect to) the time of the effectiveness of the Form S-4, the filing of any supplement or amendment thereto, the issuance of any stop order relating thereto, the suspension of the qualification of Purchaser Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC or its staff for amendment to the Form S-4, comments thereon from the SEC’s staff and each Party’s responses thereto or request of the SEC or its staff for additional information.  No amendment or supplement to the Form S-4 shall be filed without the approval of each of Seller and Purchaser, which approval shall not be unreasonably withheld, conditioned or delayed.

(c)            Subject to the terms and conditions set forth in this Agreement, Purchaser and Seller shall, and shall cause their respective subsidiaries to, use commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including:  (i) the satisfaction of the conditions precedent to the obligations of Seller (in the case of Purchaser) or Purchaser (in the case of Seller) to the Merger; (ii) the obtaining of all necessary consents or waivers from third parties; (iii) the obtaining of all necessary actions or no-actions, waivers, consents, authorizations, permits, orders and approvals from, or any exemption by, any Governmental Entities and the taking of all commercially reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by any Governmental Authority; and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement.  The Parties shall cooperate with each other and use their respective commercially reasonable best efforts to promptly prepare and file, and cause their respective subsidiaries to prepare and file, all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities.  In furtherance (but not in limitation) of the foregoing, Purchaser shall, and shall cause HeritageBank to, use commercially reasonable efforts to promptly file any required applications, notices or other filings with the FRB, the FDIC and applicable state banking agencies.  Seller and Purchaser shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, any filing to be made with, or written materials to be submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement; provided, that Purchaser shall not be required to provide Seller with the confidential portions of any filing with a Governmental Authority. Neither Party shall file any such required applications, notices or other filings without the approval of the other Party, which approval shall not be unreasonably withheld, conditioned or delayed.  In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable.  The Parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement, and each Party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement.  The Parties shall promptly deliver to each other copies of all filings, orders and material correspondence to and from all Governmental Entities in connection with the transactions contemplated by this Agreement.

(d)           Each of Purchaser and Seller shall, upon request, furnish to the other all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the proxy statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Purchaser, Seller or any of their respective subsidiaries to any Governmental Authority in connection with the Merger, the Bank Merger or any other transactions contemplated by this Agreement.

(e)           Each of Purchaser and Seller shall promptly advise the other upon receiving any communication from any Governmental Authority, the consent or approval of which is required for consummation of the transactions contemplated by this Agreement, and promptly provide to the other a copy of such communication; provided, that in no event shall Purchaser be obligated pursuant to this provision to share, provide, or otherwise disclose to Seller any confidential information regarding any Purchaser Entity.

(f)            Notwithstanding the obligations of Purchaser in this Section 6.1 or anything in this Agreement to the contrary, in no event shall Purchaser be required to accept any condition or requirement in connection with obtaining any consents, waivers or approvals, excluding standard conditions that are normally imposed by the regulatory authorities in bank merger transactions, that would, in the good faith reasonable judgment of the Board of Directors of Purchaser, materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of Seller and Purchaser or otherwise materially impair the value of Seller to Purchaser.

6.2           Access to Information; Current Information; Attendance at Meetings.

(a)           Upon reasonable notice and subject to applicable laws relating to the confidentiality of information, Seller shall, and shall cause each Seller Entity to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the Purchaser, reasonable access, during normal business hours, and without undue disruption to any Seller Entity’s business, during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, Seller shall, and shall cause each Seller Entity to, make available to the Purchaser all other information concerning its business, properties and personnel as the other Party may reasonably request.  No Seller Entity shall be required to provide access to or to disclose information:  (i) where such access or disclosure would jeopardize the attorney-client privilege of any Seller Entity or contravene any binding agreement entered into prior to the date of this Agreement or any law, rule, regulation, order, judgment, decree or fiduciary duty; or (ii) relating to Seller’s or its directors’, officers’, employees’, accountants’, counsel’s, advisors’ (including investment bankers), agents’ or other representatives’ consideration of, or deliberations regarding, the transactions contemplated by this Agreement.  Seller shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of clause (i) of the immediately preceding sentence apply.

(b)           Seller shall permit, and shall cause each Seller Entity to permit, Purchaser or an environmental consulting firm selected by Purchaser, at the sole expense of Purchaser, upon reasonable notice, at reasonable times and in a manner not to cause undue disruption to any of Seller’ Entity’s business, to conduct such phase I or phase II environmental audits, studies and tests on real property currently owned, leased or operated by any Seller Entity.

(c)           Subject to applicable law and regulations, during the period from the date hereof to the Effective Time, Seller shall, upon the request of Purchaser, cause one or more of its designated officers to confer not less frequently than monthly with officers of Purchaser regarding the financial condition, operations and business of any Seller Entity and matters relating to the completion of the transactions contemplated by this Agreement.  As soon as reasonably available, but in no event more than five (5) business days after filing, Seller will deliver to Purchaser all non-confidential reports filed by any Seller Entity with any Governmental Authority subsequent to the date hereof, including all financial and call reports filed with the FRB and the FDIC.  Seller will also deliver to Purchaser as soon as practicable all quarterly and annual financial statements of any Seller Entity prepared with respect to periods ending subsequent to December 31, 2013.  As soon as practicable after the end of each month, Seller will deliver to Purchaser in electronic form: (i) the monthly deposit and loan trial balances of Alarion Bank; (ii) the monthly analysis of Alarion Bank’s investment portfolio; (iii) the monthly consolidated balance sheet and income statement of the Seller Entities; and (iv) an update of all of the information set forth in Section 3.21(e).

(d)           One director or officer of Purchaser or HeritageBank (but not to exceed one in total) designated by the Board of Directors of Purchaser shall be invited and entitled to attend all meetings of the Boards of Directors of Seller and Alarion Bank (and loan and executive committee meetings); provided, however, that such individual:  (i) will attend such meetings in an observational capacity only and shall not participate in any deliberations or decisions of such boards or committees; and (ii) shall be excluded from any portions of such meetings involving (A) discussion relating to the transactions contemplated by this Agreement or an Acquisition Proposal, (B) matters for which the inclusion of such individuals would or could reasonably be expected to violate applicable law, regulation or orders, decrees or determinations of a Governmental Authority, (C) discussion of matters that would result in a waiver of the attorney-client privilege or (D) discussion that the Board of Directors of Seller or Alarion Bank reasonably believes would conflict with its fiduciary or regulatory requirements under applicable law (together, “Seller Board Confidential Matters”).  Board packages and notices shall be submitted by Seller and Alarion Bank to the Chief Executive Officer of Purchaser for distribution to Purchaser’s designated attendee simultaneously with their submission to board members, and information relating to Seller Board Confidential Matters may be excluded therefrom.

(e)           Two directors or officers of a Party (but not to exceed two in total) and one attorney representing such Party, each designated by such Party’s Board of Directors, shall be invited and entitled to attend any meeting between representatives of the other Party, on the one hand, and, on the other hand, representatives of any Regulatory Agency to which either Party must obtain a Regulatory Approval, at which meeting an application, notice or other filing for such a Regulatory Approval will be a matter of discussion; provided, however, that such individuals shall be excluded from any portions of such meetings involving:  (i) matters for which the inclusion of such individuals would or could reasonably be expected to violate applicable law, regulation or orders, decrees or determinations of a Governmental Authority; (ii) discussion of matters that would result in a waiver of the attorney-client privilege; or (iii) discussion of matters that the Board of Directors of the Party meeting with the Regulatory Agency reasonably believes would conflict with its fiduciary or regulatory requirements under applicable law.

(f)           All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement.

(g)           No investigation by a Party or its representatives shall affect the representations and warranties of the other Party set forth in this Agreement.

6.3           Shareholder Meeting.

Seller shall, and shall cause its Board of Directors to, (i) take all action in accordance with the federal securities laws, the Florida Corporate Code and the Seller Articles and the Seller Bylaws necessary to (A) call and give notice of a special meeting of Seller’s shareholders (the “Seller Shareholder Meeting”) for the purpose of seeking the Seller Shareholder Approval within four (4) Business Days following the date the Form S-4 is declared effective under the Securities Act (the “Seller Shareholder Meeting Notice Date”) and (B) schedule the Seller Shareholder Meeting to take place on a date that is within forty-five (45) days after the Seller Shareholder Meeting Notice Date; (ii) use its commercially reasonable best efforts to (x) cause the Seller Shareholder Meeting to be convened and held on the scheduled date and (y) obtain the Seller Shareholder Approval; and (iii) subject to Section 6.5, include in the proxy statement the recommendation that the shareholders of Seller approve this Agreement (the “Seller Board Recommendation”).

6.4           NASDAQ Listing.

Purchaser shall cause the shares of Purchaser Common Stock to be issued to the holders of Seller Stock in the Merger to be authorized for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.

6.5           No Solicitation.

(a)           Seller agrees that, except as expressly permitted by Section 6.5(b), from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 8.1, it will not, and will cause each Seller Entity and each Seller Entity’s officers, directors, and employees (the “Seller Individuals”) not to, and will use its commercially reasonable best efforts to cause each Seller Entity’s agents, advisors, accountants, legal counsel, and financial advisors (the “Seller Representatives”) not to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any discussions or negotiations concerning, or provide any confidential or nonpublic information or data concerning each Seller Entity’s business, properties or assets (“Seller Confidential Information”) to, or have any discussions with, any Person relating to, any Acquisition Proposal. Seller will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than Purchaser with respect to any Acquisition Proposal and will use its commercially reasonable best efforts, subject to applicable law, to enforce any confidentiality, “stand-still” or similar agreement relating to such an Acquisition Proposal. It is understood that any breach of the provisions of this Section 6.5 by any Seller Representative shall constitute a breach by Seller.

(b)           Notwithstanding anything to the contrary in Section 6.5(a), at any time from the date of this Agreement and prior to obtaining the Seller Shareholder Approval, in the event Seller receives an unsolicited Acquisition Proposal and the Board of Directors of Seller determines in good faith (following consultation with counsel and outside financial advisors) that there is a reasonable likelihood that such Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Proposal, Seller may, and may permit the Seller Entities and the Seller Individuals and the Seller Representatives to:  (i) negotiate the terms of, and enter into, a confidentiality agreement with terms and conditions no less favorable to Seller than the Confidentiality Agreement; (ii) furnish or cause to be furnished Seller Confidential Information to the Person or Persons making such Acquisition Proposal pursuant to such confidentiality agreement; provided, that any non-public information provided to such third party shall have been previously provided to Purchaser or shall be provided to Purchaser prior to or substantially concurrently with the time it is provided to such third party; and (iii) negotiate and participate in such negotiations or discussions with the Person or Persons making such Acquisition Proposal concerning such Acquisition Proposal, if the Board of Directors of Seller determines in good faith (following consultation with counsel and outside financial advisor) that failure to take such actions would or would be reasonably likely to result in a violation of its fiduciary duties under applicable law.

(c)           The Board of Directors of Seller shall not (nor shall any committee thereof) qualify, withdraw or modify, in a manner adverse to Purchaser, the Seller Board Recommendation or make or cause to be made any third party or public communication proposing or announcing an intention to withdraw or modify in any manner adverse to Purchaser the Seller Board Recommendation (any such action, a “Change in Recommendation”).  Notwithstanding the foregoing, the Board of Directors of Seller (including any committee thereof) may, at any time prior to obtaining the Seller Shareholder Approval, effect a Change in Recommendation in response to a bona fide written unsolicited Acquisition Proposal made after the date of this Agreement that the Board of Directors of Seller determines in good faith (after consultation with counsel and outside financial advisor and taking into account all adjustments to the terms of this Agreement that may be offered by Purchaser under this Section 6.5(c)) constitutes a Superior Proposal if, in the case of any such Change in Recommendation, the Board of Directors of Seller shall have determined in good faith (after consultation with counsel and outside financial advisor and taking into account all adjustments to the terms of this Agreement that may be offered by Purchaser under this Section 6.5(c)) that, in light of such Superior Proposal, the failure to take such action constitutes or is reasonably likely to constitute a violation of its fiduciary duties under applicable law; provided, however, that the Board of Directors of Seller may not make a Change in Recommendation, or terminate this Agreement pursuant to Section 8.1(f), with respect to an Acquisition Proposal unless (i) Seller shall not have breached this Section 6.5 in any material respect; and (ii) (A) the Board of Directors of Seller determines in good faith (after consultation with counsel and outside financial advisor) that such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by Purchaser under this Section 6.5(c); (B) Seller has given Purchaser at least five (5) days’ prior written notice of its intention to take such action set forth above (which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the Person making such Superior Proposal)) and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the Person making such Superior Proposal; and (C) before effecting such Change in Recommendation, Seller has negotiated, and has caused its representatives to negotiate, in good faith with Purchaser during such notice period to the extent Purchaser wishes to negotiate, to enable Purchaser to revise the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal.  In the event of any material change to the terms of such Superior Proposal, Seller shall, in each case, be required to deliver to Purchaser a new written notice, the notice period shall have recommenced and Seller shall be required to comply with its obligations under this Section 6.5 with respect to such new written notice.

(d)           Seller will advise Purchaser in writing within twenty-four (24) hours following receipt of any Acquisition Proposal and the substance thereof (including the identity of the Person making such Acquisition Proposal), and will keep Purchaser apprised of any related developments, discussions and negotiations (including the terms and conditions of the Acquisition Proposal) on a similarly current basis.

(e)           As used in this Agreement, the following terms have the meanings set forth below:

“Acquisition Proposal” means a tender or exchange offer, proposal for a merger, consolidation or other business combination involving Seller or Alarion Bank or any proposal or offer to acquire in any manner in a single transaction or series of transactions more than twenty percent (20%) of the voting power in, or more than twenty percent (20%) of the fair market value of the business, assets or deposits of, Seller or Alarion Bank, other than the transactions contemplated by this Agreement.

“Superior Proposal” means a bona fide, written Acquisition Proposal that the Board of Directors of Seller concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby, after taking into account any payments due upon termination and any adjustments to the terms and conditions proposed by Purchaser in response to such Acquisition Proposal, (i) after receiving the advice of its outside financial advisors (who shall be a nationally recognized investment banking firm); (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein; and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law; provided, however, that for purposes of the definition of “Superior Proposal,” the references to twenty percent (20%) in the definition of Acquisition Proposal shall be deemed to be references to fifty percent (50%).

6.6           Agreement as to Efforts to Consummate.

Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 7; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement.

6.7           Press Releases.

Prior to the Effective Time, Seller and Purchaser shall obtain the other party’s written consent prior to releasing any press release or other public announcement related to this Agreement or any other negotiation or transaction contemplated hereby; provided, that nothing in this Section 6.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary in order to satisfy such Party’s disclosure obligations imposed by Law.

6.8           State Takeover Laws.

Each Seller Entity shall take all necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable Takeover Law.

6.9           Employee Benefits and Contracts; Directors.

(a)           Following the Effective Time, Purchaser shall provide generally to officers and employees of the Seller Entities employee benefits under employee benefit and welfare plans (other than stock option or other plans involving the potential issuance of Purchaser Common Stock), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the Purchaser Entities to their similarly situated officers and employees.  For purposes of participation, vesting and (except in the case of Purchaser’s retirement plans) benefit accrual under Purchaser’s Employee Benefit Plans, the service of the employees of the Seller Entities prior to the Effective Time shall be treated as service with a Purchaser Entity participating in such Employee Benefit Plans, provided however, that no duplication of benefits shall occur.  Subject to Section 6.9(b), Purchaser also shall cause Alarion Bank to honor in accordance with their terms all employment, severance, consulting and other compensation Contracts disclosed in Section 6.9 of the Seller Disclosure Memorandum to Purchaser between any Seller Entity and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the Seller Benefit Plans.

(b)           Nothing in this Agreement (i) shall require Purchaser or any Purchaser Entity to continue to employ or make an offer of employment to any particular employee of Seller or any Seller Entity following the Effective Time, or (ii) subject to Section 6.9(a), shall be construed to prohibit any Purchaser Entity from amending or terminating any Seller Benefit Plan.  No provision of this Agreement shall operate as an amendment to any benefit plan maintained by any Purchaser Entity or Seller Entity.

(c)           Any Non-Offer Employee who was not an officer of a Seller Entity as of the date of this Agreement shall be paid by Purchaser, immediately following such Person’s separation from employment by Seller or Purchaser, as applicable, as severance, an amount equal to two (2) times the product of (i) such Person’s weekly base salary times (ii) the number of whole years of service such Person has been employed by any Seller Entity; provided, that each Non-Offer Employee shall receive a severance payment in an amount not less than four (4) times such Person’s weekly base salary.  Any Non-Offer Employee who was an officer of a Seller Entity as of the date of this Agreement, except for Carrie Cribb, Dwight Hart and Matthew Ivers, shall be paid by Purchaser, immediately following such Person’s separation from employment by Seller or Purchaser, as applicable, as severance, an amount equal to three (3) times the product of (i) such Person’s weekly base salary times (ii) the number of whole years of service such Person has been employed by any Seller Entity; provided, that each Non-Offer Employee shall receive a severance payment in an amount not less than four (4) times such Person’s weekly base salary. Purchaser shall be entitled to withhold any applicable Taxes from payments made pursuant to this Section 6.9(c).  Such payments shall be made through a Seller Entity’s or a Purchaser Entity’s payroll, unless alternative arrangements are specified by a holder that is no longer able to receive such payment through Seller’s or applicable Seller Entity’s payroll system, to the extent permitted thereby.

(d)           Seller shall use commercially reasonable best efforts to cause, concurrently with the execution and delivery of this Agreement and effective upon Closing, Dwight Hart and Matthew Ivers to execute and deliver to Purchaser agreements in the form and substance set forth in Exhibit D and Exhibit E, respectively, which shall include non-competition, non-recruitment, non-solicitation, and confidentiality provisions.

(e)           Seller shall use commercially reasonable best efforts to cause, concurrently with the execution and delivery of this Agreement and effective upon Closing, Carrie Cribb to execute and deliver to Purchaser agreements in the form and substance set forth in Exhibit F, which shall include non-competition, non-recruitment, non-solicitation, and confidentiality provisions.

(f)           Seller shall use commercially reasonable best efforts to cause, concurrently with the execution and delivery of this Agreement and effective upon Closing, each non-officer director of Seller to execute and deliver to Purchaser agreements in the form and substance set forth in Exhibit B, which shall include non-competition, non-recruitment, non-solicitation, and confidentiality provisions (the “Director Letter Agreements”).

(g)           Seller shall use commercially reasonable best efforts to cause, concurrently with the execution and delivery of this Agreement and effective upon Closing, each executive officer and director of Seller to execute and deliver to Purchaser a Claims Letter substantially in the form attached hereto as Exhibit C (collectively, the “Claims Letters”).

(h)           Upon request from Purchaser, no later than five (5) days before the Closing Date and at Seller’s cost, Seller shall take all actions necessary (including providing notice to third-party insurers, service providers and participants) to terminate such Seller Benefit Plan as requested by Purchaser, with such termination to be effective no later than the day preceding the Closing Date.  No later than the date immediately prior to the Closing Date, Seller shall provide Purchaser with evidence that the Board of Directors of Seller has terminated each Seller Benefit Plan, as requested by Purchaser, pursuant to resolutions of the Board of Directors of Seller with such terminations being effective as of no later than the day immediately preceding the Closing Date.  The form and substance of such resolutions shall be subject to the review and reasonable approval of Purchaser.

6.10        Indemnification; Directors’ and Officers’ Insurance.

(a)           For a period of six (6) years after the Effective Time, Purchaser shall indemnify, defend and hold harmless each of the present and former directors and officers of the Seller Entities (each, an “Indemnified Party”) against all Liabilities arising out of claims based upon the alleged actions or omissions of an Indemnified Party in his or her capacity as a  director, officer or employee of a Seller Entity occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under Florida statute and by the relevant Articles of Incorporation and Bylaws of the applicable Seller Entity as in effect on the date hereof.  In connection herewith, Purchaser shall make advancement for expenses actually and reasonably incurred in the defense of Litigation arising from such claims to the fullest extent permitted under Florida statute and by the relevant Articles of Incorporation and Bylaws of the applicable Seller Entity as in effect on the date hereof and subject to any terms and conditions contained therein.  Without limiting the foregoing, in any case in which approval by the Surviving Company is required to effectuate any indemnification, the Surviving Company shall direct, at the election of the Indemnified Party that the determination of any such approval shall be made by independent counsel mutually agreed upon between Purchaser and the Indemnified Party.

(b)           At or prior to the Effective Time, Purchaser shall (and Seller shall cooperate prior to the Effective Time in these efforts) purchase a non-rescindable additional reporting period for Seller’s existing directors’ and officers’ liability insurance policy that permits the reporting of claims for a period lasting at least six (6) years after the Effective Time (provided, that Purchaser may substitute therefore (i) policy or policies of at least the same aggregate coverage limits and containing terms and conditions which are substantially no less advantageous to the insureds thereunder or (ii) with the consent of Seller given prior to the Effective Time, any other policy) with respect to claims arising from facts or circumstances which occurred prior to the Effective Time and covering Persons who are currently covered by such insurance; provided, that Purchaser shall not be obligated to make aggregate premium payments for such additional reporting period, policy and/or policies, as the case may be, which exceed, for the portion of such premium reasonably allocable to the coverage provided to Seller’s directors and officers, 150% of the annual premium payments on Seller’s current policy in effect as of the date of this Agreement (the “Maximum Amount”).  If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Purchaser shall use its reasonable efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for an aggregate premium expense not exceeding the Maximum Amount.

(c)           Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.10, upon learning of any such Liability or Litigation, or of any claim, demand or allegation that may reasonably be expected to give rise to such Liability or Litigation, shall notify Purchaser thereof as soon as reasonably practicable. In the event of any such Litigation (whether arising before or after the Effective Time):  (i) Purchaser shall have the right to assume the defense thereof and Purchaser shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Purchaser elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between Purchaser and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Purchaser shall indemnify the Indemnified Parties with respect to the reasonable legal fees of such counsel in accordance with the provisions of paragraph (a) hereof; provided, however, that notwithstanding any other provision hereof Purchaser shall be obligated to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction; (ii) the Indemnified Parties will cooperate in the defense of any such Litigation; and (iii) Purchaser shall not be liable for any settlement effected without its prior written consent and which does not provide for a complete and irrevocable release of all Purchaser Entities and their respective directors, officers and controlling persons, employees, agents and Representatives; and provided further, that Purchaser shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d)           If Purchaser or any successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, commercially reasonable best efforts shall be made to provide that the successors and assigns of Purchaser shall assume the obligations set forth in this Section 6.10.

(e)           The provisions of this Section 6.10 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party, by the legal and personal representatives of such Indemnified Party on behalf of such Indemnified Party, and by the respective heirs of such Indemnified Party.

6.11           System Integration.

From and after the date hereof, Seller shall cause its directors, officers and employees to, and shall make all commercially reasonable best efforts (without undue disruption to its business) to cause Seller’s data processing consultants and software providers to, cooperate and assist Alarion Bank and HeritageBank in connection with an electronic and systematic conversion of all applicable data of Alarion Bank to the Purchaser system, including the training of Alarion Bank employees without undue disruption to Alarion Bank’s business, during normal business hours and at the expense of Purchaser (not to include Alarion Bank’s standard employee payroll).

ARTICLE 7
CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

7.1           Conditions to Obligations of Each Party.

The respective obligations of each Party to perform this Agreement and to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction or, to the extent permitted by law, waiver by each of Seller and Purchaser, on or prior to the Closing Date, of the following conditions:

(a)           Seller Stockholder Approval.  The Seller Stockholder Approval shall have been obtained.

(b)           Regulatory Approvals.  All Consents of, filings and registrations with, and notifications to, all Regulatory Agencies required for consummation of the Merger and the Bank Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired.

(c)           Nasdaq Listing.  The shares of Purchaser Common Stock to be issued in exchange for Seller Common Stock in the Merger shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

(d)           Form S-4.  The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e)           Legal Proceedings.  No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal the consummation of the transactions contemplated by this Agreement.

7.2           Conditions to Obligations of Purchaser.

The obligations of Purchaser to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction or, to the extent permitted by law, waiver by Purchaser, at or prior to the Closing Date, of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of Seller set forth in this Agreement shall be:  (i) true and correct in all material respects as of the date of this Agreement and (ii) true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date); provided, however, that (A) the representations and warranties in Sections 3.3(a) (Capitalization) regarding the number of outstanding shares of Seller Stock shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time, and (B) the representations and warranties in Sections 3.5 (Seller Information), 3.9 (Absence of Certain Changes) and 3.19 (Brokers and Finders) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time; and provided further, that for purposes of the foregoing proviso, except with regard to the representations and warranties in Sections 3.5 (Seller Information), 3.9 (Absence of Certain Changes) and 3.19 (Brokers and Finders), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects” or similar terms or phrases) in any such representation or warranty shall be disregarded.

(b)           Performance of Agreements and Covenants.  Each and all of the agreements and covenants of Seller to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)           Seller Stock Options.  All outstanding Seller Stock Options shall be terminated and no longer outstanding (by their own terms or otherwise) as of the Effective Time.

(d)            Dissenting Shares.  Dissenting Shares shall be less than ten percent (10%) of the issued and outstanding Seller Common Stock.

(e)            Approval to Redeem Preferred Stock.  Purchaser shall have received all necessary approvals from Regulatory Agencies to redeem all of the shares of Purchaser Preferred Stock.

(f)            Employee Agreements.  Each of Dwight Hart and Matthew Ivers shall have executed and delivered to Purchaser a severance agreement in a form and substance set forth in Exhibit D and Exhibit E, respectively, and Carrie Cribb shall have executed and delivered an employment agreement in the form and substance set forth in Exhibit F.

(g)           Director Letter Agreements.  Each member of the Board of Directors of Seller shall have executed and delivered to Purchaser a Director Letter Agreement.

(h)           Regulatory Approvals.  No Regulatory Approvals obtained from any Regulatory Agency which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the good faith reasonable judgment of the Board of Directors of Purchaser would so materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of Seller and Purchaser or otherwise materially impair the value of Seller to Purchaser.

(i)            Third Party Consents.  Seller shall have obtained, in a form reasonably satisfactory to Purchaser, all necessary Consents for the Seller Material Contracts listed on Section 3.20(c) of the Seller Disclosure Memorandum.

(j)            Claims Letters.  Each executive officer and member of the Board of Directors of Seller shall have executed and delivered to Purchaser a Claims Letter.

(k)            Seller Material Adverse Effect.  There shall not have been any Seller Material Adverse Effect with respect to the Seller Entities between the date hereof and the Closing Date.

(l)            Tax Opinion.  On the basis of facts, representations and assumptions which shall be consistent with the state of facts existing at the Closing Date, Purchaser shall have received an opinion of Bryan Cave LLP, reasonably acceptable in form and substance to Purchaser, dated as of the Closing Date, substantially to the effect that for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.  In rendering such tax opinion, such law firms will be entitled to receive and rely upon customary certificates and representations of Purchaser and Seller.

(m)           Exchange Agreement.  The Exchange Agreement between Purchaser and Jacobs Asset Management, LLC shall remain in full force and effect in accordance with its terms.

(n)           Closing Certificates.  Seller shall have delivered to Purchaser: (i) a certificate, dated as of the Effective Time and signed on its behalf by Seller’s chief executive officer and its chief financial officer, to the effect that the Seller-specific conditions set forth in Section 7.1 and 7.2 have been satisfied; and (ii) certified copies of resolutions duly adopted by Seller’s Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Purchaser and its counsel shall request.

7.3           Conditions to Obligations of Seller.

The obligations of Seller to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction or, to the extent permitted by law, waiver by Seller, at or prior to the Closing Date, of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of Purchaser set forth in this Agreement shall be:  (i) true and correct in all material respects as of the date of this Agreement; and (ii) true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date); provided, however, that the representations and warranties in Section 4.3 (Purchaser Information) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time; and provided further, that for purposes of the foregoing, except with regard to the representations and warranties in Section 4.3 (Purchaser Information), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects” or similar terms or phrases) in any such representation or warranty shall be disregarded.

(b)           Performance of Agreements and Covenants.  Each and all of the agreements and covenants of Purchaser to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)           Delivery of Common Stock Merger Consideration.  Purchaser shall have delivered the Exchange Fund to the Exchange Agent on or before the Closing Date.

(d)           Purchaser Material Adverse Effect.  There shall not have been any Purchaser Material Adverse Effect with respect to the Purchaser Entities between the date hereof and the Closing Date.

(e)           Closing Certificates.  Purchaser shall have delivered to Seller:  (i) a certificate, dated as of the Effective Time and signed on its behalf by Purchaser’s chief executive officer and its chief financial officer, to the effect that the Purchaser-specific conditions set forth in Sections 7.1 and 7.3 have been satisfied; and (ii) certified copies of resolutions duly adopted by Purchaser’s Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Seller and its counsel shall request.

ARTICLE 8
TERMINATION

8.1           Termination.

           This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding receipt of the Stockholder Approval (except as otherwise specified in this Section 10.1):

(a)           by mutual written consent of Purchaser and Seller;

(b)           by either Purchaser or Seller:

(i)           if the Merger shall not have been consummated on or before December 31, 2014 (the “Outside Date”) provided, that, neither Party shall have the right to terminate this Agreement pursuant to this Section 8.1(b)(i) if the failure of such party to perform or comply in all material respects with the covenants and agreements of such party set forth in this Agreement shall have been the cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date; or

(ii)           if any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order prohibiting any of the transactions contemplated by this Agreement and such Law or Order shall have become final and nonappealable or shall have imposed any restriction or condition  (including any requirement relating to the raising of additional capital or the disposition of Assets) that the Seller or the Purchaser, as appropriate, determines in its reasonable good faith judgment, may be likely to materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of Seller and Purchaser or otherwise materially impair the value of Seller to Purchaser; provided, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such Law, Order, restriction or condition in accordance with Section 6.1.

(c)           by Purchaser if Seller shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if occurring or continuing at the Effective Time:  (A) would result in the failure of any of the conditions set forth in Section 7.2(a) or (b) (a “Seller Terminating Breach”); and (B) cannot be or has not been cured or has not been waived by the earlier of (1) the Outside Date or (2) thirty (30) days after the giving of written notice to Seller of such breach or failure; provided, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if a Purchaser Terminating Breach shall have occurred and be continuing;

(d)           by Seller if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Section 7.3(a) or (b) (a “Purchaser Terminating Breach”) and (B) cannot be or has not been cured or has not been waived by the earlier of (1) the Outside Date or (2) thirty (30) days after the giving of written notice to Purchaser of such breach or failure; provided, that Seller shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if a Seller Terminating Breach shall have occurred and be continuing;

(e)           by Seller, prior to obtaining the Seller Stockholder Approval, to enter into a definitive agreement providing for a Superior Proposal in compliance with the requirements set forth in Section 6.5; or

(f)           by Purchaser, if Seller (i) effects a Change in Recommendation, in compliance with 6.5, or (ii) fails to comply in all material respects with its obligations under Section 6.5; or

(g)           by either Purchaser or Seller if the provisions of Section 8.1(f) are not applicable and the shareholders of Seller fail to provide the Seller Stockholder Approval at a duly held meeting of shareholders of at an adjournment or postponement thereof.

(h)           by Seller in the event that both:  (i) the Average Purchaser Stock Price is less than 80% of the Initial Purchaser Price; and (ii) the number obtained by dividing the Average Purchaser Stock Price by the Initial Purchaser Price, is less than 80% of the number obtained by dividing the Final Index Price by the Initial Index Price.  On the Determination Date, Purchaser shall provide Seller Purchaser’s calculation of the Average Purchaser Stock Price and the Final Index Price, and Seller shall have two (2) business days following its receipt of such calculations within which to give written notice of termination pursuant to this Section 8.1(x).  Any such calculation shall include a proportionate adjustment in the event that outstanding shares of Purchaser Common Stock shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date.

For purposes of this Agreement, the following terms have the meanings set forth below:

“Average Purchaser Stock Price” means the average of the closing sale prices of one share of Purchaser Common Stock on the Nasdaq, as reported by Bloomberg L.P., for the trading days included in the Determination Period, rounded to the nearest whole cent.

“Determination Date” means the fifth (5th) Business Day immediately preceding the Closing Date.

“Determination Period” means the period beginning on the day that is twenty (20) consecutive trading days prior to the Determination Date and ending on the Determination Date.

“Final Index Price” means the average closing price of the KBW Regional Banking Index (^KRX) as reported by Bloomberg L.P. for the trading days including in the Determination Period.

“Initial Index Price” means $76.61, which is the closing price of the KBW Regional Banking Index (^KRX) as reported by Bloomberg L.P. on the trading day immediately prior to the date of this Agreement.

“Initial Purchaser Price” means $19.09, which is the closing price of Purchaser Common Stock on the trading day immediately prior to the date of this Agreement.

(i)            The Party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g) or (h) of this Section 8.1 shall give written notice of such termination to the other Party in accordance with Section 9.7, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2           Effect of Termination.

In the event of the termination and abandonment of this Agreement pursuant to Section 8.1, this Agreement shall become void and have no effect, except that (i) the provisions of Sections 8.2, 8.3, 8.4, 9.2, 9.7, 9.8, 9.11, 9.12 and 9.13 shall survive any such termination and abandonment, and (ii) no such termination shall relieve the breaching Party from Liability resulting from any breach by that Party of this Agreement.

8.3           Fees and Expenses.

Except with respect to costs and expenses of printing and mailing the proxy statement, which shall be borne by Seller, and all filing and other fees in connection with any filing with the SEC relating to the Merger, which shall be borne by Purchaser, all fees and expenses incurred in connection with the Merger, the Bank Merger, this Agreement, and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, provided that nothing contained herein shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s willful and material breach of any provision of this Agreement.

8.4           Termination Fee.

(a)           In recognition of the efforts, expenses and other opportunities foregone by Purchaser while structuring and pursuing the Merger, if this Agreement is terminated pursuant to Section 8.1(e) or Section 8.1(f), then Seller shall pay Purchaser by wire transfer of same-day funds an amount equal to $1,250,000 (the “Seller Termination Fee”), payable, in the case of a termination under Section 8.1(e), simultaneously with such termination and as a condition thereof, and in the case of a termination under Section 8.1(f), within three (3) business days following such termination.

(b)           If this Agreement is terminated by either Party under Section 8.1(g), and prior thereto there has been publicly announced an Acquisition Proposal, then if within twelve (12) months of such termination Seller or Alarion Bank either (i) enters into a definitive agreement with respect to such Acquisition Proposal or (ii) consummates such Acquisition Proposal, Seller shall, within three (3) business days after the first to occur of the foregoing events, pay Purchaser the Seller Termination Fee by wire transfer of same-day funds.

(c)           Notwithstanding anything to the contrary in this Agreement, the payment of the Seller Termination Fee pursuant to this Section 8.4 shall fully discharge Seller from, and be the sole and exclusive monetary remedy of Purchaser with respect to, any and all losses that may be suffered by Purchaser based upon, resulting from or arising out of the circumstances giving rise to such termination of this Agreement. In no event shall Seller be required to pay the Seller Termination Fee on more than one occasion.

(d)           The parties agree that the agreements contained in this Section 8.4 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement.

ARTICLE 9
MISCELLANEOUS PROVISIONS

9.1           Definitions.

(a)           Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Affiliate” of a Person means:  (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any ten percent (10%) or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

“Assets” of a Person means all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of January 10, 2014, by and between Seller and Purchaser.

“Consent” means any consent, approval, authorization, clearance, exemption, waiver or similar affirmation by any Person pursuant to any Contract, Law, Order or Permit.

“Contract” means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, license, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

“Default” means (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

“Employee Benefit Plan” means each pension, retirement, profit-sharing, deferred compensation, stock option or other equity award, employee stock ownership, share purchase, severance pay, vacation, bonus, retention, change in control or other incentive plan, employment, retention, severance change in control or other agreement, medical, vision, dental or other health plan, any life insurance plan, flexible spending account, cafeteria plan, vacation, holiday, disability or any other employee benefit plan or fringe benefit plan, including any “employee benefit plan,” as that term is defined in Section 3(3) of ERISA and any other plan, fund, policy, program, practice, custom understanding or arrangement providing compensation or other benefits, whether or not such Employee Benefit Plan is or is intended to be (i) covered or qualified under the Code, ERISA or any other applicable Law, (ii) written or oral, (iii) funded or unfunded, (iv) actual or contingent or (v) arrived at through collective bargaining or otherwise.

“Environmental Laws” shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) and which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local Governmental Authorities with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including but not limited to:  (i) the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. (“CERCLA”),; (ii) the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. (“RCRA”),; (iii) the Emergency Planning and Community Right to Know Act (42 U.S.C. 11001 et seq.); (iv) the Clean Air Act (42 U.S.C. 7401 et seq.); (v) the Clean Water Act (33 U.S.C. §§1251 et seq.); (vi) the Toxic Substances Control Act (15 U.S.C. §§2601 et seq.); (v) any state, county, municipal or local statues, laws or ordinances similar or analogous to the federal statutes listed in parts (i) - (iv) of this subparagraph; (vii) any amendments to the statues, laws or ordinances listed in parts (i) - (vi) of this subparagraph, regardless of whether in existence on the date hereof, (viii) any rules, regulations, guidelines, directives, orders or the like adopted pursuant to or implementing the statutes, laws, ordinances and amendments listed in parts (i) - (vii) of this subparagraph; (ix) any other law, statute, ordinance, amendment, rule, regulation, guideline, directive, order or the like in effect now or in the future relating to environmental, health or safety matters; and (x) other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, which together with a Seller Entity would be treated as a single employer under Code Section 414 or would be deemed a single employer within the meaning of ERISA Section 4001(b).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act Documents” means all forms, proxy statements, registration statements, reports, schedules, and other documents, including all certifications and statements required by the Exchange Act or Section 906 of the Sarbanes-Oxley Act with respect to any report that is an Exchange Act Document, filed, or required to be filed, by a Party or any of its subsidiaries with any Regulatory Agency pursuant to the Exchange Act.

“Exhibits” means the Exhibits so marked, copies of which are attached to this Agreement.  Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto or thereto.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied during the periods involved.

“Governmental Authority” shall mean any federal, state, local, foreign, or other court, board, body, commission, agency, authority or instrumentality, arbitral authority, self-regulatory authority, mediator, tribunal, including Regulatory Agencies and Taxing Authorities.

“Hazardous Material” shall mean any chemical, substance, waste, material, pollutant, or contaminant defined as or deemed hazardous or toxic or otherwise regulated under any Environmental Law, including but not limited to RCRA hazardous wastes, CERCLA hazardous substances, and Georgia Hazardous Site Response Act, O.C.G.A. § 12-8-90 et seq.-regulated substances, pesticides and other agricultural chemicals, oil and petroleum products or byproducts and any constituents thereof, urea formaldehyde insulation, lead in paint or drinking water, mold, asbestos (including asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of Environmental Law), and polychlorinated biphenyls (PCBs); provided, notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Material” shall not mean or include any such Hazardous Material used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the ordinary course of any Seller Entity’s business in compliance with all applicable Environmental Laws.

“Intellectual Property” means copyrights, patents, trademarks, service marks, trade dress, service names, trade names, domain names, together with all goodwill associated therewith, registrations and applications therefore, technology rights and licenses, computer software (including any source or object codes therefore or documentation relating thereto), trade secrets, other confidential business information, franchises, know-how, inventions, and other intellectual property rights.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known or should reasonably have been known after due inquiry by the chairman, chief executive officer, president, chief financial officer, chief accounting officer, chief operating officer, chief credit officer, general counsel, any assistant or deputy general counsel, or any senior, executive of such Person.

“Law” means any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, statute, regulation or order applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted or enforced by any Regulatory Agency.

“Liability” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Litigation” means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or investigation, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding relating to or affecting a Party, its business, its Assets or Liabilities (including Contracts related to Assets or Liabilities), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Agencies.

“Material” or “material” for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

“Non-Offer Employee” means any Person who (i) is an employee of any Seller Entity as of the date of this Agreement, (ii) is not offered continued employment by Purchaser with (A) salary and benefits at least equal to those provided to such Person by the Seller Entities on the date of this Agreement and (B) no requirement to relocate such Person’s place of employment more than twenty (20) miles from such Person’s place of employment on the date of this Agreement and (iii) is an employee of any Seller Entity immediately prior to the Effective Time.  Any former employee of a Seller Entity who accepts employment with Purchaser but whose employment with Purchaser is terminated as a result of an elimination of such Peron’s position with Purchaser (and not as a result of actions or inactions by such Person that give rise to a termination of employment for cause) within six (6) months of the Closing Date shall also be considered a Non-Offer Employee.

“Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, directive, ruling, or writ of any Governmental Authority.

“Party” means Seller and Purchaser, and “Parties” means all such Persons.

“Permit” means any federal, state, local, and foreign Governmental Authority approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

“Person” means a natural person or any legal, commercial or Governmental Authority, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a representative capacity.

“Purchaser Common Stock” means the $0.01 par value common stock of Purchaser.

“Purchaser Disclosure Memorandum” means the written information entitled “Heritage Financial Group, Inc. Disclosure Memorandum” delivered prior to the date of this Agreement to Seller describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made.  Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

“Purchaser Entities” means, collectively, Purchaser and its subsidiaries.

“Purchaser Material Adverse Effect” means any occurrence, event, development, effect, change or condition that (i) is, or would reasonably be expected to be, individually or in the aggregate, material and adverse to the financial condition, results of operations or business of the Purchaser Entities taken as a whole, or (ii) does or would materially impair the ability of Purchaser to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement, provided, however, that any such occurrence, event, development, effect, change or condition that results from or arises out of any of the following shall not be considered when determining if a Purchaser Material Adverse Effect has occurred or would reasonably be expected to occur under prong (i): (A) changes in GAAP or interpretations thereof, (B) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable law, rules or regulations of general applicability to companies in any of the industries in which any Purchaser Entity operates, or the interpretation or enforcement thereof, (C) changes in global, national or regional political conditions or economic or market conditions generally (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets), (D) a decline in the trading price of Purchaser Common Stock or a failure, in and of itself, of the Purchaser to meet earnings projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period, but not, in either case, including any underlying causes thereof, (E) the execution and delivery of this Agreement, the public announcement of this Agreement, the Merger and related transactions contemplated hereby, the taking of any action required or expressly contemplated by this Agreement, including expenses incurred by Purchaser in consummating the transactions contemplated by this Agreement, or the identity of, or any facts or circumstances relating to, any Party or such Party’s subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of such Party or any of its subsidiaries with customers, providers, suppliers, partners, officers or employees (including any employee departures that result from the announcement or this Agreement or any of the transactions contemplated hereby), or (F) actions or omissions taken with the prior written consent of Seller or expressly required by this Agreement except, with respect to clauses (A), (B) and (C), to the extent that the effects of such change are materially disproportionately adverse to the financial condition, results of operations or business of the Purchaser Entities, taken as a whole, as compared to other companies in the industries in which the Purchaser Entities operate.

“Purchaser Series A” means the Purchaser Preferred Stock to be designated, prior to the Closing Date, $0.01 par value Fixed Rate Cumulative Perpetual Preferred Stock, Series A of Purchaser, stated liquidation amount $1,000 per share.

“Purchaser Series B” means the Purchaser Preferred Stock to be designated, prior to the Closing Date, $0.01 par value Fixed Rate Cumulative Perpetual Preferred Stock, Series B of Purchaser, stated liquidation amount $1,000 per share.

“Representative” means any investment banker, financial advisor, attorney, accountant, consultant, or other representative or agent of a Person.

“Seller Common Stock” means the $0.01 par value common stock of Seller.

“Seller Disclosure Memorandum” means the written information entitled “Alarion Bank Disclosure Memorandum” delivered prior to the date of this Agreement to Purchaser describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made.  Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

“Seller Entities” means, collectively, Seller and its subsidiaries.

“Seller Material Adverse Effect” means any occurrence, event, development, effect, change or condition that (i) is, or would reasonably be expected to be, individually or in the aggregate, material and adverse to the financial condition, results of operations or business of the Seller Entities taken as a whole, or (ii) does or would materially impair the ability of Seller to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement, provided, however, that any such occurrence, event, development, effect, change or condition that results from or arises out of any of the following shall not be considered when determining if a Seller Material Adverse Effect has occurred or would reasonably be expected to occur under prong (i): (A) changes in GAAP or interpretations thereof, (B) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable law, rules or regulations of general applicability to companies in any of the industries in which any Seller Entity operates, or the interpretation or enforcement thereof, (C) changes in global, national or regional political conditions or economic or market conditions generally (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets), (D) a decline in the trading price of Seller Common Stock or a failure, in and of itself, of the Seller to meet earnings projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period, but not, in either case, including any underlying causes thereof, (E) the execution and delivery of this Agreement, the public announcement of this Agreement, the Merger and related transactions contemplated hereby, the taking of any action required or expressly contemplated by this Agreement, including expenses incurred by Seller in consummating the transactions contemplated by this Agreement, or the identity of, or any facts or circumstances relating to, any Party or such Party’s subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of such Party or any of its subsidiaries with customers, providers, suppliers, partners, officers or employees (including any employee departures that result from the announcement or this Agreement or any of the transactions contemplated hereby), or (F) actions or omissions taken with the prior written consent of Purchaser or expressly required by this Agreement except, with respect to clauses (A), (B) and (C), to the extent that the effects of such change are materially disproportionately adverse to the financial condition, results of operations or business of the Seller Entities, taken as a whole, as compared to other companies in the industries in which the Seller Entities operate.

“Seller Series A Stock” means the $0.01 par value Fixed Rate Cumulative Perpetual Preferred Stock, Series A of Seller.

“Seller Series B Stock” means the $0.01 par value Fixed Rate Cumulative Perpetual Preferred Stock, Series B of Seller.

“Tax” or “Taxes” means all taxes, charges, fees, levies, imposts, duties, or assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other taxes, fees, assessments or charges of any kind whatsoever, imposed or required to be withheld by any Governmental Authority (domestic or foreign), including any interest, penalties, and additions imposed thereon or with respect thereto.

“Taxing Authority” means the Internal Revenue Service and any other Governmental Authority responsible for the administration of any Tax.

“Tax Return” means any report, return, information return, or other information required to be supplied to a Governmental Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its subsidiaries.

(b)           Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation,” and such terms shall not be limited by enumeration or example.

9.2           Brokers and Finders.

Except for BSP as to Seller and SunTrust Robinson Humphrey, Inc. as to Purchaser, each of Purchaser and Seller represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby.  In the event of a claim by any broker or finder based upon such broker’s representing or being retained by or allegedly representing or being retained by Seller or by Purchaser, each of Seller and Purchaser, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

9.3           Entire Agreement.

Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein, including the Confidentiality Agreement) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral.

9.4           Amendments.

To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of Seller Common Stock, there shall be made no amendment that reduces or modifies in any material respect the consideration to be received by holders of Seller Common Stock.

9.5           Waivers.

(a)           Prior to or at the Effective Time, Purchaser, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Seller, to waive or extend the time for the compliance or fulfillment by Seller of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Purchaser under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law.  No such waiver shall be effective unless in writing signed by a duly authorized officer of Purchaser.

(b)           Subject to Section 1.11, prior to or at the Effective Time, Seller, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Purchaser, to waive or extend the time for the compliance or fulfillment by Purchaser of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Seller under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law.  No such waiver shall be effective unless in writing signed by a duly authorized officer of Seller.

(c)           The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement.  No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

9.6           Assignment.

Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

9.7           Notices.

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by email, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

Seller:	Alarion Financial Services, Inc.
One Northeast First Avenue
Ocala, Florida 34470
Email Address: matt.ivers@alarionbank.com
Attention: Matthew Ivers

Copy to Counsel:	Adams and Reese LLP
2457 Care Drive
Tallahassee, Florida 32308
Email Address: george.igler@arlaw.com and richard.pearlman@arlaw.com
Attention: A. George Igler and Richard Pearlman

Purchaser:	Heritage Financial Group, Inc.
721 N. Westover Blvd.
Albany, Georgia 31707
Email Address: hfountain@eheritagebank.com
Attention: T. Heath Fountain

Copy to Counsel:	Bryan Cave LLP
1201 W. Peachtree Street NW, 14th Floor
Atlanta, Georgia 30309
Email Address: robert.klingler@bryancave.com
Attention: Robert D. Klingler

9.8           Governing Law; Venue.

Regardless of any conflict of law or choice of law principles that might otherwise apply, the Parties agree that this Agreement shall be governed by and construed in all respects in accordance with the laws of the State of Florida.  The Parties all expressly agree and acknowledge that the State of Florida has a reasonable relationship to the Parties and/or this Agreement.  Each Party agrees that any action to enforce this Agreement, as well as any action relating to or arising out of this Agreement, shall be filed only in the state courts of Duval County, Florida.  Each Party hereto hereby irrevocably waives, to the fullest extent permitted by Law, (a) any objection that it may now or hereafter have to laying venue of any suit, action or proceeding brought in such court, (b) any claim that any suit, action or proceeding brought in such court has been brought in an inconvenient forum, and (c) any defense that it may now or hereafter have based on lack of personal jurisdiction in such forum.

9.9           Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

9.10         Captions; Articles and Sections.

The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.  Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

9.11         Interpretations.

Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise.  No Party to this Agreement shall be considered the draftsman.  The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all Parties hereto.

9.12         Enforcement of Agreement.

The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.13         Third Party Beneficiaries.

From and after the Effective Time, (a) the employees of the Seller Entities immediately prior to the Effective Time shall be deemed to be third party beneficiaries of Section 6.9 of this Agreement and (b) each Indemnified Party shall be deemed a third party beneficiary of Section 6.10 of this Agreement.  Except as set forth in the foregoing sentence, nothing in this Agreement expressed or implied, is intended to confer upon any Person other than the Parties or their respective successors, any right, remedies, obligations or liabilities under or by reason of this Agreement.  The representations and warranties set forth in Articles 3 and 4 of this Agreement and the covenants set forth in Article 5 have been made solely for the benefit of the Parties and (x) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the Parties if those statements prove to be inaccurate; (b) have been qualified by reference to either the Seller Disclosure Memorandum or the Purchaser Disclosure Memorandum, which contain certain disclosures that are not reflected in the text of this Agreement; and (c) may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, either Seller or Purchaser.

9.14         Severability.

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.15         Survival.

No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time other than this Section 9.15 (except for agreements or covenants contained herein that by their express terms are to be performed after the Effective Time).

[Remainder of page intentionally blank]

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

HERITAGE FINANCIAL GROUP, INC.
(PURCHASER)

By:	/s/ O. Leonard Dorminey
O. Leonard Dorminey
President and Chief Executive Officer

[Purchaser Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

ALARION FINANCIAL SERVICES, INC.
(SELLER)

By:	/s/ Ignacio Leon
Ignacio Leon
Vice-Chairman of the Board

[Seller Signature Page to Agreement and Plan of Merger

EXHIBIT A

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of  April [●], 2014, by and among Heritage Financial Group, Inc., a Maryland corporation (“Heritage”), Alarion Financial Services, Inc., a Florida corporation (“Alarion”), and each of the undersigned directors and executive officers of Alarion (each, a “Shareholder” and, together, the “Shareholders”).

The Shareholders desire that Heritage and Alarion consummate the transactions (the “Transactions”) set forth in that certain Agreement and Plan of Merger, dated as of April 21, 2014, by and between Heritage and Alarion (as the same may be amended or supplemented, the “Merger Agreement”), that provides for, among other things, the merger of Alarion with and into Heritage.

Heritage, Alarion and the Shareholders are executing this Agreement as an inducement and condition to Heritage entering into, executing and performing the Merger Agreement and the Transactions.

NOW, THEREFORE, in consideration of the execution and delivery by Heritage of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

1.            Representations and Warranties.  Each Shareholder represents and warrants to Heritage as follows:

(a)            The Shareholder is the record and beneficial owner of the number of shares (“Shareholder’s Shares”) of the common stock of Alarion, $0.01 par value per share (“Alarion Common Stock”), set forth below such Shareholder’s name on the signature page hereof.  Except for the Shareholder’s Shares and any other shares of Alarion Common Stock subject hereto, the Shareholder is not the record or beneficial owner of any shares of Alarion Common Stock.

(b)            This Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Shareholder, enforceable in accordance with its terms.

(c)            Neither the execution and delivery of this Agreement nor the consummation by the Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Shareholder is a party or bound or to which the Shareholder’s Shares are subject.  Consummation by the Shareholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to the Shareholder or the Shareholder’s Shares.

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(d)            The Shareholder’s Shares and the certificates representing the Shareholder’s Shares are now, and at all times during the term hereof will be, held by the Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all pledges, liens, security interests, claims, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (any such encumbrance, a “Lien”), except for (i) any such Liens arising hereunder, and (ii) Liens, if any, which have been previously disclosed in writing to Heritage and will be satisfied and released at Closing.

(e)            The Shareholder understands and acknowledges that Heritage entered into the Merger Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement.

2.             Voting Agreements.  The Shareholder agrees with, and covenants to, Heritage as follows:

(a)           At any meeting of Shareholders of Alarion called to vote upon the Merger Agreement and/or the Transactions, and at any adjournment or postponement thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Merger Agreement and the Transactions is sought (collectively, the “Shareholders’ Meeting”), the Shareholder shall vote (or cause to be voted) all of the Shareholder’s Shares in favor of the approval of the terms of the Merger Agreement and each of the Transactions, and shall not grant any proxies to any third party, except where such proxies are expressly directed to vote in favor of the Merger Agreement and the Transactions; provided, however, that if the ownership structure of any of the Shareholder’s Shares is such that the Shareholder cannot cause such shares to be voted, the Shareholder shall use all reasonable efforts to cause such shares to be voted in favor of the approval of the terms of the Merger Agreement and each of the Transactions.

(b)           At any Shareholders’ Meeting or in any other circumstances upon which the Shareholder’s vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) such Shareholder’s Shares against (i) any acquisition proposal, including, without limitation, any merger or exchange agreement or merger or exchange (other than the Merger Agreement and the Transactions), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Alarion, or (ii) any amendment of Alarion’s articles of incorporation or bylaws or other proposal or transaction involving Alarion or any Alarion Subsidiary, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Merger Agreement or any of the Transactions (each of the foregoing in clause (i) or (ii) above, a “Competing Transaction”).

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3.             Covenants.  The Shareholder agrees with, and covenants to, Heritage as follows:

(a)           The Shareholder shall not (i) “Transfer” (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift, pledge, hypothecation or other disposition), or consent to any Transfer of, any or all of the Shareholder’s Shares or any interest therein, (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer of any or all of Shareholder’s Shares or any interest therein, (iii) grant any proxy, power of attorney or other authorization in or with respect to Shareholder’s Shares, except for this Agreement, or (iv) deposit Shareholder’s Shares into a voting trust or enter into any voting agreement, arrangement or understanding with respect to Shareholder’s Shares; provided that Shareholder may Transfer any of Shareholder’s Shares to any other person who is on the date hereof, or to any family member of a person or charitable institution which prior to the Shareholder’s Meeting and who, prior to such Transfer, becomes, by executing and delivering to Heritage a counterpart to this Agreement, a party to this Agreement bound by all the obligations of the Shareholder hereunder.

(b)           The Shareholder hereby waives any rights of appraisal, or rights to dissent from the Transactions, that such Shareholder may have.

(c)           The Shareholder shall not, nor shall it permit any investment banker, attorney or other adviser or representative of the Shareholder to, directly or indirectly, (i) solicit, initiate or encourage the submission of, any Competing Transaction, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transactions, other than the Transactions contemplated by the Merger Agreement and other than any Transfer expressly permitted by the proviso to Section 3(a) of this Agreement.

4.             No Prior Proxies.  The Shareholder represents, warrants and covenants that any proxies or voting rights previously given in respect of the Shareholder’s Shares are not irrevocable, and that any such proxies or voting rights are hereby irrevocably revoked.

5.             Certain Events.  The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shareholder’s Shares and shall be binding upon any person or entity to which legal or beneficial ownership of Shareholder’s Shares shall pass, whether by operation of law or otherwise, including the Shareholder’s successors or assigns.  In the event of any stock split, stock dividend, merger, exchange, reorganization, recapitalization or other change in the capital structure of Alarion affecting the Alarion Common Stock, or the acquisition of additional shares of Alarion Common Stock or other voting securities of Alarion by any Shareholder, the number of shares of Alarion Common Stock subject to the terms of this Agreement shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Alarion Common Stock or other voting securities of Alarion issued to or acquired by the Shareholder.

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6.             Regulatory Approvals.  Each of the provisions of this Agreement is subject to compliance with applicable regulatory conditions and receipt of any required regulatory approvals, if any.

7.             Further Assurances. The Shareholder shall, upon request of Heritage, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Heritage to be necessary or desirable to carry out the provisions hereof.

8.             Confidentiality.  The undersigned recognizes and acknowledges that he or she may have access to certain confidential information of Heritage, Heritage Subsidiaries and their respective shareholders (including that obtained from Alarion and its Shareholders in connection with the Transactions), including, without limitation, customer lists, information regarding customers, confidential methods of operation, lending, credit information, organization, pricing, mark-ups, commissions and other information and that all such information constitutes valuable, special and unique property of Heritage and its shareholders.  All such information, which shall exclude any information that is publicly known or hereafter becomes publicly known other than as a result of any action or omission by the undersigned, is herein referred to as “Trade Secrets.”  The undersigned will not disclose or directly or indirectly utilize in any manner any such Trade Secrets for his own benefit or the benefit of anyone other than Heritage and/or its shareholders during the term of this Agreement and for a period of three (3) years after the term of this Agreement.

9.             Termination.  This Agreement, and all rights and obligations of the parties hereunder shall terminate upon the first to occur of (a) the Effective Time of the Transactions, or (b) the date upon which the Merger Agreement is terminated in accordance with its terms.

10.           No Agreement as Director or Officer.  Shareholder makes no agreement or understanding in this Agreement in Shareholder’s capacity as a director or officer of Alarion or any Alarion Subsidiary, and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by Shareholder in Shareholder’s capacity as such director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement or (b) will be construed to prohibit, limit or restrict Shareholder from exercising Shareholder’s fiduciary duties as an officer or director to Alarion or its shareholders.

11.           Miscellaneous.

(a)            Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to them in the Merger Agreement.  As used herein, the singular shall include the plural and any reference to gender shall include all other genders.  The terms “include,” “including” and similar phrases shall mean including without limitation, whether by enumeration or otherwise.

(b)           All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by reliable overnight delivery or by facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (i) if to Heritage or Alarion, to the addresses set forth in Section 9.7 of the Merger Agreement; and (ii) if to the Shareholder, to its address shown below its signature on the signature page hereto.

A-4

(c)           The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(d)           This Agreement may be executed in two or more counterparts by facsimile or other electronic means, all of which shall be considered and have the same force and effect as one and the same agreement.

(e)           This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(f)            This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Florida without regard to the applicable conflicts of laws principles thereof.  The parties all expressly agree and acknowledge that the State of Florida has a reasonable relationship to the parties and/or this Agreement. Shareholder agrees that any action to enforce this Agreement, as well as any action relating to or arising out of this Agreement, shall be filed only in the state courts of Duval County, Florida.  With respect to any such court action, Shareholders and Heritage hereby each (a) irrevocably submits to the personal jurisdiction of such courts; (b) consents to service of process; (c) consents to venue; and (d) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction, service of process, or venue.  Both parties hereto further agree that the state courts of Duval County, Florida are convenient forums for any dispute that may arise herefrom and that neither party shall raise as a defense that such courts are not convenient forums.

(g)           The Shareholder agrees that, in the event that any of the provisions of this Agreement are not performed in accordance with the specific terms set forth herein or are otherwise breached, irreparable damage will occur and Heritage will not have any adequate remedy at law. It is accordingly agreed that Heritage shall be entitled to an injunction or injunctions and other equitable relief, including specific performance, to prevent breaches by the Shareholder of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(h)            If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

A-5

(i)             Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, except as expressly contemplated by Section 3(a) of this Agreement.  Any assignment in violation of the foregoing shall be void.

(j)             No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

[Signatures on following pages.]

A-6

IN WITNESS WHEREOF, the undersigned has executed and delivered this Support Agreement as of the day and year first above written.

“ALARION”

ALARION FINANCIAL SERVICES, INC.

By:
Name:
Title:

[Alarion Signature Page to Support Agreement]

A-7

IN WITNESS WHEREOF, the undersigned has executed and delivered this Support Agreement as of the day and year first above written.

“HERITAGE”

HERITAGE FINANCIAL GROUP, INC.

By:
Name:
Title:

[Heritage Signature Page to Support Agreement]

A-8

IN WITNESS WHEREOF, the undersigned has executed and delivered this Support Agreement as of the day and year first above written.

“SHAREHOLDER”

Name:

Address:

Number of Shares Beneficially Owned and Capacity of Ownership:

[Shareholder Signature Page to Support Agreement]

A-9

EXHIBIT B

LETTER AGREEMENT

THIS LETTER AGREEMENT (the “Agreement”) is made and entered into as of April [●], 2014, by and between Heritage Financial Group, Inc., a Maryland corporation (“Heritage”), and the undersigned director (the “Director”) of Alarion Financial Services, Inc. (“Alarion”), and shall become effective as of the Effective Time as provided in the Merger Agreement (defined below).

WHEREAS, Heritage and Alarion are parties to that certain Agreement and Plan of Merger, dated as of April 21, 2014, as the same may be amended or supplemented (the “Merger Agreement”), that provides for, among other things, the merger of Alarion with and into Heritage;

WHEREAS, the Director is a director of Alarion and is a shareholder of Alarion and is expected to receive Common Stock Merger Consideration pursuant to the terms and conditions of the Merger Agreement; and

WHEREAS, the Merger Agreement contemplates that, upon the execution and delivery of the Merger Agreement by Alarion, as a condition and inducement to the willingness of Heritage to enter into the Merger Agreement, the Director will enter into and perform this Agreement.

NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, including, without limitation, the Common Stock Merger Consideration to be received by Director, the sufficiency and receipt of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.              Certain Definitions.

(a)           “Affiliated Company” means any company or entity controlled by, controlling or under common control with Heritage or Alarion.

(b)           “Confidential Information” means all information regarding Alarion, Heritage and their Affiliated Companies and any of their respective activities, businesses or customers that is not generally known to persons not employed (whether as employees or independent contractors) by Alarion, Heritage or their respective Affiliated Companies, and that is not generally disclosed publicly to persons not employed by Alarion, Heritage or their respective Affiliated Companies (except to applicable regulatory authorities and/or pursuant to confidential or other relationships where there is no expectation of public disclosure or use by third Persons).  “Confidential Information” shall include, without limitation, all customer information, customer lists, confidential methods of operation, lending and credit information, commissions, mark-ups, product/service formulas, information concerning techniques for use and integration of websites and other products/services, current and future development and expansion or contraction plans of Alarion, Heritage or their respective Affiliated Companies, sale/acquisition plans and contacts, marketing plans and contacts, information concerning the legal affairs of and information concerning the pricing of product and services, strategy, tactics and financial affairs of Alarion, Heritage or their respective Affiliated Companies.  “Confidential Information” also includes any “confidential information,” “trade secrets” or any equivalent term under any applicable federal, state or local law.  “Confidential Information” shall not include information that (i) has become generally available to the public by the act of one who has the right to disclose such information without violating any right or privilege of Alarion or Heritage or their respective Affiliated Companies or any duty owed to any of them; or (ii) is independently developed by a person or entity without reference to or use of Confidential Information.  The Director acknowledges and agrees that trading in Heritage or Alarion securities using Confidential Information or other non-public information may violate federal and state securities laws.

(c)            Capitalized terms used but not defined herein shall have the same meanings provided in the Merger Agreement.

2.             Restrictive Covenants.

(a)           Nondisclosure of Confidential Information.  The Director hereby agrees that, for two (2) years after the Effective Time, except as required by law, the Director shall not directly or indirectly transmit or disclose any Confidential Information to any Person, or use or permit others to use any such Confidential Information, directly or indirectly, without the prior express written consent of the Chief Executive Officer of Heritage, which consent may be withheld in the sole discretion of Heritage’s Chief Executive Officer.  Anything herein to the contrary notwithstanding, the Director shall not be restricted from disclosing information that is required to be disclosed by law, court order or other valid and appropriate legal process; provided, however, that in the event such disclosure is required by law, the Director shall provide Heritage with prompt notice of such requirement so that Heritage may seek an appropriate protective order prior to any such required disclosure by the Director.

(b)           Nonrecruitment of Employees.  The Director hereby agrees that, for two (2) years following the Effective Time, the Director shall not, without the prior written consent of Heritage’s Chief Executive Officer, which consent may be withheld at the sole discretion of Heritage’s Chief Executive Officer, directly or indirectly solicit or recruit for employment or encourage to leave employment with Heritage or any of its Affiliated Companies, on his or her own behalf or on behalf of any other Person other than Heritage or any of its Affiliated Companies, any then-current employee of Heritage or any of its Affiliated Companies or any employee of Alarion who worked at Alarion or any of its Affiliated Companies during the Director’s service as a director of Alarion or any of its Affiliated Companies, and who has not ceased employment with Heritage, Alarion, or any Affiliated Companies, as applicable, for at least a period of six (6) months.  The foregoing provisions of this Section 2(b) shall not apply with respect to any Person who responds to any non-targeted public advertisement placed by any Person, including Director, so long as the non-targeted public advertisement makes no specific reference to and uses no image of Director.

(c)           Nonsolicitation of Customers.  The Director hereby agrees that, for two (2) years following the Effective Time, the Director shall not, without the prior written consent of Heritage’s Chief Executive Officer, which consent may be withheld at the sole discretion of Heritage’s Chief Executive Officer, directly or indirectly, on his or her own behalf or on behalf of any other Person other than Heritage or any of its Affiliated Companies, in the Restricted Area (as defined in Section 2(d) below), solicit or attempt to solicit any customer or client of Alarion or any of its Affiliated Companies for the purpose of either (i) providing any Business Activities (as defined in Section 2(d)) or (ii) inducing such customer to cease, reduce, restrict or divert its business with Alarion, Heritage or any their Affiliated Companies.  The foregoing provisions of this Section 2(b) shall not apply with respect to any Person who responds to any non-targeted public advertisement placed by any Person, including Director, so long as the non-targeted public advertisement makes no specific reference to and uses no image of Director.

(d)           Noncompetition.  The Director hereby agrees that, for two (2) years following the Effective Time, the Director shall not, without the prior written consent of Heritage’s Chief Executive Officer, which consent may be withheld at the sole discretion of Heritage’s Chief Executive Officer, prepare or apply to commence, or engage or participate in, Business Activities with, for or on behalf of any new financial institution as an officer, director, owner, partner, joint venture, consultant, independent contractor, advisor, employee, agent or shareholder of, or on behalf of any other Person, business or enterprise that competes in the Restricted Area with Heritage with respect to Business Activities.  For purposes of this Agreement, “Business Activities” shall be any business activities conducted by Heritage, Alarion or any of their Affiliated Companies, which consist of commercial or consumer loans and extensions of credit, letters of credit, commercial and consumer deposits and deposit accounts, securities repurchase agreements and sweep accounts, cash management services, money transfer and bill payment services, internet or electronic banking, automated teller machines, IRA and retirement accounts, mortgage loans, and home equity lines of credit.  For purposes of this Agreement, the “Restricted Area” shall be Alachua and Marion Counties, Florida.  Nothing in this Section 2(d) shall prohibit the Director from acquiring or holding, for investment purposes only, less than five percent (5%) of the outstanding securities of any corporation which may compete directly or indirectly with Alarion, Heritage or any of their Affiliated Companies, or preclude the Director from continuing any Business Activities conducted as of the date hereof.

(e)           Enforceability of Covenants.  The Director acknowledges and agrees that the covenants in this Agreement are direct consideration for the sale of a business and should be governed by standards applicable to restrictive covenants entered into in connection with the sale of a business.  The Director acknowledges that Heritage and each of its Affiliated Companies have a current and future expectation of business within the Restricted Area and from the current and proposed customers of Alarion that are derived from the acquisition of Alarion by Heritage.  The Director acknowledges that the term, geographic area, and scope of the covenants set forth in this Agreement are reasonable, and agrees that he or she will not, in any action, suit or other proceeding, deny the reasonableness of, or assert the unreasonableness of, the premises, consideration or scope of the covenants set forth herein.  The Director agrees that his or her position as a director of Alarion and/or Alarion Bank involves duties and authority relating to all aspects of the Business Activities and all of the Restricted Area.  The Director further acknowledges that complying with the provisions contained in this Agreement will not preclude him from engaging in a lawful profession, trade or business, or from becoming gainfully employed.  The Director and Heritage agree that the Director’s obligations under the above covenants are separate and distinct under this Agreement, and the failure or alleged failure of Heritage to perform its obligations under any other provisions of this Agreement shall not constitute a defense to the enforceability of this covenant.  The Director and Heritage agree that if any portion of the foregoing covenants is deemed to be unenforceable because the geography, time or scope of activities restricted is deemed to be too broad, the court shall be authorized to substitute for the overbroad term an enforceable term that will enable the enforcement of the covenants to the maximum extent possible under applicable law.  The Director acknowledges and agrees that any breach or threatened breach of this covenant will result in irreparable damage and injury to Heritage and its Affiliated Companies and that Heritage will be entitled to exercise all rights including, without limitation, obtaining one or more temporary restraining orders, injunctive relief and other equitable relief, including specific performance in the event of any breach or threatened breach of this Agreement, and to exercise all other rights or remedies, at law or in equity, including, without limitation, the rights to damages.

3.             Successors.

(a)           This Agreement is personal to the Director is not assignable by the Director, and none of the Director’s duties hereunder may be delegated.

(b)           This Agreement may be assigned by, and shall be binding upon and inure to the benefit of only Heritage and any of its Affiliated Companies and their successors and assigns in interest by reason of merger, consolidation or other business combination, and is not otherwise assignable by Heritage.

4.             Miscellaneous.

(a)           Waiver.  Failure of any party to insist, in one or more instances, on performance by the other in strict accordance with the terms and conditions of this Agreement shall not be deemed a waiver or relinquishment of any right granted in this Agreement or of the future performance of any such term or condition or of any other term or condition of this Agreement, unless such waiver is contained in a writing signed by the party making the waiver.

(b)           Severability.  If any provision or covenant, or any part thereof, of this Agreement should be held by any court to be invalid, illegal or unenforceable, either in whole or in part, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of the remaining provisions or covenants, or any part thereof, of this Agreement, all of which shall remain in full force and effect.

(c)            Governing Law and Forum Selection.  Heritage and the Director agree that this Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Florida without giving effect to its conflicts of law principles.  Heritage and the Director expressly agree and acknowledge that the State of Florida has a reasonable relationship to Heritage and the Director and/or this Agreement.  The Director and Heritage agree that any action to enforce this Agreement, as well as any action relating to or arising out of this Agreement, shall be filed only in the state courts of Duval County, Florida.  With respect to any such court action, the Director and Heritage each hereby (i) irrevocably submits to the personal jurisdiction of such courts; (ii) consents to service of process; (iii) consents to venue; and (iv) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction, service of process, or venue.  Both parties hereto further agree that the state courts of Duval County, Florida are convenient forums for any dispute that may arise herefrom and that neither party shall raise as a defense that such courts are not convenient forums.

(d)           Notices.  All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given if delivered or three days after mailing if mailed, first class, certified mail, postage prepaid:

To Heritage:	Heritage Financial Group, Inc.
721 N. Westover Blvd.
Albany, Georgia 31707
Attention: T. Heath Fountain
hfountain@eheritagebank.com

To the Director:	See signature page of this Agreement

Any party may change the address to which notices, requests, demands and other communications shall be delivered or mailed by giving notice thereof to the other party in the same manner provided herein.

 (e)           Amendments and Modifications.  This Agreement may be amended or modified only by a writing signed by both parties hereto, which makes specific reference to this Agreement.

(f)             Entire Agreement.  Except as provided herein, this Agreement contains the entire agreement between Heritage and the Director with respect to the subject matter hereof and, from and after the date hereof, this Agreement shall supersede any prior agreement between the parties with respect to the subject matter hereof.

(g)            Counterparts, etc.  This Agreement may be executed in identical counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.  A facsimile signature shall constitute and have the same force and effect as an original signature for all purposes under this Agreement.

[Signatures on following page.]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date first above written.

HERITAGE

HERITAGE FINANCIAL GROUP, INC.

Name:
Title:

DIRECTOR

Name:
Address:

EXHIBIT C

CLAIMS LETTER

April [●], 2014

Heritage Financial Group, Inc.
721 N. Westover Blvd.
Albany, Georgia 31707
Attention:  T. Heath Fountain

Ladies and Gentlemen:

This claims letter (“Claims Letter”) is being delivered pursuant to Section 6.9(e) of that certain Agreement and Plan of Merger, dated as of April 21, 2014 (as the same may be amended or supplemented, the “Merger Agreement”), by and between Heritage Financial Group, Inc., a Maryland corporation (“Heritage”) and Alarion Financial Services, Inc. a Florida corporation (“Alarion”).  Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Merger Agreement.

Concerning claims which the undersigned may have against Alarion or Heritage, any Alarion Entity or Heritage Entity, or any Affiliate of Alarion or Heritage in all capacities, whether as an officer, director, employee, partner, controlling person or otherwise, and in consideration of the premises, and the mutual covenants contained herein and in the Merger Agreement and the mutual benefits to be derived hereunder and thereunder, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the undersigned, intending to be legally bound, hereby affirms and agrees to the following in each and every such capacity of the undersigned.

1.             Claims.  The undersigned does not have, and is not aware of, any claims it might have against Alarion or Heritage, any Alarion Entity or Heritage Entity, or any Affiliate of Alarion or Heritage, except for (i) in connection with any accrued compensation and rights under any benefit plans of Alarion existing on the date hereof which have been expressly scheduled under the Merger Agreement; (ii) contract rights, underwritten loan commitments and written agreements between the undersigned and Alarion, (iii) in connection with any deposits of the undersigned at Alarion Bank on the date hereof, and (iv) any rights that the undersigned has or may have under the Merger Agreement, including, but not limited to, the rights set forth in Sections 6.9 and 6.10 of the Merger Agreement and any Severance Agreement.

2.             Releases.  Upon the Closing, the undersigned hereby irrevocably releases and forever discharges, Alarion, Heritage, any Alarion Entity or Heritage Entity, and any Affiliate of Alarion or Heritage, and their respective directors, officers, employees, agents, attorneys, representatives, subsidiaries, partners, Affiliates, controlling persons and insurers, and their respective successors and assigns, and each of them (hereinafter, individually and collectively, the “Releasees”) of and from any and all liabilities (including any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including interest, penalties, costs of investigation, collection and defense, and reasonable attorneys’ and other professional fees and expenses), claims, deficiencies, guaranties or endorsements of or by any Heritage Entity or Affiliate (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise), assessments, diminution in value, damages (including special and consequential damages), losses, claims, demands, debts, accounts, covenants, agreements, obligations, costs, actions or causes of action of every nature, character or description, now accrued or which may hereafter accrue, without limitation and whether or not in law, equity or otherwise, based in whole or in part on any known facts, conduct, activities, transactions, events or occurrences, matured or unmatured, contingent or otherwise, which have or allegedly have existed, occurred, happened, arisen or transpired from the beginning of time to the date of the Closing of the transactions contemplated by the Merger Agreement, except for (i) in connection with any accrued compensation and rights under any benefit plans of Alarion existing on the date hereof which have been expressly scheduled under the Merger Agreement (it being understood that the only rights associated with any stock options are as set forth in Section 1.5 of the Merger Agreement); (ii) contract rights, underwritten loan commitments and written agreements between the undersigned and Alarion (iii) in connection with any deposits of the undersigned at Alarion Bank on the date hereof, and (iv) any rights that the undersigned has or may have under the Merger Agreement, including, but not limited to, the rights set forth in Sections 6.9 and 6.10 of the Merger Agreement and any Severance Agreement (collectively, subject only to the foregoing exceptions, the “Claims”).  The undersigned further irrevocably releases, discharges, and transfers to Heritage, as ultimate successor to Alarion, all claims, actions and interests of the undersigned in any Intellectual Property of any nature whatsoever created, developed, registered, licensed or used by or for the undersigned or Alarion or any Alarion Entity (which shall also be considered to be Claims). The undersigned represents, warrants and covenants that no Claim released herein has been assigned, expressly, impliedly, by operation of law or otherwise, and that all Claims released hereby are owned solely by the undersigned, which has the sole authority to release them.

3.             Forbearance.  The undersigned shall forever refrain and forbear from commencing, instituting, prosecuting or making any lawsuit, action, claim or proceeding before or in any court, Governmental Authority, arbitral or other authority to collect or enforce any Claims which are released and discharged hereby.

4.             Miscellaneous.

(a)           Heritage and the undersigned agree that this Claims Letter shall be governed by and construed and interpreted in accordance with the laws of the State of Florida without giving effect to its conflicts of law principles.  Heritage and the undersigned expressly agree and acknowledge that the State of Florida has a reasonable relationship to Heritage and the undersigned and/or this Claims Letter.  The undersigned and Heritage agree that any action to enforce this Claims Letter, as well as any action relating to or arising out of this Claims Letter, shall be filed only in the state courts of Duval County, Florida.  With respect to any such court action, the undersigned and Heritage each hereby (i) irrevocably submits to the personal jurisdiction of such courts; (ii) consents to service of process; (iii) consents to venue; and (iv) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction, service of process, or venue.  Both parties hereto further agree that the state courts of Duval County, Florida  are convenient forums for any dispute that may arise herefrom and that neither party shall raise as a defense that such courts are not convenient forums.

(b)           This Claims Letter contains the entire agreement between the parties with respect to the Claims released hereby, and such Claims Letter supersedes all prior agreements, arrangements or understandings (written or otherwise) with respect to such Claims, and no representation or warranty, oral or written, express or implied, has been made by or relied upon by any party hereto, except as expressly contained herein, in the Merger Agreement.

(c)           This Claims Letter shall be binding upon and inure to the benefit of the undersigned and the Releasees and their respective successors and assigns.

(d)           In the event that a party seeks to obtain or enforce any right or benefit provided by this Claims Letter through any action, arbitration, cause of action, lawsuit, claim, complaint, or other proceeding (collectively, “Litigation”), and in the event that such party prevails in any such Litigation pursuant to which an arbitral panel, court or other Governmental Authority issues a final order, judgment, decree or award granting substantially the relief sought, then the prevailing party shall be entitled upon demand to be paid by the other party, all reasonable costs incurred in connection with such Litigation, including the reasonable legal fees and charges of one counsel, provided no party shall be entitled to any punitive or exemplary damages, which are hereby waived.

(e)           This Claims Letter may not be modified, amended or rescinded except by the written agreement of the undersigned and Heritage, it being the express understanding of the undersigned and the Releasees that no term hereof may be waived by the action, inaction or course of dealing by or between the undersigned or the Releasees, except in strict accordance with this paragraph, and further that the waiver of any breach of this Claims Letter shall not constitute or be construed as the waiver of any other breach of the terms hereof.

(f)           The undersigned represents, warrants and covenants that he or she is fully aware of his or her rights to discuss any and all aspects of this matter with any attorney he or she chooses, and that the undersigned has carefully read and fully understands all the provisions of this Claims Letter, and that the undersigned is voluntarily entering into this Claims Letter.

(g)           This Claims Letter shall become effective at Closing and when acknowledged by Heritage, and its operation to extinguish all of the Claims released hereby is not dependent on or affected by the performance or non-performance of any future act by the undersigned or the Releasees.

[Signatures on following page.]

Sincerely,

Name:

On behalf of Releasees, the undersigned thereunto duly authorized, acknowledges receipt of this letter as of April [●], 2014.

HERITAGE FINANCIAL GROUP, INC.

By:
Name:
Title:

EXHIBIT G

EXCHANGE AGREEMENT

by and between

HERITAGE FINANCIAL GROUP, INC.

and

JACOBS ASSET MANAGEMENT, LLC

Dated as of April [●], 2014

INDEX OF DEFINED TERMS

Affiliate	Section 5.7(a)
Agreement	Preamble
Alarion	Recitals
Alarion Preferred Shares	Recitals
Bank	Section 3.1(a)
Business Combination	Section 5.7(b)
Cash Consideration	Recitals
Closing	Section 1.1(a)
Company	Preamble
Company Common Stock	Section 5.7(c)
Company Material Adverse Effect	Section 5.7(d)
Compared Preferred Stock	Recitals
Company SEC Reports	Section 3.7(c)
Exchange	Recitals
Exchange Act	Section 3.7(c)
Exchange Common Shares	Recitals
Exchange Consideration	Recitals
Exchange Effective Time	Section 1.1(a)
Governmental Entities	Section 1.1(c)(ii)
Investor	Preamble
Investor Shares	Recitals
Merger	Recitals
Merger Agreement	Recitals
SEC	Section 1.1(c)(v)
Securities Act	Section 1.1(c)(v)
Treasury	Recitals

EXCHANGE AGREEMENT, dated as of April [●], 2014 (this “Agreement”) by and between Heritage Financial Group, Inc., a Maryland corporation (the “Company”), and Jacobs Asset Management, LLC (collectively, with the funds for which is serves as investment manager, the “Investor”).  All capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Merger Agreement, defined below.

BACKGROUND

WHEREAS, on January 23, 2009, Alarion Financial Services, Inc. (“Alarion”) issued 6,514 shares of preferred stock designated as “Fixed Rate Cumulative Perpetual Preferred Stock, Series A,” having a liquidation amount of $1,000 per share (the “Alarion Preferred Shares”) to the United States Department of the Treasury (“Treasury”) pursuant to that certain Securities Purchase Agreement – Standard Terms incorporated into a Letter Agreement, dated as of January 23, 2009;

WHEREAS, Investor purchased 4,500 of the Alarion Preferred Shares (the “Investor Shares”) from Treasury in the July 12, 2013 auction, with the closing of such purchase occurring on July 22, 2013;

WHEREAS, the Company and Alarion have agreed, pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 21, 2014, to merge Alarion with and into the Company (the “Merger”);

WHEREAS, the Merger Agreement also provides that, at the Effective Time (as defined in the Merger Agreement), each of the Alarion Preferred Shares, including each of the Investor Shares, will automatically be converted into and shall thereafter represent the right to receive one share of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation amount of $1,000 per share (the “Company Preferred Stock”);

WHEREAS, the Company and the Investor desire, immediately following the Effective Time, to exchange (the “Exchange”) the Investor Shares, including all accrued or accumulated and unpaid dividends thereon, for 178,267 shares of Company Common Stock (the “Exchange Common Shares”) and $1,696,203 in cash (the “Cash Consideration” and, together with the Exchange Common Shares, the “Exchange Consideration”);

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

The Closing; CONDITIONS TO the CLOSING

1.1           The Closing.

(a)              The closing of the Exchange (the “Closing”) will take place at the offices of Bryan Cave LLP, 1201 W. Peachtree Street NW, 14th Floor, Atlanta, Georgia 30309, or remotely via the electronic or other exchange of documents and signature pages, as the parties may agree.  Assuming all of the other conditions set forth in this Section 1.1 shall have been satisfied or waived, the Closing shall take place immediately following the Merger on the Closing Date (as defined in the Merger Agreement), or at such other place, time and date as shall be agreed between the Company and the Investor.  The time and date on which the Closing occurs is referred to in this Agreement as the “Exchange Effective Time.”

(b)              Subject to the fulfillment or waiver of the conditions to the Closing in this Section 1.1, at the Closing, (i) the Company will deliver the Exchange Common Shares to the Investor, as evidenced by one or more certificates dated as of the Exchange Effective Time and registered in the name of the Investor or its designee(s) (or if shares of Company Common Stock are uncertificated, cause the transfer agent for the Company Common Stock to register the Exchange Common Shares in the name of the Investor or its designee(s) and deliver reasonably satisfactory evidence of such registration to the Investor), (ii) the Company will pay the Investor the Cash Consideration, and (iii) the Investor will deliver the certificate(s) representing the Investor Shares to the Company.

(c)              The respective obligations of each of the Investor and the Company to consummate the Exchange are subject to the fulfillment (or waiver by the Company and the Investor, as applicable) prior to the Closing of each of the following conditions:

(i)        The Merger shall have closed in accordance with the terms of the Merger Agreement.

(ii)        Any approvals or authorizations of all United States and other governmental, regulatory or judicial authorities (collectively, “Governmental Entities”) required for the consummation of the Exchange shall have been obtained or made in form and substance reasonably satisfactory to each party and shall be in full force and effect and all waiting periods required by United States and other applicable law, if any, shall have expired.

(iii)       No provision of any applicable United States or other law and no judgment, injunction, order or decree of any Governmental Entity shall prohibit consummation of the Exchange as contemplated by this Agreement.

(iv)       The shares of Company Common Stock to be issued in the Merger shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

(v)       A registration statement registering the shares of Company Common Stock to be issued in the Merger shall have become effective under the Securities Act of 1933, as amended (the “Securities Act”), and no stop order suspending the effectiveness of such registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission (the “SEC”).

(d)              Notwithstanding anything to the contrary in this Agreement, in the event that, immediately following the Exchange, Investor would own more than 9.99% of Company Common Stock, as determined in the reasonable discretion of the Company after consultation with the Investor, the Company shall have the right to substitute additional Cash Consideration for Exchange Common Shares only to the extent necessary to prevent the Investor from owning more than 9.99% of Company Common Stock.  Should such a substitution occur, Investor shall receive an additional $19.54 in Cash Consideration for each share by which the number of Exchange Common Shares is reduced.

(e)              The obligation of the Investor to consummate the Exchange is also subject to the fulfillment (or waiver by the Investor) at or prior to the Closing of each of the following conditions:

(i)         (A) the representations and warranties of the Company set forth in Article III of this Agreement shall be true and correct in all respects as though made on and as of the Exchange Effective Time (other than representations and warranties that by their terms speak as of another date, which representations and warranties shall be true and correct in all respects as of such other date) and (B) the Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing;

(ii)        the Investor shall have received a certificate signed on behalf of the Company by a senior executive officer certifying to the effect that the conditions set forth in this Section 1.1(e) have been satisfied; and

(iii)       the Company shall have delivered certificates in proper form or, with the prior consent of the Investor, evidence in book-entry form, evidencing the Exchange Common Shares to the Investor or its designee(s).

1.2           Interpretation.  When a reference is made in this Agreement to “Recitals,” “Articles” or “Sections,” such reference shall be to a Recital in, or Article or Section of, this Agreement, unless otherwise indicated.  The terms defined in the singular have a comparable meaning when used in the plural, and vice versa.  References to “herein,” “hereof,” “hereunder” and the like refer to this Agreement as a whole and not to any particular section or provision, unless the context requires otherwise.  The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.”  No rule of construction against the draftsperson shall be applied in connection with the interpretation or enforcement of this Agreement, as this Agreement is the product of negotiation between sophisticated parties advised by counsel.  All references to “$” or “dollars” mean the lawful currency of the United States of America.  Except as expressly stated in this Agreement, all references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and to any section of any statute, rule or regulation include any successor to the section.  References to a “business day” shall mean any day except Saturday, Sunday and any day on which banking institutions in the State of Georgia generally are authorized or required by law or other governmental actions to close.

ARTICLE II
Exchange

2.1	Preferred Exchange.

(a)              On the terms and subject to the conditions set forth in this Agreement, upon the Closing (i) the Company agrees to issue to the Investor, in exchange for its 4,500 Investor Shares, the Exchange Consideration, and (ii) the Investor agrees to deliver to the Company the Investor Shares in exchange for the Exchange Consideration.

(b)              Following consummation of the Exchange, no further cash dividends shall be payable in respect of the Investor Shares outstanding immediately prior to the Exchange Effective Time.

(c)              In the event the Company at any time or from time to time prior to the Closing effects a stock dividend, stock split, reverse stock split, combination, reclassification or similar transaction, concurrently with the effectiveness of such stock dividend, stock split, reverse stock split, combination, reclassification or other similar transaction, each per share amount and per share price set forth in this Agreement and the Merger Agreement (including with respect to the number of Exchange Common Shares being exchanged hereunder, but not including the Cash Consideration) shall be proportionally adjusted; provided that nothing in this Section 2.1(c) shall be construed to permit the Company to take any action otherwise prohibited or restricted by this Agreement or the Merger Agreement.

2.2           Exchange Documentation.  Settlement of the Exchange will take place at the Exchange Effective Time, at which time the Investor will cause delivery of the Investor Shares to the Company or its designated agent and the Company will cause delivery of the Exchange Common Shares to the Investor or its designated agent.

2.3           Status of Investor Shares after Closing.  The Investor Shares exchanged for the Exchange Consideration pursuant to this Article II are being reacquired by the Company and shall have the status of authorized but unissued shares of Company Preferred Stock undesignated as to series and may be designated or redesignated and issued or reissued, as the case may be, as part of any series of preferred stock of the Company.

ARTICLE III
Representations and Warranties of the Company

The Company represents and warrants to the Investor as of the date hereof and as of the Exchange Effective Time that:

3.1	Existence and Power.

(a)              Organization, Authority and Significant Subsidiaries.  The Company is duly organized, validly existing and in good standing under the laws of the State of Maryland and has all necessary power and authority to own, operate and lease its properties and to carry on its business in all material respects as it is being currently conducted, and except as has not, individually or in the aggregate, had and would not reasonably be expected to have a Company Material Adverse Effect, has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification; each subsidiary of the Company that is a “significant subsidiary” within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, including, without limitation, HeritageBank of the South (the “Bank”), has been duly organized and is validly existing in good standing under the laws of its jurisdiction of organization.  The articles of incorporation and bylaws of the Company, copies of which have been provided to the Investor prior to the date hereof, are true, complete and correct copies of such documents as in full force and effect as of the date hereof.

(b)              Capitalization.  The authorized capital stock of the Company consists of 45,000,000 shares of Company Common Stock and 5,000,000 shares of Company Preferred Stock.  As of the date of this Agreement, 7,848,517 shares of Company Common Stock and zero shares of Company Preferred Stock are issued and outstanding.  The outstanding shares of capital stock of the Company have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).  As of the date hereof, the Company does not have outstanding any securities or other obligations providing the holder the right to acquire Company Common Stock that is not reserved for issuance, except for 112,625 shares of Company Common Stock reserved for issuance under equity incentive plans, and the Company has not made any other commitment to authorize, issue or sell any Company Common Stock except pursuant to this Agreement and the Merger Agreement.

3.2           Authorization and Enforceability.

(a)              The Company has the corporate power and authority to execute and deliver this Agreement and to carry out its obligations hereunder and thereunder (which includes the issuance of the Exchange Common Shares).

(b)              The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and its stockholders, and no further approval or authorization is required on the part of the Company or its stockholders.  This Agreement is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

3.3           Exchange Common Shares.  The Exchange Common Shares have been duly and validly authorized by all necessary action, and, when issued and delivered pursuant to this Agreement, such Exchange Common Shares will be duly and validly issued and fully paid and nonassessable, will not be issued in violation of any preemptive rights, and will not subject the holder thereof to personal liability.

3.4           Non-Contravention.  The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby and thereby, and compliance by the Company with the provisions hereof and thereof, will not (A) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of, any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or any Company Subsidiary under any of the terms, conditions or provisions of (i) its organizational documents or (ii) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which it or any of its subsidiaries may be bound, or to which the Company or any of its subsidiaries or any of the properties or assets of the Company or any of its subsidiaries may be subject, or (B) subject to compliance with the statutes and regulations referred to in the next paragraph, violate any statute, rule or regulation or any judgment, ruling, order, writ, injunction or decree applicable to the Company or any of its subsidiaries or any of their respective properties or assets except, in the case of clauses (A)(ii) and (B), for those occurrences that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.5           Anti-Takeover Provisions.  The Board of Directors has taken all necessary action to ensure that the transactions contemplated by this Agreement and the consummation of the transactions contemplated hereby will be exempt from any anti-takeover or similar provisions of the Company’s articles of incorporation and bylaws, and any other provisions of any applicable “moratorium,” “control share,” “fair price,” “interested stockholder” or other anti-takeover laws and regulations of any jurisdiction.

3.6           No Company Material Adverse Effect.  Since March 31, 2014, no fact, circumstance, event, change, occurrence, condition or development has occurred that, individually or in the aggregate, has had or would reasonably be likely to have a Company Material Adverse Effect.

3.7           Financial Statements and Reports.

(a)              The audited consolidated balance sheets of the Company and its subsidiaries as of December 31, 2013 and December 31, 2012 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years ended December 31, 2013 and December 31, 2012, together with the notes thereto, reported on by Mauldin & Jenkins LLC and included in the Company’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2013 and December 31, 2012, as filed with the SEC (i) in all material respects have been prepared from, and are in accordance with, the books and records of the Company and its subsidiaries; (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of the Company and its subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount); (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iv) in all material respects have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.  As of the date hereof, the books and records of the Company and its subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.  Mauldin & Jenkins LLC has not resigned (or informed the Company that indicated it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)              Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its subsidiaries have timely filed all reports, registrations, statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2012 with all applicable Governmental Entities, and all other reports and statements required to be filed by them since January 1, 2012, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Governmental Entity, have paid all fees and assessments due and payable in connection therewith, and, as of the date hereof, there are no material unresolved violations or exceptions by any Governmental Entities in connection therewith.

(c)              An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by the Company or any of its subsidiaries pursuant to the Securities Act or the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), since January 1, 2011 (the “Company SEC Reports”) is publicly available (it being understood that documents made available via the SEC’s EDGAR system shall be deemed to have been made publicly available for purposes of this representation).  No such Company SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date.  As of their respective dates, all Company SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.  As of the date of this Agreement, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Sections 302 or 906 of the Sarbanes-Oxley Act of 2002.  As of the date hereof, there are no material outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company SEC Reports, except such comments or unresolved issues as would not reasonably be expected to have a Company Material Adverse Effect.  None of Company’s subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

3.8           Brokers and Finders.  No broker, finder or investment banker is entitled to any financial advisory, brokerage, finder's or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its subsidiaries for which the Investor could have any liability.

ARTICLE IV
Covenants

4.1           Commercially Reasonable Efforts.  Subject to the terms and conditions of this Agreement, each of the parties will use its commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Exchange as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and thereby and shall use commercially reasonable efforts to cooperate with the other party to that end.

4.2           Certain Notifications Until Closing.  From the date hereof until the Closing, the Company shall promptly notify the Investor of (i) any fact, event or circumstance of which it is aware and which would reasonably be likely to cause any representation or warranty of the Company contained in this Agreement to be untrue or inaccurate in any material respect or to cause any covenant or agreement of the Company contained in this Agreement not to be complied with or satisfied in any material respect and (ii) any fact, circumstance, event, change, occurrence, condition or development of which the Company is aware and which, individually or in the aggregate, has had or would reasonably be likely to have a Company Material Adverse Effect; provided, however, that delivery of any notice pursuant to this Section 4.2 shall not limit or affect any rights of or remedies available to the Investor; provided, further, that a failure to comply with this Section 4.2 shall not constitute a breach of this Agreement or the failure of any condition set forth in Section 1.1 to be satisfied unless the underlying Company Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Section 1.1 to be satisfied.

4.3           Registration of the Exchange Common Shares.

(a)              As promptly as practicable following the date of this Agreement, the Company shall promptly prepare and file with the SEC a registration statement to effect the registration of the Exchange Common Shares under the Securities Act. The Company shall use its commercially reasonable best efforts to respond as promptly as practicable to any written or oral comments from the SEC or its staff with respect to such registration statement or any related matters. The Company shall use its commercially reasonable best efforts to have the registration statement declared effective under the Securities Act as promptly as practicable after such filing and to maintain such effectiveness for as long as necessary to consummate the Exchange and the other transactions contemplated by this Agreement.  The Company shall also use its commercially reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

(b)              In addition to its obligations pursuant to Section 4.3(a), the Company shall make all necessary filings with respect to the Exchange and the other transactions contemplated by this Agreement under the Securities Act and applicable foreign or state securities or “Blue Sky” laws and regulations promulgated thereunder. The Company shall advise the Investor, promptly after receipt of notice thereof, of (and provide copies of any notices or communications with respect to) the time of the effectiveness of the registration statement, the filing of any supplement or amendment thereto, the issuance of any stop order relating thereto, the suspension of the qualification of Exchange Common Shares issuable in connection with the Exchange for offering or sale in any jurisdiction, or of any request by the SEC or its staff for amendment to the registration statement, comments thereon from the SEC’s staff and each Party’s responses thereto or request of the SEC or its staff for additional information.

ARTICLE V
Miscellaneous

5.1	Termination . This Agreement may be terminated at any time prior to the Exchange Effective Time:

(a)              by either the Investor or the Company if the Closing shall not have occurred by December 31, 2014; provided, however, that in the event the Closing has not occurred by such date, the parties will consult in good faith to determine whether to extend the term of this Agreement, it being understood that the parties shall be required to consult only until the fifth day after such date and not be under any obligation to extend the term of this Agreement thereafter; provided, further, that the right to terminate this Agreement under this Section 5.1(a) shall not be available to any party whose breach of any representation or warranty or failure to perform any obligation under this Agreement shall have caused or resulted in the failure of the Closing to occur on or prior to such date;

(b)              by either the Investor or the Company in the event that any Governmental Entity (i) shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable, or (ii) shall have imposed any restriction or condition that the Investor or the Company, as appropriate, determines, in its reasonable good faith judgment, is materially and unreasonably burdensome and would reduce the benefits of the Exchange to such a degree that, had such restriction or condition been known as of the date of the Agreement, the Investor or the Company, as appropriate, would not have entered into the Agreement; or

(c)              by the mutual written consent of the Investor and the Company.

In the event of termination of this Agreement as provided in this Section 5.1, this Agreement shall forthwith become void and there shall be no liability on the part of either party hereto except that nothing herein shall relieve either party from liability for any breach of this Agreement.

5.2           Survival of Representations and Warranties.  The representations and warranties of the Company made herein or in any certificates delivered in connection with the Closing shall survive the Closing until the date that is twelve (12) months after the Closing, at which time they shall terminate.

5.3           Amendment.  No amendment of any provision of this Agreement will be effective unless made in writing and signed by an officer or a duly authorized representative of each of the Company and the Investor.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative of any rights or remedies provided by law.

5.4           Waiver of Conditions.  The conditions to each party’s obligation to consummate the Exchange are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.  No waiver will be effective unless it is in a writing signed by a duly authorized officer of the waiving party that makes express reference to the provision or provisions subject to such waiver.

5.5           Governing Law; Submission to Jurisdiction, etc. This Agreement and any claim, controversy or dispute arising under or related to this Agreement, the relationship of the parties, and/or the interpretation and enforcement of the rights and duties of the parties shall be enforced, governed, and construed in all respects (whether in contract or in tort) in accordance with the federal law of the United States if and to the extent such law is applicable, and otherwise in accordance with the laws of the State of Georgia applicable to contracts made and to be performed entirely within such State.  Each of the parties hereto agrees (a) to submit to the exclusive jurisdiction and venue of the state courts of Dougherty County, Georgia for any and all civil actions, suits or proceedings arising out of or relating to this Agreement or the Exchange contemplated hereby and (b) that notice may be served upon each party at the address and in the manner set forth for notices in Section 5.6.  To the extent permitted by applicable law, each of the parties hereto hereby unconditionally waives trial by jury in any civil legal action or proceeding relating to this Agreement or the transactions contemplated hereby.

5.6           Notices.  Any notice, request, instruction or other document to be given hereunder by any party to the other will be in writing and will be deemed to have been duly given (a) on the date of delivery if delivered personally, or by facsimile, upon confirmation of receipt, or (b) on the second business day following the date of dispatch if delivered by a recognized next day courier service.  All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

If to the Company:

Heritage Financial Group, Inc.
721 N. Westover Blvd.
Albany, Georgia 31707
Attention:  T. Heath Fountain
Telephone:  (229) 878-2055
Email:  hfountain@eheritagebank.com

With a copy to:

Bryan Cave LLP
1201 W. Peachtree Street NW, 14th Floor
Atlanta, Georgia 30309
Attention:  Robert D. Klingler
Telephone:  (404) 572-6810
Email:  robert.klingler@bryancave.com

If to the Investor:

Jacobs Asset Management, LLC
11 East 26 Street
New York, New York 10010
Attention:  Ryan Zacharia
Telephone: (212) 271-5126
Email:  ryan@jampartners.com

With electronic copies to:

Email:  dan@jampartners.com
Email:  operations@jampartners.com

5.7           Definitions.

(a)              The term “Affiliate” means, with respect to any person, any person directly or indirectly controlling, controlled by or under common control with, such other person.  For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) when used with respect to any person, means the possession, directly or indirectly, of the power to cause the direction of management and/or policies of such person, whether through the ownership of voting securities by contract or otherwise.

(b)              The term “Business Combination” means a merger, consolidation, statutory share exchange or similar transaction that requires the approval of the Company’s stockholders.

(c)              The term “Company Common Stock” means the $0.01 par value common stock of the Company.

(d)              The term “Company Material Adverse Effect” means any occurrence, event, development, effect, change or condition that (i) is, or would reasonably be expected to be, individually or in the aggregate, material and adverse to the financial condition, results of operations or business of the Company and its subsidiaries taken as a whole, or (ii) does or would materially impair the ability of the Company to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement, provided, however, that any such occurrence, event, development, effect, change or condition that results from or arises out of any of the following shall not be considered when determining if a Company Material Adverse Effect has occurred or would reasonably be expected to occur under prong (i): (A) changes in GAAP or interpretations thereof, (B) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable law, rules or regulations of general applicability to companies in any of the industries in which the Company and its subsidiaries operate, or the interpretation or enforcement thereof, (C) changes in global, national or regional political conditions or economic or market conditions generally (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets), (D) a decline in the trading price of Company Common Stock or a failure, in and of itself, of the Company to meet earnings projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period, but not, in either case, including any underlying causes thereof, (E) the execution and delivery of the Merger Agreement or this Agreement, the public announcement of the Merger Agreement or this Agreement, the Merger, the Exchange and related transactions contemplated thereby and hereby, the taking of any action required or expressly contemplated by the Merger Agreement or this Agreement, including expenses incurred by the Company in consummating the transactions contemplated by the Merger Agreement or this Agreement, or the identity of, or any facts or circumstances relating to, the Investor or the Company, or the subsidiaries of the Investor or the Company, including the impact of any of the foregoing on the relationships, contractual or otherwise, of such party or any of its subsidiaries with customers, providers, suppliers, partners, officers or employees (including any employee departures that result from the announcement or the Merger Agreement or any of the transactions contemplated thereby), or (F) actions or omissions taken with the prior written consent of the Investor or expressly required by this Agreement except, with respect to clauses (A), (B) and (C), to the extent that the effects of such change are materially disproportionately adverse to the financial condition, results of operations or business of the Company and its subsidiaries, taken as a whole, as compared to other companies in the industries in which the Company and its subsidiaries operate.

(e)              To the extent any securities issued pursuant to this Agreement or the transactions contemplated hereby are registered in the name of a designee of the Investor pursuant to Sections 1.1 or 5.8 or transferred to an Affiliate of the Investor, all references herein to the Investor holding or owning any debt or equity securities of the Company, Exchange Common Shares (and any like variations thereof) shall be deemed to refer to the Investor, together with such designees and/or Affiliates, holding or owning any debt or equity securities or Exchange Common Shares (and any like variations thereof), as applicable.

5.8           Assignment.  Neither this Agreement nor any right, remedy, obligation nor liability arising hereunder or by reason hereof shall be assignable by any party hereto without the prior written consent of each other party, and any attempt to assign any right, remedy, obligation or liability hereunder without such consent shall be void, except (a) an assignment, in the case of a Business Combination where such party is not the surviving entity, or a sale of substantially all of its assets, to the entity which is the survivor of such Business Combination or the purchaser in such sale, and (b) an assignment by the Investor of this Agreement to an Affiliate of the Investor; provided that if the Investor assigns this Agreement to an Affiliate, the Investor shall be relieved of its obligations under this Agreement but (i) all rights, remedies and obligations of the Investor hereunder shall continue and be enforceable and exercisable by such Affiliate, and (ii) the Company's obligations and liabilities hereunder shall continue to be outstanding.

5.9           Severability.  If any provision of this Agreement, or the application thereof to any person or circumstance, is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

5.10           No Third-Party Beneficiaries.  Nothing contained in this Agreement, expressed or implied, is intended to confer upon any person or entity other than the Company and the Investor any benefit, right or remedies.

5.11           Entire Agreement, etc. This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between the parties, with respect to the subject matter hereof.  For the avoidance of doubt, the Merger Agreement shall remain in full force and effect.

5.12           Counterparts and Facsimile.  For the convenience of the parties hereto, this Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement.  Executed signature pages to this Agreement may be delivered by facsimile and such facsimiles will be deemed as sufficient as if actual signature pages had been delivered.

5.13           Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms.  It is accordingly agreed that the parties shall be entitled (without the necessity of posting a bond) to specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

HERITAGE FINANCIAL GROUP, INC.

By:
Name: O. Leonard Dorminey
Title: President and Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

JACOBS ASSET MANAGEMENT, LLC

By:
Name: Sy Jacobs
Title: Managing Member